Form 10-K, Exhibit 13
period 1993-12-31
AIRBORNE FREIGHT CORP /DE/
filed 1994-03-29
CIK 3000

                                                                      EXHIBIT 13

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                      COMMON STOCK & DIVIDEND INFORMATION


The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1993 and 1992:




 Quarter                 High             Low           Dividend
 -------               -------          -------         --------
 1993:

 Fourth                $35.250          $24.125           $.075
 Third                  25.625           19.125            .075
 Second                 26.500           20.875            .075
 First                  23.875           18.125            .075


 1992:
 Fourth                $20.375          $15.875           $.075
 Third                  16.875           12.500            .075
 Second                 25.125           13.875            .075
 First                  29.750           23.375            .075

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                      1993             1992             1991            1990              1989
                                                   ----------       ----------       ----------      ----------          --------
                                                                          (In thousands except per share data)
 OPERATING RESULTS:
   Revenues
     Domestic                                      $1,484,787       $1,259,792       $1,144,791       $  982,268         $752,217
     International                                    235,194          224,524          222,256          199,622          197,679
                                                   ----------       ----------       ----------       ----------         --------
       Total                                        1,719,981        1,484,316        1,367,047        1,181,890          949,896
   Operating Expenses                               1,636,861        1,456,450        1,307,790        1,117,594          903,966
                                                   ----------       ----------       ----------       ----------         --------
     Earnings From Operations                          83,120           27,866           59,257           64,296           45,930
   Interest, Net                                       24,093           18,779           10,842            8,857           13,927
                                                   ----------       ----------       ----------       ----------         --------
     Earnings Before Income Taxes                      59,027            9,087           48,415           55,439           32,003
   Income Taxes                                        23,738            3,930           18,416           21,862           12,920
                                                   ----------       ----------       ----------       ----------         --------
     Net Earnings Before Changes in Accounting         35,289            5,157           29,999           33,577           19,083
   Cumulative Effect of Changes in Accounting           3,828               --               --               --               --
                                                   ----------       ----------       ----------       ----------       ----------
     Net Earnings                                      39,117            5,157           29,999           33,577           19,083
   Preferred Stock Dividends                            2,760            2,760            2,760            2,548               --
                                                   ----------       ----------       ----------       ----------         --------
   Net Earnings Available to Common Shareholders   $   36,357       $    2,397       $   27,239       $   31,029         $ 19,083
                                                   ==========       ==========       ==========       ==========         ========
   Net Earnings Per Common Share




     Primary                               $     1.66*       $      .12        $     1.40        $     1.76          $   1.33
                                           ==========        ==========        ==========        ==========          ========
     Fully Diluted                         $     1.64*       $      .12        $     1.40        $     1.76          $   1.24
                                           ==========        ==========        ==========        ==========          ========
   Dividends Per Common Share              $      .30        $      .30        $      .30        $      .30          $    .30
                                           ==========        ==========        ==========        ==========          ========
   Average Primary Shares Outstanding          19,596            19,423            19,471            17,626            14,307
                                           ==========        ==========        ==========        ==========          ========
 FINANCIAL STRUCTURE:
   Working Capital                         $   60,564        $   50,276        $   26,618        $   31,215          $ 26,703
   Property and Equipment                     733,963           730,937           613,149           419,873           306,429
   Total Assets                             1,006,909           964,739           823,647           613,534           470,605
   Long-Term Debt                             269,250           303,335           153,279           106,303           122,830
   Subordinated Debt                          122,150           125,720           129,290            17,860            21,430
   Redeemable Preferred Stock                  40,000            40,000            40,000            40,000               --
   Shareholders' Equity                       318,824           285,639           287,344           263,417           168,126

 NUMBER OF SHIPMENTS:
   Domestic                                   160,568           130,186           106,219            85,910            64,134
   International                                3,545             3,302             2,777             2,310             1,964
                                           ----------        ----------        ----------        ----------        ----------
     Total                                    164,113           133,488           108,996            88,220            66,098
                                           ==========        ==========        ==========        ==========        ==========

- -----------------------
* Exclusive of the cumulative effect of adopting accounting standards for income taxes and postretirement benefits.

  Primary and fully diluted earnings per share inclusive of the changes were $1.86 and $1.82, respectively.

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS:
    The Company's operating performance in 1993 resulted in significantly higher operating income compared to 1992 and record net earnings. This improvement was the result of strong domestic shipment and revenue growth, lower per shipment operating costs, and a relatively stable pricing environment.
    Net earnings available to common shareholders in 1993 before changes in accounting were $32.5 million, or $1.66 per primary share, compared to $2.4 million, or $.12 per share in 1992. Net earnings after the changes in accounting were $36.4 million, or $1.86 per common share, $1.82 per share on a fully diluted basis.
    In the first quarter of 1993 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" and SFAS No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions". The first of these accounting changes requires the Company's deferred tax assets and liabilities be adjusted to reflect current enacted rates rather than the statutory rates that were effective when the liabilities were established. This change resulted in an increase to earnings of $5.5 million. The other accounting change requires that expected postretirement health care benefit costs be accrued over the applicable employee service period. This change resulted in a charge to earnings, net of taxes, of $1.7 million. These two changes on a combined basis increased net earnings in the first quarter and for the year of 1993 by $3.8 million, or $.20 per share.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:


                                                          1993                  1992                  1991
                                                        --------              --------              --------
 Number of Shipments (in thousands):
   Domestic
     Overnight
       Letters                                            32,620                29,653                27,272
       0-2 lbs.                                           41,390                37,103                33,013
       3-99 lbs.                                          35,853                29,959                27,678
                                                        --------              --------              --------
         Total                                           109,863                96,715                87,963
     Select Delivery Service
       0-2 lbs.                                           31,640                21,552                10,945
       3-99 lbs.                                          18,715                11,584                 6,990
                                                        --------              --------              --------
         Total                                            50,355                33,136                17,935
     100 lbs. and over                                       350                   335                   321
                                                        --------              --------              --------
       Total Domestic                                    160,568               130,186               106,219
                                                        --------              --------              --------
   International
     Express                                               3,139                 2,886                 2,390
     All Other                                               406                   416                   387
                                                        --------              --------              --------
       Total International                                 3,545                 3,302                 2,777
                                                        --------              --------              --------

   Total Shipments                                       164,113               133,488               108,996
                                                        ========              ========              ========


 Average Pounds Per Shipment:
   Domestic                                                  4.8                   4.8                   5.0
   International                                            47.1                  46.7                  55.4

 Average Revenue Per Pound:
   Domestic                                               $ 1.94                $ 2.04                $ 2.17
   International                                          $ 1.41                $ 1.46                $ 1.44

 Average Revenue Per Shipment:
   Domestic                                               $ 9.25                $ 9.68                $10.78
   International                                          $66.35                $68.00                $80.03


    Total revenues increased 16% in 1993 compared to 9% in 1992 and 16% in 1991. Shipment volume grew to 164 million in 1993 increasing 23%, compared to a 22.5% increase in 1992 and 23.5% in 1991.
    Domestic revenue increased 18% in 1993 on shipment growth of 23% compared to revenue growth of 10% and 17% and shipment growth of 23% and 24% in 1992 and 1991, respectively. Domestic shipment growth has been aided by improved growth in overnight express shipments, up almost 14% in 1993 compared to 10% in 1992 and 12% in 1991. The growth in domestic shipments also continued to be aided by growth in the Company's lower yielding deferred service product, Select Delivery Service (SDS), which accounted for more than 31% of the total domestic shipments in 1993 compared to 25% in 1992 and 17% in 1991. The Company increased rates in March 1993 by approximately 5% on domestic business that was not under a time-definite contract, resulting in an overall yield improvement of approximately 2%. This was the first domestic rate increase in four years. Although still very competitive, the domestic pricing environment has improved during 1993 resulting in relatively stable yields. The decline in revenue per shipment slowed significantly in 1993, with the ratio decreasing only 4% in 1993, compared to 10% in 1992 and 6% in 1991.
    International revenue increased 5% in 1993 on shipment growth of 7% compared to revenue growth of 1% and 11% and shipment growth of 19% and 20% in 1992 and 1991, respectively. The growth rate of international shipments continued to be negatively impacted by weak offshore economic conditions. International growth for the year was positively impacted by strong fourth quarter volume, primarily the result of significant additional volume from a major customer, which resulted in revenues increasing 24% and shipments 10% compared to the fourth quarter of 1992.

    OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 95.2% in 1993 compared to 98.1% in 1992 and 95.7% in 1991. The overall improved operating margin achieved in 1993 was positively impacted by the 6.1% operating margin achieved in the last half of the year. Measuring cost performance on a per shipment handled basis, total operating expenses per shipment declined 8.6% to $9.97 in 1993 compared to $10.91 in 1992 and $12.00 in 1991. A strong focus on cost control, productivity improvements and quality improvement programs are primarily responsible for this favorable trend. The Company achieved a 12.1% improvement in productivity, as measured by shipments handled per paid employee hour, compared to 9.7% improvement in 1992 and 7.6% in 1991.
    Transportation purchased decreased as a percentage of revenues to 31.6% in 1993 compared to 32.7% in 1992 and 32.9% in 1991. This expense category consists primarily of commercial airline costs and farmed-out trucking and pick-up and delivery costs. International airline costs, for lift purchased directly from other carriers, continued to decline as a percentage of total revenues in 1993. This expense category did increase as a percentage of revenues in the fourth quarter of 1993 compared to 1992 as a result of the increase in international airline costs required to handle the increased volume in the quarter.
    Station and ground expense as a percentage of revenues was 30.6% in 1993 compared to 31.1% in 1992 and 29.8% in 1991. Productivity gains in pick-up and delivery, customer service and hub operations have been instrumental in partially offsetting the effect of increased costs incurred to accommodate the growth in shipments and expand service while maintaining service integrity. Shipment volume handled through ten regional sort facilities currently approximates 35% of total domestic shipment weight handled and has resulted in incrementally lower transportation and handling costs.
    Flight operations and maintenance expense declined as a percentage of revenues to 14.1% in 1993 compared to 14.9% in 1992 and 13.6% in 1991. This decline is primarily a result of lower aircraft maintenance costs per flight hour and lower average fuel costs than in 1992. Aviation fuel consumption increased 12% to 107.6 million gallons in 1993. The increase in fuel consumption is a result of additional Company operated aircraft placed in service during the past year. Average aviation fuel prices for 1993 approximated $.65 per gallon, $.04 per gallon lower than 1992, and $.09 per gallon lower than 1991.
    General and administrative expense as a percentage of revenues was 8.1% in 1993 compared to 8.1% in 1992 and 8.8% in 1991. Sales and marketing decreased to 2.9% of revenues in 1993 compared to 3.2% in 1992 and 3.3% in 1991. Productivity gains and controls on discretionary spending in these two expense categories have been instrumental in offsetting the effect of increased costs incurred to accommodate shipment growth and expand service as well as inflationary cost increases. General and administrative expense includes profit sharing expense which increased to $5.7 million in 1993, due to the significant increase in profitability in 1993, compared to $.7 million in 1992.
    Depreciation and amortization expense declined as a percentage of revenues to 7.8% in 1993 compared to 8.1% in 1992 while 1991 was 7.2%. The total amount of depreciation and amortization has continued to increase over the last three years as a result of capital expenditures incurred primarily to expand the airline operations.

    INTEREST EXPENSE increased in 1993 due to the higher level of average outstanding borrowings. The average interest rates for 1993 were also modestly higher than 1992, primarily a result of the Senior Notes financing completed in December 1992. Interest capitalized in 1993, which was primarily related to the acquisition and modification of aircraft, was lower in 1993 than the prior two years due to fewer aircraft in modification during the year.

    INCOME TAXES for 1993 resulted in an effective tax rate of 40.2% compared to 43.2% in 1992 and 38.0% in 1991. The increase in the effective tax rate for 1992 was primarily due to the increase in the effective tax rate for state and local taxes when applied to the lower level of earnings in 1992. The effective tax rate in 1993 was impacted by the Omnibus Budget Reconciliation Act of 1993 (the Act). The Act contains changes to corporate tax laws, including an increase in the corporate tax rate on income to 35% from the previous 34% rate, and a further limitation on the deduction of certain business expenses, retroactive to January 1, 1993.

    Looking ahead, certain trends experienced in 1993 position the Company for an improved year in 1994. These include an improved business climate, a stable pricing environment, and a continuing reduction in operating expenses per shipment.
    However, severe winter weather in the Midwest and Northeast and the earthquake in the Los Angeles area brought some disruption in the early part of the first quarter of 1994 to the favorable trends realized in 1993. Both events disrupted the flow of business and required an estimated $2 to $3 million in extra expenses. In addition, shipment volume may have been reduced from what might have otherwise been experienced if these disruptions had not occurred. However, the Company does not believe the amount of any reduced revenue is determinable, as many customers who also were impacted by these same disruptions may have transacted their shipments at a later date. The Company believes these disruptions will not have a significant impact on operating results for the full year of 1994.

FINANCIAL CONDITION:
    CAPITAL EXPENDITURES and financing associated with those expenditures have been the primary factors affecting the financial condition of the Company over the last three years. The Company took measures to reduce capital expenditures in 1993, including carefully evaluating aircraft use and facilities expansion. As a result, actual capital expenditures were significantly lower than the prior two years, and also were lower than projected at the beginning of 1993. Total capital expenditures, net of dispositions, were $139 million in 1993 compared to $252 million in 1992 and $246 million in 1991. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment.
    The Company acquired 6 DC-9 and a DC-8 aircraft in 1993 and 10 aircraft were placed into service during the year. At the end of 1993 the Company had 90 aircraft in service, consisting of 26 DC-8's, 53 DC-9's and 11 YS-11's. In addition, there were 2 aircraft in modification status and 6 aircraft that had not been modified. Other capital expenditures in 1993 included vehicles for expansion and replacement, facilities and package handling equipment related to servicing the increased shipment volume, airport runway expansion, leasehold improvements for new or expanded facilities and for computer equipment.
    Capital expenditures will continue to be a significant factor affecting financial condition in 1994. The Company anticipates 1994 capital expenditures of approximately $190 million, with a significant portion of the investment going for the acquisition of 4 aircraft, the modification of aircraft to be placed in service, the retrofitting of aircraft with Stage III hush kits, and the continued expansion of the airport facility.
    A total of 8 aircraft are expected to be placed in service in 1994. Not all of these aircraft will be added to the scheduled fleet during the year. Some of these aircraft will be assigned as fleet backup, and as replacement aircraft for those rotated out of service for normal maintenance, for Stage III hush kit retrofitting, and to perform FAA service bulletin maintenance. The Company anticipates reducing the number of aircraft not modified for revenue service to a single DC-9 by the end of 1994.

    LIQUIDITY AND CAPITAL RESOURCES: Liquidity for financing capital expenditures in 1993 came primarily from internally generated cash provided from operations which approximated $174 million in 1993 compared to $122 million in 1992 and $134 million in 1991. In addition, any need for liquidity during the year was provided by the revolving bank line of credit.
    The revolving bank credit line has traditionally been used as a major source of liquidity for periods of time between other financing transactions that provide liquidity. The Company renegotiated its revolving bank credit agreement effective November 19, 1993, increasing the total commitment from $225 million to $240 million, subject to a maximum level of Company indebtedness permitted by certain convenants in the agreement and other loan agreements. The new agreement provides pricing flexibility that should decrease the effective cost of borrowing. The agreement is effective through May 31, 1997, with the option to extend to May 31, 1999. At December 31, 1993, a total of $105 million was owing under the revolving bank credit agreement.
    The Company also has available $20 million under uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.

    The Company has an aircraft financing facility with Mitsui & Co., providing for a total commitment of $100 million to be used for the financing of up to 80% of the value of aircraft acquired and modified by the Company. The commitment is for a five-year period expiring in March 1995. No utilization of this facility has occurred.
    In February 1994, the Company canceled a shelf registration for $100 million of debt securities which was due to expire in December 1994. This represented the remaining unused portion of $200 million of debt securities registered with the Securities and Exchange Commission in December of 1992.
    The Company's ratio of senior long-term debt to total capitalization was 34.6% and the ratio of total long-term debt to total capitalization was 50.3% at December 31, 1993, compared to 39.3% and 55.5%, respectively, at December 31, 1992. Anticipated cash flow from 1994 operations should provide the majority of the liquidity for projected 1994 capital expenditures of $190 million. Accordingly, these ratios are not expected to change significantly from the 1993 year end level.
    In management's opinion, the available capacity under the bank credit agreements and aircraft financing agreement coupled with anticipated internally generated cash flow from 1994 operations should provide adequate flexibility for financing future growth.

INFLATION:
    Except for fuel costs, the rate of inflation has been relatively constant over the past several years, and so has the impact of inflation on the Company's results of operations and financial condition. The effects of inflation have been considered in management's discussion where considered pertinent.

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF NET EARNINGS



 Year Ended December 31                                         1993                  1992                  1991
 ----------------------                                      ----------            ----------            ----------
                                                                      (In thousands except per share data)
 REVENUES:
   Domestic                                                  $1,484,787            $1,259,792            $1,144,791
   International                                                235,194               224,524               222,256
                                                             ----------            ----------            ----------
                                                              1,719,981             1,484,316             1,367,047
 OPERATING EXPENSES:
   Transportation purchased                                     543,594               485,484               449,811
   Station and ground operations                                526,661               461,813               406,998
   Flight operations and maintenance                            242,120               221,197               186,007
   General and administrative                                   139,955               119,989               120,812
   Sales and marketing                                           50,591                47,335                45,131
   Depreciation and amortization                                133,940               120,632                99,031
                                                             ----------            ----------            ----------
                                                              1,636,861             1,456,450             1,307,790
                                                             ----------            ----------            ----------
     EARNINGS FROM OPERATIONS                                    83,120                27,866                59,257
 INTEREST, NET                                                   24,093                18,779                10,842
                                                             ----------            ----------            ----------
     EARNINGS BEFORE INCOME TAXES                                59,027                 9,087                48,415
 INCOME TAXES                                                    23,738                 3,930                18,416
                                                             ----------            ----------            ----------
     NET EARNINGS BEFORE CHANGES IN ACCOUNTING                   35,289                 5,157                29,999

 CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING:
   Income taxes                                                   5,506                    --                    --
   Postretirement health care benefits                           (1,678)                   --                    --
                                                             ----------            ----------            ----------
     NET EARNINGS                                                39,117                 5,157                29,999
 PREFERRED STOCK DIVIDENDS                                        2,760                 2,760                 2,760
                                                             ----------            ----------            ----------
     NET EARNINGS AVAILABLE TO COMMON SHAREHOLDERS           $   36,357            $    2,397            $   27,239
                                                             ==========            ==========            ==========

 NET EARNINGS PER COMMON SHARE:
   Primary -
     Before changes in accounting                            $     1.66            $      .12            $     1.40
     Cumulative effect of changes in accounting                     .20                    --                    --
                                                             ----------            ----------            ----------
     Primary earnings per common share                       $     1.86            $      .12            $     1.40
                                                             ==========            ==========            ==========
   Fully Diluted -
     Before changes in accounting                            $     1.64            $      .12            $     1.40
     Cumulative effect of changes in accounting                     .18                    --                    --
                                                             ----------            ----------            ----------
     Fully diluted earnings per common share                 $     1.82            $      .12            $     1.40
                                                             ==========            ==========            ==========


 DIVIDENDS PER COMMON SHARE                                  $      .30            $      .30            $      .30
                                                             ==========            ==========            ==========

                See notes to consolidated financial statements.

                AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS



December 31                                             1993           1992
- -----------                                          ----------     ----------
                                                           (In thousands)
     ASSETS
     ------
 CURRENT ASSETS:
   Cash                                              $    7,134     $   10,179
   Trade accounts receivable, less
     allowance of $6,925,000 and
     $6,801,000                                         190,787        163,452
   Spare parts and fuel inventory                        27,224         26,925
   Deferred income tax assets                            15,206            --
   Prepaid expenses                                      18,815         18,034
                                                     ----------     ----------
     TOTAL CURRENT ASSETS                               259,166        218,590
 PROPERTY AND EQUIPMENT, NET                            733,963        730,937
 EQUIPMENT DEPOSITS and OTHER ASSETS                     13,780         15,212
                                                     ----------     ----------
 TOTAL ASSETS                                        $1,006,909     $  964,739
                                                     ==========     ==========

     LIABILITIES AND SHAREHOLDERS' EQUITY
     ------------------------------------
 CURRENT LIABILITIES:
   Accounts payable                                  $   95,684     $   84,253
   Salaries, wages and related taxes                     37,885         31,029
   Accrued expenses                                      55,545         43,136
   Income taxes payable                                   3,638          4,289
   Current portion of debt                                5,850          5,607
                                                     ----------     ----------
     TOTAL CURRENT LIABILITIES                          198,602        168,314

 LONG-TERM DEBT                                         269,250        303,335
 SUBORDINATED DEBT                                      122,150        125,720
 DEFERRED INCOME TAX LIABILITIES                         28,262         17,914
 OTHER LIABILITIES                                       29,821         23,817
 REDEEMABLE PREFERRED STOCK                              40,000         40,000
 SHAREHOLDERS' EQUITY:
   Preferred Stock, without par value -
     Authorized 5,200,000 shares, no
     shares issued
   Common stock, par value $1 per share -
     Authorized 60,000,000 shares
     Issued 19,688,731 and 19,514,850                    19,689         19,515
   Additional paid-in capital                           149,156        146,731
   Retained earnings                                    150,950        120,373
                                                     ----------     ----------
                                                        319,795        286,619
   Treasury stock, 315,150 and 318,150
     shares, at cost                                       (971)          (980)
                                                     ----------     ----------
                                                        318,824        285,639
                                                     ----------     ----------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $1,006,909     $  964,739
                                                     ==========     ==========

                See notes to consolidated financial statements.

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



 Year Ended December 31                                                      1993               1992               1991
 ----------------------                                                    -------             -------            -------
                                                                                               (In thousands)
 OPERATING ACTIVITIES:
   Net Earnings                                                            $ 39,117           $  5,157           $ 29,999
   Adjustments to reconcile net earnings to net cash provided by operating activities:
       Cumulative effect of changes in accounting                            (3,828)                --                 --
       Depreciation and amortization                                        122,533            110,206             90,586
       Provision for aircraft engine overhauls                               11,407             10,426              8,445
       Deferred income taxes                                                  1,513             (9,930)            (3,256)
       Other                                                                  3,461              5,949              8,125
                                                                           --------           --------           --------
     CASH PROVIDED BY OPERATIONS                                            174,203            121,808            133,899
       Change in:
         Receivables                                                        (27,335)           (16,158)           (11,880)
         Inventories and prepaid expenses                                    (1,080)            (5,635)            (7,594)
         Accounts payable                                                    15,266                 16             (3,177)
         Accrued expenses, salaries and taxes payable                        18,614              5,167             19,229
                                                                           --------           --------           --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES                              179,668            105,198            130,477

 INVESTING ACTIVITIES:
   Additions to property and equipment                                     (139,319)          (252,733)          (248,165)
   Disposition of property and equipment                                        231              1,068              1,674
   Expenditures for engine overhauls                                         (3,665)            (1,933)            (4,970)
   Other                                                                     (2,261)               206              1,094
                                                                           --------           --------           --------
     NET CASH USED IN INVESTING ACTIVITIES                                 (145,014)          (253,392)          (250,367)


 FINANCING ACTIVITIES:
   Proceeds (payments) on bank notes, net                                   (26,100)            30,700             17,900
   Proceeds from debt issuance                                                  --             132,786            126,479
   Principal payments on debt                                                (5,667)            (6,273)           (19,190)
   Proceeds from common stock issuance                                        2,608              1,641              2,370
   Dividends paid                                                            (8,540)            (8,503)            (8,442)
                                                                           --------           --------           --------
     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                       (37,699)           150,351            119,117
                                                                           --------           --------           --------
 NET INCREASE (DECREASE) IN CASH                                             (3,045)             2,157               (773)
 CASH AT BEGINNING OF YEAR                                                   10,179              8,022              8,795
                                                                           --------           --------           --------
 CASH AT END OF YEAR                                                       $  7,134           $ 10,179           $  8,022
                                                                           ========           ========           ========

                See notes to consolidated financial statements.

                 AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES:

PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

CASH
    The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts.
The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $24,728,000 and $23,201,000 are included in accounts payable at December 31, 1993 and 1992, respectively.

SPARE PARTS AND FUEL INVENTORY
    Spare parts are stated at average cost and fuel inventory is stated at cost on first-in, first-out basis.

PROPERTY AND EQUIPMENT
    Property and equipment, including rotable aircraft parts, are stated at cost. The cost and accumulated depreciation of property and equipment disposed of are removed from the accounts and any gain or loss reflected in earnings from operations.

For financial reporting purposes, depreciation of property and equipment is provided on a straight line basis over the assets useful life or lease term as follows:

Flight equipment                                              7 to 10 years
Buildings and leasehold improvements                          5 to 25 years
Package handling and ground support equipment                 3 to 8 year
Vehicles and other equipment                                  3 to 8 year


    Flight equipment carry residual values ranging from 10% to 15% of asset cost. All other property and equipment have no assigned residual values.
    Major engine overhauls for DC-9 aircraft are accrued in advance of the next scheduled overhaul based upon engine usage. Provision for engine overhauls is included in depreciation expense. Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 aircraft are performed by a third-party service provider under a contract expiring in 2004. Service costs under the contract are based upon an hourly rate for engine usage and are charged to expense in the period utilization occurs. Major engine overhauls for YS-11 aircraft are capitalized when incurred and charged to operations over their estimated service life. Expenditures for ordinary maintenance and repairs are charged to expense as incurred.

CAPITALIZED INTEREST
    Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service.

Capitalized interest was $2,094,000, $2,466,000 and $4,476,000 for 1993, 1992
and 1991, respectively.

INCOME TAXES
    The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of January 1, 1993. Under the asset and liability method prescribed by SFAS No. 109, deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using provisions of currently enacted tax laws. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates.

EARNINGS PER SHARE
    Primary earnings per common share are based upon the weighted average number of common shares outstanding during the period plus dilutive common equivalent shares applicable to the assumed exercise of outstanding stock options. The weighted average number of shares outstanding were 19,596,000, 19,423,000 and 19,471,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Fully diluted earnings per share includes the potential dilution for stock options and conversion of the 6.9% redeemable cumulative convertible preferred stock based upon net earnings adjusted for the elimination of preferred stock dividends. Applicable average shares outstanding and net earnings as adjusted for the year ended December 31, 1993, were 21,517,000 shares and $39,117,000, respectively. Fully diluted earnings per share for 1992 and 1991 are the same as primary earnings per share.

REVENUE RECOGNITION
    Domestic revenues and most domestic operating expenses are recognized when shipments are picked up from the customer. International revenues and direct air carrier expenses are recognized in the period when shipments are tendered to a carrier for transport to a foreign destination. Domestic and international delivery costs are recognized in the period incurred. The net revenue resulting from existing recognition policies does not materially differ from that which would be recognized on a delivery date basis.

NOTE B - PROPERTY AND EQUIPMENT:

Property and equipment consist of the following (in thousands):

December 31                                           1993             1992
- -----------                                        ----------       ----------
Flight equipment                                   $  849,174       $  770,766
Land, buildings and leasehold improvements            127,857          114,738
Package handling and ground support equipment         109,288          105,262
Vehicles and other equipment                          152,686          136,245
                                                   ----------       ----------
                                                    1,239,005        1,127,011
Accumulated depreciation and amortization            (505,042)        (396,074)
                                                   ----------       ----------
                                                   $  733,963       $  830,937
                                                   ==========       ==========

NOTE C - ACCRUED EXPENSES:

Accrued expenses consist of the following (in thousands):


December 31                    1993                  1992
- -----------                   -------               -------
Insurance                     $14,684               $16,876

Aircraft leases                13,258                11,917
Retirement plans               10,716                 1,604
Property and other taxes        8,059                 5,309
Interest                        4,032                 4,160
Other                           4,796                 3,270
                              -------               -------
                              $55,545               $43,136
                              =======               =======


NOTE D - INCOME TAXES:

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", as of January 1, 1993. The standard changes the method of accounting for income taxes from the deferred method to the asset and liability method. The result of this accounting change, recorded cumulatively in the first quarter of 1993, was to increase net earnings for the year ended December 31, 1993, by $5,506,000 or $.28 per primary common share. Other than additional deferred taxes provided in connection with enacted tax legislation, the change did not have a material effect on income tax expense recorded in 1993.

    The Company's Federal income tax expense and liabilities increased as a result of the Omnibus Budget Reconciliation Act of 1993, which was enacted on August 10, 1993. Income tax expense for the year ended December 31, 1993, reflects $738,000 of additional taxes related to the tax legislation, which adjusted the deferred tax assets and liabilities as of January 1, 1993.

    In early 1993, the Internal Revenue Service (IRS) concluded their field examination regarding the computation of the Company's aviation excise tax liability. The IRS and the Company reached a settlement agreement relating to the computation of the Company's aviation excise tax liability for all years prior to 1992. The agreement also provides a basis for computing excise tax obligations for future periods. The effect of this settlement did not have a material effect on the financial position or results of operations of the Company.



Deferred income tax assets and liabilities consist of the following (in thousands):


December 31                                           1992
- -----------                                         --------
    Insurance                                       $  5,648
    Employee benefits                                  5,336
    Bad debts, sales reserves and other                4,222
    Current deferred income tax assets                15,206
                                                    --------
    Depreciation and amortization                     53,492
                                                    --------
    Alternative Minimum Tax credit                   (19,647)


<Capition>

     December 31
     -----------
     Aircraft engine overhaul accrual                         (7,169)
     Capitalized interest                                      4,784
     Insurance                                                (5,135)
     Pension and other                                         1,937
                                                            --------
     Noncurrent net deferred income tax liabilities           28,262
                                                            --------
     Net deferred income tax liabilities                    $ 13,056
                                                            ========



Income taxes consist of the following (in thousands):


Year Ended December 31                                                    1993                  1992                  1991
- ----------------------                                                    ----                  ----                  ----
Current:
    Federal                                                              $19,671               $12,602               $18,031
    State                                                                  2,500                 1,103                 3,455
    Foreign                                                                   54                   155                   186
                                                                         -------               -------               -------
                                                                          22,225                13,860                21,672
 Deferred:
    Alternative Minimum Tax credit                                        (4,846)              (10,246)               (3,594)
    Bad debts and sales reserves                                              19                (2,393)                  223
    Aircraft engine overhaul accrual                                      (2,760)               (3,070)                 (868)
    Insurance                                                               (104)               (1,871)               (2,703)
    Employee benefits                                                       (407)                 (797)               (1,793)
    Depreciation and amortization                                          8,165                 8,196                 3,507
    Capitalized interest                                                     554                   712                 1,344
    Other                                                                    154                  (461)                  628
    Federal tax increase                                                     738                  --                    --
                                                                         -------               -------               -------
                                                                           1,513                (9,930)               (3,256)
                                                                         -------               -------               -------
                                                                         $23,738               $ 3,930               $18,416
                                                                         =======               =======               =======

The following table summarizes the major differences between the actual income tax provision and taxes computed at the Federal statutory rate (in thousands):


Year Ended December 31                                                    1993                  1992                 1991
- ----------------------                                                    ----                  ----                 ----
Taxes computed at statutory rate of 35%, (34% for 1992 and 1991)       $20,659                $3,090               $16,461
State and foreign income taxes, net of Federal benefit                   1,703                   777                 2,352
Tax effect of nondeductible expense                                        502                   461                   415

Tax credits and other                                                      136                  (398)                 (812)
Effect of Federal tax increase                                             738                  --                    --
                                                                       -------                ------               -------
                                                                       $23,738                $3,930               $18,416
                                                                       =======                ======               =======

NOTE E - LONG-TERM AND SUBORDINATED DEBT:

Long-term debt and subordinated debt consist of the following:


Year Ended December 31                                                                           1993               1992
- ----------------------                                                                         --------           ---------
                                                                                                    (In thousands)
LONG-TERM DEBT:
  Revolving credit notes payable to banks, effective rate of 3.5% on December 31, 1993         $105,000           $115,000
  Money market lines of credit                                                                     --               16,100
  Notes payable, variable rate, 3.9% on December 31, 1993, due April 1994, secured by            34,000             34,000
    flight equipment
  Senior notes, 8.875%, due December 2002                                                       100,000            100,000
  Refunding revenue bonds, effective rate of 3.2% on December 31, 1993, due June 2011            13,200             13,200
  Notes payable to vendors                                                                       12,468             17,835
  Capital lease obligations and other                                                             6,862              9,237
                                                                                               --------           --------
                                                                                                271,530            305,372
  Less current portion                                                                            2,280              2,037
                                                                                               --------           --------
                                                                                               $269,250           $303,335
                                                                                               ========           ========
SUBORDINATED DEBT:
  Convertible subordinated debentures, 6.75%, due August 2001                                  $115,000           $115,000
  Senior subordinated notes, 10%, sinking fund payments of $3,570,000 due in annual              10,720             14,290
    installments through June 1995, and $3,580,000 on June 1996
                                                                                               --------           --------
                                                                                                125,720            129,290
  Less current portion                                                                            3,570              3,570
                                                                                               --------           --------
                                                                                               $122,150           $125,720
                                                                                               ========           ========

    The Company renegotiated its revolving bank credit agreement effective November 1993 increasing the total commitment from $225,000,000 to $240,000,000. Interest rates for borrowings are generally determined by maturities selected and prevailing market conditions. The revolving credit agreement is for an initial period expiring May 31, 1997, with options to extend the maturity to May 31, 1999. The Company was in compliance with covenants of the current and previous revolving credit agreements during 1993, 1992 and 1991, including net worth restrictions which limit the payment of dividends ($77,700,000 of retained earnings was not restricted at December 31, 1993).
    The Company has available $20,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.

    Notes payable to vendors consist of short-term, non interest bearing financing provided through purchase agreements with vendors for the acquisition of aircraft.
    The Company has classified the borrowings outstanding under the money market lines of credit, notes payable to vendors and the note payable due April 1994 as long-term. These amounts will be refinanced under the revolving credit agreement.
    The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates. The average interest rate on these borrowings was 2.4% during 1993. Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $40,862,000 at December 31, 1993.
    The Company's 6.75% convertible subordinated debentures require no sinking fund payments prior to maturity. The debentures may be redeemed at the option of the Company beginning August 1994 at a redemption price of 104.9% declining ratably on an annual basis to par at maturity. The debentures are convertible into the Company's common stock at a conversion price of $35.50 per share, subject to adjustment in certain events. The Company has reserved 3,239,437 shares of common stock for such conversion.
    The Company has an aircraft financing facility with Mitsui & Co., Ltd., providing for a total commitment of $100,000,000 to be used for the financing of up to 80% of the value of aircraft acquired by the Company. Interest rates will be determined at the time of each borrowing based on a market based index rate. The commitment expires in March 1995 and no portion of the commitment had been utilized at December 31, 1993. At December 31, 1993, the Company was in compliance with financial covenants required had the Company requested financing under the facility at that date.
    At December 31, 1993, the present value of future minimum lease payments for capital lease obligations was $3,740,000 net of $550,000 representing interest payable. Property and equipment includes $8,034,000 for capital leases, and accumulated depreciation and amortization includes $4,861,000 applicable thereto.

The scheduled annual principal payments on long-term senior and subordinated debt and capital lease obligations for the next five years, assuming no extension of the revolving credit notes, are as follows (in thousands):

 1994                                                                $  5,850
 1995                                                                   6,109
 1996                                                                   5,568
 1997                                                                 151,514
 1998                                                                       9

The following table summarizes the fair value information regarding the Company's principal long-term debt arrangements as of December 31, 1993 (in thousands):

                                             Carrying       Fair
                                              Amount        Value
                                             --------      --------

 Senior notes                                $100,000      $107,690
 Convertible subordinated debentures          115,000       128,168


    Fair value for the senior notes and convertible subordinated debentures is based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the frequency of the repricing of the instrument.

NOTE F - COMMITMENTS:

OPERATING LEASES
    The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2011. Rental expense for 1993, 1992 and 1991 was $81,138,000, $76,414,000 and $73,301,000, respectively.



Rental commitments under long-term operating leases at December 31, 1993 total $427,748,000 and are payable as follows (in thousands):



                               Facilities       Equipment
                               ----------       ---------
 1994                          $ 42,332         $ 23,161
 1995                            41,067           22,952
 1996                            36,010           22,600
 1997                            33,232           19,539
 1998                            31,075           16,818
 1999 and beyond                118,918           20,044


PURCHASE COMMITMENTS
    Under various agreements the Company is committed to purchase nine aircraft consisting of four DC-8, and five DC-9 aircraft to be acquired at various dates through 1997. At December 31, 1993, deposits of $450,000 had been made toward these purchases. Additional deposits and payments for these aircraft acquisitions will approximate $21,000,000, $17,500,000, $15,700,000 and
$4,800,000, in 1994 through 1997, respectively.

NOTE G - POSTRETIREMENT PLANS:

PENSIONS
    The Company has trusteed retirement plans for all employees not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements. The Company retirement plans consist of profit sharing and capital accumulation plans and minimum monthly retirement income plans.
    The capital accumulation plans are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions of 35% of employee salary deferrals up to 6% of annual compensation. The total Company matching contribution expense was $2,926,000, $2,242,000 and $1,628,000 for 1993, 1992 and 1991, respectively.
    Contributions to the profit sharing plan are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The Company's profit sharing expense was $5,672,000, $684,000 and $3,645,000 for 1993, 1992 and 1991,
respectively. The profit sharing plan holds 456,617 of the Company's common stock at December 31, 1993, representing 2.4% of outstanding shares.
    The profit sharing plan is expected to be the primary retirement benefit. However, the minimum monthly retirement income plan guarantees a minimum level of monthly pension income for those not accruing sufficient balances in the profit sharing plan.

Net minimum monthly plan pension expense included the following components (in thousands):

Year Ended December 31                                            1993             1992             1991
- ----------------------                                           ------           ------           ------

 Service cost benefits earned during the period                  $2,934           $2,203           $1,692
 Interest cost on projected benefit obligation                    1,525            1,395            1,169
 Actual return on plan assets                                      (865)            (559)            (358)
 Net amortization and deferral                                      595              464              312
                                                                 ------           ------           ------
 Net pension expense                                             $4,189           $3,503           $2,815
                                                                 ======           ======           ======


The following is a summary of the minimum monthly plan funded status (in thousands):

December 31                                                                            1993             1992
- -----------                                                                           -------          -------
 Projected benefit obligation for service rendered to date                            $27,612          $20,866
 Plan assets at fair market value primarily marketable securities                       8,930            7,206
                                                                                      -------          -------
 Projected benefit obligation in excess of plan assets                                 18,682           13,660
 Unrecognized prior service cost                                                       (1,788)          (2,061)
 Unrecognized net losses from past experience different from that assumed              (4,520)          (2,152)
 Unrecognized net transition obligation                                                  (207)            (236)
                                                                                      -------          -------
 Pension liability included in consolidated balance sheets                            $12,167          $ 9,211
                                                                                      -------          -------
 Actuarial present value of accumulated benefit obligation, including
   vested benefits of $9,421,000 and $4,984,000, respectively                         $ 9,838          $ 5,264
                                                                                      =======          =======



Assumptions used in determining pension obligations were as follows:

                                            1993             1992             1991
                                            ----             ----             ----
 Discount rate                               7%               8%               8%
 Rate of compensation increase               6%               6%               6%
 Long-term rate of return on assets          8%               8%               8%


    The Company adopted a non-qualified, unfunded supplemental retirement plan for certain key executives in 1992. This plan provides defined retirement benefits which supplement those provided by the Company's other retirement plans. Pension expense for this plan was $550,000 and $638,000 in 1993 and 1992, respectively. The projected benefit obligation accrued in the consolidated balance sheet as of December 31, 1993 was $1,177,000 including $70,000 of accumulated benefit obligation.
    The Company also contributes to several multi-employer defined benefit pension plans covering substantially all employees under collective bargaining agreements. Total expense of these plans was $16,676,000, $14,358,000 and $11,287,000 for 1993, 1992 and 1991, respectively.

HEALTH CARE BENEFITS
    The Company adopted Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other than Pensions", as of January 1, 1993, using the immediate recognition transition option. The standard requires that expected post retirement health care benefit costs be accrued over the applicable employee service period. Prior to 1993, postretirement benefit costs were recognized when paid and were not material to total health care costs. The effect of immediate recognition of the transition obligation of $2,543,000 was a decrease in net earnings in the first quarter of 1993 of $1,678,000 or $.08 per primary share, net of a deferred tax benefit of $865,000.
    The Company provides postretirement health care benefits for employees and qualifying dependents who have met certain eligibility requirements and who are not covered by other plans to which the Company contributes, such as collectively bargained plans. The Company's plan is currently unfunded.
    The accumulated postretirement benefit obligation was $3,654,000 at December 31, 1993 of which $3,192,000 has been accrued in Other Liabilities on the Consolidated Balance Sheet. Postretirement benefit expense was $649,000 for 1993.
    The Company also contributes to multi-employer defined benefit welfare plans covering substantially all employees under collective bargaining agreements. Portions of the these contributions, which cannot be disaggregated, relate to postretirement benefits for plan participants. Total expense of these plans was $19,741,000 for 1993.
    The assumed health care cost trend rate used in measuring benefit costs was 14% for 1993, decreasing each successive year to a 7% annual growth rate in 1998, and thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or benefit cost as of or for the year ended December 31, 1993. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7% at December 31, 1993. The assumed discount rate used to determine the transition obligation recognized effective January 1, 1993, was 8%.

NOTE H - PREFERRED STOCK:

    The Company has outstanding 800,000 shares of 6.9% redeemable cumulative convertible preferred stock, at par value of $50 per share. The shares are convertible into the Company's common stock at a conversion price of $23.393 per share, subject to certain antidilutive provisions. The Company has reserved 1,709,914 shares of common stock for such conversion. Shares which are not converted to common stock may be redeemed, in whole or in part, at the option of the Company, beginning December 1994, at a redemption price of 103.45% and declining ratably on an annual basis to par on December 1999. In December 2004, the Company is required to redeem all outstanding shares at par value plus accrued dividends. From December 1994 through December 2004, the holders have the option of requiring the Company to redeem at par value 40,000 shares annually and 400,000 shares cumulatively.
    The non-voting preferred shares are senior to common shares both as to accumulated dividends and liquidation preferences. Dividends are payable quarterly.
    Fair value of the preferred stock is estimated at $60,000,000 assuming the stock was converted, at the option of the holder, to the Company's common shares. Estimated fair value is computed utilizing the December 31, 1993 closing market price of the Company's common stock of $35.125 per share.

NOTE I - SUPPLEMENTAL CASH FLOW INFORMATION:





 Year Ended December 31                                    1993               1992              1991
 ----------------------                                   -------           -------            -------
                                                                        (In thousands)
 Cash paid during the year for:
   Interest (net of capitalized interest)                 $27,121           $18,620            $ 8,960
   Income taxes                                            21,781            13,910             22,451


Non-cash investing and financing activities include capital lease, note payable and certain other vendor obligations of $13,846,000, $23,402,000 and $40,592,000 which were entered into 1993, 1992 and 1991, respectively.

NOTE J - SHAREHOLDERS' EQUITY:

Changes in shareholders' equity consists of the following (in thousands):

                                                                     Additional
                                                         Common       Paid-In       Retained     Treasury
                                                         Stock        Capital       Earnings      Stock
                                                         ------      ----------     --------     --------
 BALANCE at JANUARY 1, 1991                              $19,142      $143,093      $102,162     $  (980)
   Net earnings available to common shareholders                                      27,239
   Common stock dividends paid                                                        (5,682)
   Exercise of stock options                                 199         2,171
                                                         -------      --------      --------     -------
 BALANCE at DECEMBER 31, 1991                             19,341       145,264       123,719        (980)
   Net earnings available to common shareholders                                       2,397
   Common stock dividends paid                                                        (5,743)
   Exercise of stock options                                 174         1,467
                                                         -------      --------      --------     -------
 BALANCE at DECEMBER 31 1992                              19,515       146,731       120,373        (980)
   Net earnings available to common shareholders                                      36,357
   Common stock dividends paid                                                        (5,780)
   Exercise of stock options                                 174         2,425                         9
                                                         -------      --------      --------     -------

 BALANCE at DECEMBER 31, 1993                            $19,689      $149,156     $150,950     $  (971)
                                                         =======      ========     ========     =======


NOTE K - STOCK OPTIONS:

    Under shareholder approved option plans, officers, directors and key employees may be granted options to purchase the Company's common stock at the fair market value on date of grant. Options granted become exercisable over a period of six months to three years following the date of grant and expire ten years from the date of grant. A summary of the Company's employee stock option plans are as follows:



                                                Shares           Option Price
                                                Granted            Per Share
                                                -------          ------------
 Outstanding at December 31, 1990              1,186,394         $ 4.56-$18.50
     Granted                                     210,575                $22.13
     Exercised                                  (225,748)        $ 4.56-$12.75
     Canceled                                    (17,180)        $ 6.63-$22.13
                                               ---------         -------------
 Outstanding at December 31, 1991              1,154,041         $ 4.56-$22.13
     Granted                                     162,295                $28.50
     Exercised                                  (214,890)        $ 4.56-$18.50
     Canceled                                    (16,090)        $12.75-$28.50
                                               ---------         -------------
 Outstanding at December 31, 1992              1,085,356         $ 4.56-$28.50
     Granted                                     202,955                $22.50
     Exercised                                  (189,725)        $ 6.63-$28.50
     Canceled                                    (28,325)        $ 6.63-$28.50
                                               ---------         -------------
 Outstanding at December 31, 1993              1,070,261         $ 6.63-$28.50
                                               =========         =============
 Exercisable at December 31, 1993                645,550         $ 6.63-$28.50
                                               =========         =============
 Available for grants in future periods          141,765
                                               =========


NOTE L - SEGMENT INFORMATION:

    Substantially all of the Company's revenues are derived from domestic and international transportation and/or forwarding of air freight and express shipments. Domestic is defined as any shipment with an origin and destination within the United States, Puerto Rico or Canada. A substantial portion of international revenue originates in the United States ($181,491,000 in 1993, $179,135,000 in 1992, and $180,190,000 in 1991).
    The determination of operating income of domestic and international operations requires that certain costs incurred in the United States be allocated to international operations.

 Year Ended December 31                  1993           1992           1991
 ----------------------                  ----           ----           ----
                                                   (In thousands)

 Revenues:
    Domestic                          $1,484,787     $1,259,792     $1,144,791
    International                        235,194        224,524        222,256
                                      ----------     ----------     ----------
                                      $1,719,981     $1,484,316     $1,367,047
                                      ==========     ==========     ==========
 Earnings from Operations:
    Domestic                          $   76,441     $   21,156     $   53,283
    International                          6,679          6,710          5,974
    Interest, net                        (24,093)       (18,779)       (10,842)
                                      ----------     ----------     ----------
 Earnings Before Income Taxes         $   59,027     $    9,087     $   48,415
                                      ==========     ==========     ==========

 Identifiable Assets:
    Domestic                          $  969,764     $  928,592     $  786,203
    International                         37,145         36,147         37,444
                                      ----------     ----------     ----------
                                      $1,006,909     $  964,739     $  823,647
                                      ==========     ==========     ==========

NOTE M - QUARTERLY RESULTS (Unaudited):

The following is a summary of unaudited quarterly results of operations (in thousands except per share data):

                                                      1st          2nd          3rd          4th
 1993                                               Quarter      Quarter      Quarter      Quarter
 ----                                               -------      -------      -------      -------
 Revenues                                           $398,766     $419,881      $434,223    $467,111
 Earnings From Operations                             11,936       16,294        26,142      28,748
 Net Earnings Before Changes in Accounting             3,626        6,282        11,066      14,315
 Net Earnings Available to Common Shareholders         6,773        5,594        10,371      13,619
 Net Earnings Per Common Share Before Changes In
   Accounting
   Primary                                              $.15         $.29          $.53        $.69
   Fully Diluted                                         .15          .29           .52         .66

 1992
 ----

 Revenues                                           $359,917     $359,864      $371,648    $392,887
 Earnings From Operations                              6,153         (687)        8,721      13,679
 Net Earnings Available to Common Shareholders           380       (4,185)        1,370       4,832
 Net Earnings Per Common Share
   Primary                                              $.02        $(.22)         $.07        $.25
   Fully Diluted                                         .02         (.22)          .07         .25

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Airborne Freight Corporation
Seattle, Washington

    We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of net earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.
    As discussed in Notes D and G to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", as of January 1, 1993.



/s/  Deloitte & Touche
- -----------------------
DELOITTE & TOUCHE
February 11, 1994
Seattle, Washington