Form 10-K, Exhibit 13
period 1995-12-31
AIRBORNE FREIGHT CORP /DE/
filed 1996-03-27
CIK 3000

EXHIBIT 13
          AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
               COMMON STOCK & DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock
Exchange and the Pacific Stock Exchange under the symbol ABF.
The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1995 and 1994:

Quarter                               High          Low       Dividend
-------                               ----          ---       --------
1995:
Fourth                               $29.500      $22.250        $.075
Third                                 25.625       19.250         .075
Second                                22.750       18.375         .075
First                                 24.250       18.750         .075

1994:
Fourth                               $26.000      $18.000        $.075
Third                                 35.625       24.000         .075
Second                                38.375       31.500         .075
First                                 39.875       33.125         .075

                          AIRBORNE FREIGHT CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                      1995         1994         1993         1992         1991
                                      ----         ----         ----         ----         ----
                                                (In thousands except per share data)
OPERATING RESULTS:
  Revenues
    Domestic                       $1,871,163   $1,660,003   $1,484,787   $1,259,792   $1,144,791
    International                     368,188      310,756      235,194      224,524      222,256
                                   ----------   ----------   ----------   ----------   ----------
      Total                         2,239,351    1,970,759    1,719,981    1,484,316    1,367,047
  Operating Expenses                2,170,370    1,881,821    1,636,861    1,456,450    1,307,790
                                   ----------   ----------   ----------   ----------   ----------
    Earnings From Operations           68,981       88,938       83,120       27,866       59,257
  Interest, Net                        29,347       24,663       24,093       18,779       10,842
                                   ----------   ----------   ----------   ----------   ----------
    Earnings Before Income Taxes       39,634       64,275       59,027        9,087       48,415
  Income Taxes                         15,814       25,440       23,738        3,930       18,416
                                   ----------   ----------   ----------   ----------   ----------
    Net Earnings Before                23,820       38,835       35,289        5,157       29,999
      Changes in Accounting
  Cumulative Effect of                   --           --          3,828         --           --
      Changes in Accounting        ----------   ----------   ----------   ----------   ----------
    Net Earnings                       23,820       38,835       39,117        5,157       29,999
  Preferred Stock Dividends               276          894        2,760        2,760        2,760
                                   ----------   ----------   ----------   ----------   -----------
  Net Earnings Available           $   23,544   $   37,941   $   36,357   $    2,397   $   27,239
      to Common Shareholders       ==========   ==========   ==========   ==========   ==========

  Net Earnings Per Common Share
    Primary                        $     1.11   $     1.81   $     1.66*  $     0.12   $     1.40
                                   ==========   ==========   ==========   ==========   ==========
    Fully Diluted                  $     1.11   $     1.74   $     1.64*  $     0.12   $     1.40
                                   ==========   ==========   ==========   ==========   ==========
  Dividends Per Common Share       $     0.30   $     0.30   $     0.30   $     0.30   $     0.30
                                   ==========   ==========   ==========   ==========   ==========

  Average Primary                      21,204       21,001       19,596       19,423       19,471
      Shares Outstanding           ==========   ==========   ==========   ==========   ==========

FINANCIAL STRUCTURE:
  Working Capital                  $   91,599   $   66,871   $   56,521   $   50,276   $   26,618
  Property and Equipment              842,703      766,346      733,963      730,937      613,149
  Total Assets                      1,217,384    1,078,506    1,002,866      964,739      823,647
  Long-Term Debt                      364,621      279,422      269,250      303,335      153,279
  Subordinated Debt                   115,000      118,580      122,150      125,720      129,290
  Redeemable Preferred Stock            3,948        5,000       40,000       40,000       40,000
  Shareholders' Equity                406,315      387,398      318,824      285,639      287,344

NUMBER OF SHIPMENTS:
  Domestic                            225,553      187,460      160,568      130,186      106,219
  International                         4,592        3,954        3,545        3,302        2,777
                                   ----------   ----------   ----------   ----------   ----------
    Total                             230,145      191,414      164,113      133,488      108,996
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

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

     Operating results for 1995 were down substantially from 1994 due to the very disappointing first half results which were below our initial expectations. Earnings in the first half of 1995 were below 1994 levels as a result of the rapid growth of lower yielding deferred delivery product, a drop in the average weight per domestic shipment, and overall lower domestic yields. Second half 1995 earnings improved substantially over first half results as corrective actions designed to adjust to the new product mix and improve yields began to take effect.
     Net earnings available to common shareholders in 1995 decreased to $23.5 million, or $1.11 per primary share, compared to $37.9 million, or $1.81 per share in 1994. Net earnings for the second half of 1995 were $19.5 million, an increase over the second half of 1994 net earnings of $18.6 million and a substantial improvement over the $4.0 million earned in the first half of 1995.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                   1995         1994         1993
                                   ----         ----         ----
Number of Shipments (in thousands):
  Domestic
    Overnight
      Letters                     36,574       34,042       32,620
      0-2 lbs.                    50,097       44,302       41,390
      3-99 lbs.                   44,366       39,711       35,853
                                --------     --------     --------
        Total                    131,037      118,055      109,863
    Select Delivery Service
      0-2 lbs.                    59,713       43,212       31,640
      3-99 lbs.                   34,486       25,841       18,715
                                --------     --------     --------
        Total                     94,199       69,053       50,355
    100 lbs. and over                317          352          350
                                --------     --------     --------
      Total Domestic             225,553      187,460      160,568
                                --------     --------     --------
  International
    Express                        4,035        3,473        3,139
    All Other                        557          481          406
                                --------     --------     --------
      Total International          4,592        3,954        3,545
                                --------     --------     --------

  Total Shipments                230,145      191,414      164,113
                                ========     ========     ========

Average Pounds Per Shipment:
  Domestic                           4.6          4.8          4.8
  International                     62.9         64.1         47.1

Average Revenue Per Pound:
  Domestic                        $ 1.80       $ 1.85       $ 1.94
  International                   $ 1.28       $ 1.22       $ 1.41

Average Revenue Per Shipment:
  Domestic                        $ 8.24       $ 8.84       $ 9.23
  International                   $80.18       $78.59       $66.35

     Total revenues increased 13.6% in 1995, 14.6% in 1994, and 15.9% in 1993. Shipment volume grew to 230 million units in 1995 increasing 20.2%, compared to a 16.6% increase in 1994 and 22.9% in 1993.
     Domestic revenue increased 12.7% in 1995 on shipment growth of 20.3%. This compares to revenue growth of 11.8% and 17.9%, and shipment growth of 16.7% and 23.3% in 1994 and 1993, respectively. Domestic shipment growth in 1995 was impacted by a 36.4% growth rate of the Company's lower yielding deferred service product and the 11.0% growth rate of the higher yielding priority overnight service product. While the growth rate of overnight shipments was higher than the rate of growth achieved in 1994, the Company experienced a decline in the average weight per domestic shipment during the first quarter of 1995. As a result, the overall domestic revenue growth rate was considerably lower than the shipment growth rate. Domestic revenue growth during the second half of 1995 was positively impacted by the improved growth in higher yielding overnight shipments, which increased 12.8% in the last half of the year compared to only 9.1% during the first half of 1995. The Company also initiated a yield enhancement program with rate increases on specific business segments being initiated during the third and fourth quarters, with additional rate increases planned for 1996. Furthermore, after the decline in the first quarter of 1995, the average weight per shipment stabilized for the remainder of 1995, although the average for all of 1995 was lower than 1994. These factors all combined to produce a more stable domestic yield environment in the latter half of 1995 compared to the first half of the year. Although still very competitive, the domestic pricing environment during 1995 has been relatively stable. The decline in domestic revenue per shipment was 6.8% in 1995, compared to a 4.2% decline in 1994 and 4.6% in 1993.
     International revenue increased 18.5% in 1995 on shipment growth of 16.1% compared to revenue growth of 32.1% and 4.8% and shipment growth of 11.5% and 7.4% in 1994 and 1993, respectively. International revenue per shipment increased slightly compared to last year as a result of the overall growth in higher yielding freight shipments. However, the international revenue growth rate was lower than the previous year primarily as the result of the softness in higher yielding heavy weight shipments outbound from the Far East and from a decline in the growth rate of shipments outbound from the United States.

     OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 96.9% in 1995 compared to 95.5% in 1994 and 95.2% in 1993. Measuring cost performance on a per shipment basis, total operating expenses per shipment declined substantially in 1995 to $9.43, compared to $9.83 in 1994 and $9.97 in 1993. A strong focus on cost control, productivity improvements and quality improvement programs are primarily responsible for this favorable trend. The Company achieved a 7.3% improvement in productivity in 1995, as measured by shipments handled per paid employee hour, compared to 6.0% improvement in 1994 and 12.1% in 1993.
     Transportation purchased increased as a percentage of revenues to 35.2% in 1995 compared to 34.0% in 1994 and 31.6% in 1993. This expense category consists primarily of commercial airline costs, contracted pick-up and delivery and trucking costs. The increase in 1995 is primarily due to additional contracted pick-up and delivery costs to accommodate volume growth and to additional commercial airline costs for lift purchased directly from other carriers, resulting from the growth in international freight shipments discussed above.
     Station and ground expense as a percentage of revenues was 31.0% in 1995 compared to 30.2% in 1994 and 30.6% in 1993. Productivity gains in pick-up and delivery, customer service and hub operations have been instrumental in partially offsetting the effect of increased costs incurred to accommodate the growth in shipments and expand service while maintaining service integrity. Shipment volume handled through ten regional sort facilities, which approximated 25.4% and 22.8% of total domestic shipment weight handled in December 1995 and 1994, respectively, resulted in incrementally lower transportation and handling costs.
     Flight operations and maintenance expense as a percentage of revenues was 14.6% in 1995 compared to 14.2% in 1994 and 14.1% in 1993. The average aviation fuel price in 1995 was $0.60 per gallon, which was also the average price per gallon in 1994, and was approximately $0.05 per gallon lower than 1993. The average price above excludes the effect of a 4.3 cent per gallon excise tax on jet fuel that became effective October 1, 1995. This tax added approximately $1.7 million of additional cost to fourth quarter 1995 operating costs. 1996 aviation fuel costs will be negatively impacted by this excise tax as well. Aviation fuel consumption increased 14.9% to 142.2 million gallons in 1995. The increase in fuel consumption is a result of additional Company operated aircraft placed in service during the past year to accommodate the growth in business.
     General and administrative expense as a percentage of revenues decreased to 7.0% in 1995 compared to 7.4% in 1994 and 8.1% in 1993. Sales and marketing was 2.7% of revenues in 1995 compared to 2.7% in 1994 and 2.9% in 1993. Productivity gains and controls on discretionary spending in these two expense categories have been instrumental in offsetting the effect of increased costs incurred to accommodate shipment growth and expand service as well as inflationary cost increases. General and administrative expense includes profit sharing expense of $3.0 million in 1995, compared to $4.8 million in 1994 and $5.7 million in 1993.
     Depreciation and amortization expense declined as a percentage of revenues to 6.4% in 1995 compared to 7.0% in 1994 and 7.8% in 1993. The total dollar amount of depreciation and amortization has continued to increase over the last three years as a result of capital expenditures incurred primarily to expand the airline operations.

     INTEREST EXPENSE increased in 1995 compared to 1994 as the result of a higher level of average outstanding borrowings and higher average interest rates. Interest capitalized in 1995 of $3.7 million, was primarily related to the acquisition and modification of aircraft and the airport expansion, and was approximately $1.6 million higher than the amount capitalized in 1994 and 1993.

     INCOME TAXES for 1995 resulted in an effective tax rate of 39.9% compared to 39.6% in 1994 and 40.2% in 1993. The Company anticipates that the effective tax rate for 1996 will be comparable to 1995.

     As the Company stated at the end of 1994, it is apparent that the domestic market for priority overnight service is maturing, and looking ahead, this segment of the business is likely to continue to grow at a slower rate than the deferred delivery service. The Company experienced this to be the case in 1995 and believes this is a trend that will continue to impact the entire industry for the foreseeable future. As was the case last year, the challenge going forward will be to continue to adjust the Company's operations to respond to this changing mix of business, lowering the cost per shipment to improve margins. Further, the strength of the U.S. and global economies will have a major impact on the results of operations in 1996 and beyond.

     The Financial Accounting Standards Board issued certain Statement of Financial Accounting Standards (SFAS) in 1995 which the Company will be required to adopt in 1996. SFAS No. 121 specifies that long lived assets be reviewed for impairment and potentially written down, when the carrying amount of the asset may not be recoverable. The adoption of this standard is not expected to have a material impact on the Company's financial statements. SFAS No. 123 defines a fair value based method of accounting for employee stock option plans, but allows companies to continue to use the intrinsic value method. As permitted by the new standard, the Company has elected to not adopt the fair value method to measure compensation cost associated with employee stock options. The Notes to the Consolidated Financial Statements provide further details regarding these two new standards.

FINANCIAL CONDITION:

     CAPITAL EXPENDITURES and financing associated with those expenditures have been the primary factors affecting the financial condition of the Company over the last three years. Total capital expenditures net of dispositions were $214 million in 1995 compared to $168 million in 1994 and $139 million in 1993. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment.
     The Company acquired 5 DC-8 and 2 DC-9 aircraft in 1995 and a total of 8 aircraft were placed into service during the year. At the end of 1995 the Company had 105 aircraft in service, consisting of 33 DC-8's, 61 DC-9's and 11 YS-11's. In addition, there were 3 aircraft in modification status and 1 aircraft that had not been modified. Other capital expenditures in 1995 included vehicles for expansion and replacement, facilities and package handling equipment related to servicing the increased shipment volume, leasehold improvements for new or expanded facilities and for computer equipment. Also, the second runway at the Company's airport facility was completed in late 1995.
     Capital expenditures will continue to be a significant factor affecting financial condition in 1996. The Company anticipates 1996 capital expenditures of approximately $225 million. A significant portion of the 1996 capital investment is for the acquisition of 7 additional aircraft, the modification of aircraft to be placed in service, the retrofitting of aircraft with Stage III hush kits, and the continued expansion of the central sort facilities. A total of 8 aircraft are expected to be placed in service in 1996.
     In late 1995, the Company announced a new aircraft program relative to a commitment to purchase 12 used Boeing 767-200's between the years 1997 and 2000. The Company also intends to pursue the acquisition of 10 to 15 additional used 767-200 aircraft in the years 2000 to 2004. These proposed acquisitions are not expected to significantly increase capital spending. Instead, this newer generation aircraft should increase operating efficiency while keeping capital requirements relatively unchanged.

     LIQUIDITY AND CAPITAL RESOURCES: Liquidity for financing capital expenditures in 1995 came from two principal sources - internally generated cash provided from operations and a major financing transaction.
Internally generated cash provided from operations approximated $170 million in 1995 compared to $183 million in 1994 and $174 million in 1993. In addition, any need for liquidity during the year was provided by the revolving bank credit agreement.
     The revolving bank credit agreement has traditionally been used as a major source of liquidity for periods of time between other financing transactions that provide liquidity. The Company amended its revolving bank credit agreement effective March 31, 1995 increasing the total commitment from $240 million to $250 million. Commitments are subject to a maximum level of Company indebtedness permitted by certain convenants in the agreement and other loan agreements. The amended agreement is effective through May 31, 1998, with the option to extend to May 31, 2000. The Company also has available $65 million under uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. At December 31, 1995, a total of $143.3 million was owing under the revolving bank credit and money market agreements.
     In September 1995, the Company issued $100 million of 7.35% notes due September 15, 2005. The net proceeds from this transaction were used to pay down the Company's bank lines of credit, and replaced floating rate debt with a fixed rate. In August 1995, the Company's long term senior debt classification was downgraded by Standard & Poor's from "BBB+" to "BBB", citing the pressure on domestic yields as the primary factor. Moody's rating of "Baa3" remained unchanged.
     The Company's ratio of senior long-term debt to total capitalization was 39.3% and the ratio of total long-term debt to total capitalization was 51.7% at December 31, 1995, compared to 34.0% and 48.5%, respectively, at December 31, 1994. Anticipated cash flow from 1996 operations should provide the majority of the liquidity for projected 1996 capital expenditures. These debt to capitalization ratios are not expected to change significantly during 1996 from the 1995 year end level.
     In management's opinion, the available capacity under the bank credit agreements coupled with anticipated internally generated cash flow from 1996 operations should provide adequate flexibility for financing future growth.

INFLATION: The rate of inflation has been relatively constant over the past several years, and so has the impact of inflation on the Company's results of operations and financial condition. The effects of inflation have been considered in management's discussion where considered pertinent.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF NET EARNINGS

Year Ended December 31                  1995         1994         1993
----------------------                  ----         ----         ----
                                   (In thousands except per share data)
REVENUES:
  Domestic                         $1,871,163   $1,660,003   $1,484,787
  International                       368,188      310,756      235,194
                                   ----------   ----------   ----------
                                    2,239,351    1,970,759    1,719,981
OPERATING EXPENSES:
  Transportation purchased            788,040      669,648      543,594
  Station and ground operations       693,371      595,845      526,661
  Flight operations
    and maintenance                   327,838      279,457      242,120
  General and administrative          156,501      145,698      139,955
  Sales and marketing                  60,258       53,473       50,591
  Depreciation and amortization       144,362      137,700      133,940
                                   ----------   ----------   ----------
                                    2,170,370    1,881,821    1,636,861
                                   ----------   ----------   ----------
    EARNINGS FROM OPERATIONS           68,981       88,938       83,120
INTEREST, NET                          29,347       24,663       24,093
                                   ----------   ----------   ----------
    EARNINGS BEFORE INCOME TAXES       39,634       64,275       59,027
INCOME TAXES                           15,814       25,440       23,738
                                   ----------   ----------   ----------
    NET EARNINGS BEFORE
        CHANGES IN ACCOUNTING          23,820       38,835       35,289
CUMULATIVE EFFECT                          --           --        3,828
    OF CHANGES IN ACCOUNTING       ----------   ----------   ----------

    NET EARNINGS                       23,820       38,835       39,117
PREFERRED STOCK DIVIDENDS                 276          894        2,760
                                   ----------   ----------   ----------
    NET EARNINGS AVAILABLE         $   23,544   $   37,941   $   36,357
        TO COMMON SHAREHOLDERS     ==========   ==========   ==========

NET EARNINGS PER COMMON SHARE:
  Primary -
    Before changes in accounting   $     1.11   $     1.81   $     1.66
    Cumulative effect                      --           --          .20
        of changes in accounting   ----------   ----------   ----------
    Primary earnings               $     1.11   $     1.81   $     1.86
        per common share           ==========   ==========   ==========

  Fully Diluted -
    Before changes in accounting   $     1.11   $     1.74   $     1.64
    Cumulative effect                      --           --          .18
        of changes in accounting   ----------   ----------   ----------
    Fully diluted earnings         $     1.11   $     1.74   $     1.82
        per common share           ==========   ==========   ==========

DIVIDENDS PER COMMON SHARE         $     0.30   $     0.30   $     0.30
                                   ==========   ==========   ==========

See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
December 31                                         1995         1994
-----------                                         ----         ----
                                                      (In thousands)
ASSETS
------
CURRENT ASSETS:
  Cash                                         $   17,906   $   10,318
  Trade accounts receivable, less
      allowance of $7,750,000 and $7,500,000      259,408      221,788
  Spare parts and fuel inventory                   33,792       28,071
  Deferred income tax assets                       16,135       12,458
  Prepaid expenses                                 24,887       20,701
                                               ----------   ----------
    TOTAL CURRENT ASSETS                          352,128      293,336
PROPERTY AND EQUIPMENT, NET                       842,703      766,346
EQUIPMENT DEPOSITS and OTHER ASSETS                22,553       18,824
                                               ----------   ----------
TOTAL ASSETS                                   $1,217,384   $1,078,506
                                               ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable                             $  136,987   $  117,194
  Salaries, wages and related taxes                49,106       43,858
  Accrued expenses                                 66,679       59,053
  Income taxes payable                              1,967          342
  Current portion of debt                           5,790        6,018
                                               ----------   ----------
    TOTAL CURRENT LIABILITIES                     260,529      226,465
LONG-TERM DEBT                                    364,621      279,422
SUBORDINATED DEBT                                 115,000      118,580
DEFERRED INCOME TAX LIABILITIES                    38,242       30,402
OTHER LIABILITIES                                  28,729       31,239
REDEEMABLE PREFERRED STOCK                          3,948        5,000
SHAREHOLDERS' EQUITY:
  Preferred stock, without par value -
    Authorized 5,200,000 shares,
        no shares issued
  Common stock, par value $1 per share -
    Authorized 60,000,000 shares
    Issued 21,397,865 and 21,285,924               21,398       21,286
  Additional paid-in capital                      185,947      184,369
  Retained earnings                               199,941      182,714
                                               ----------   ----------
                                                  407,286      388,369
  Treasury stock, 315,150 shares, at cost            (971)        (971)
                                               ----------   ----------
                                                  406,315      387,398
                                               ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $1,217,384   $1,078,506
                                               ==========   ==========


See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31                         1995       1994       1993
----------------------                         ----       ----       ----
                                                    (In thousands)
OPERATING ACTIVITIES:
  Net Earnings                             $ 23,820   $ 38,835   $ 39,117
  Adjustments to reconcile net earnings
    to net cash provided
    by operating activities:
      Depreciation and amortization         133,931    127,835    122,533
      Provision for aircraft
          engine overhauls                   10,431      9,865     11,407
      Deferred income taxes                   4,163      4,888      1,513
      Cumulative effect of
          changes in accounting                  --         --     (3,828)
      Other                                  (2,351)     1,418      3,461
                                           --------   --------   --------
    CASH PROVIDED BY OPERATIONS             169,994    182,841    174,203
      Change in:
        Receivables                         (37,620)   (31,001)   (27,335)
        Inventories and prepaid expenses     (9,907)    (2,733)    (1,080)
        Accounts payable                     19,793     22,866     15,266
        Accrued expenses, salaries
            and taxes payable                14,499      6,185     18,614
    NET CASH PROVIDED BY                   --------   --------   --------
        OPERATING ACTIVITIES                156,759    178,158    179,668

INVESTING ACTIVITIES:
  Additions to property and equipment      (215,958)  (170,453)  (139,319)
  Disposition of property and equipment       2,079      2,196        231
  Expenditures for engine overhauls         (10,039)    (6,839)    (3,665)
  Other                                         378     (1,294)    (2,261)
                                           --------   --------   --------
    NET CASH USED BY INVESTING ACTIVITIES  (223,540)  (176,390)  (145,014)

FINANCING ACTIVITIES:
  Proceeds (payments) on bank notes, net     (8,700)    47,000    (26,100)
  Proceeds from debt issuance               107,461         --         --
  Principal payments on debt                (18,434)   (40,230)    (5,667)
  Proceeds from common stock issuance           638      2,839      2,608
  Dividends paid                             (6,596)    (7,193)    (8,540)
  Redemption of redeemable
      preferred stock                            --     (1,000)        --
                                           --------   --------   --------
    NET CASH PROVIDED (USED)                 74,369      1,416    (37,699)
        BY FINANCING ACTIVITIES            --------   --------   --------

NET INCREASE (DECREASE) IN CASH               7,588      3,184     (3,045)
CASH AT BEGINNING OF YEAR                    10,318      7,134     10,179
                                           --------   --------   --------
CASH AT END OF YEAR                        $ 17,906   $ 10,318   $  7,134
                                           ========   ========   ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year -
    Interest, net of amount capitalized    $28,085    $24,788    $25,027
    Income taxes                            10,457     23,795     21,781
  Noncash investing and
        financing activities -
    Conversion of redeemable
        preferred stock                      1,052     34,000        --
    Notes payable and other
        vendor obligations                     --         --      13,846

See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES:

NATURE OF OPERATIONS
     The Company's revenues are derived from domestic and international transportation of shipments. The Company provides door-to-door express delivery of small packages and documents throughout the United States and to most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. Most domestic shipments are transported on the Company's own airline and a fleet of ground transportation vehicles through its Company-owned airport and central sorting facilities, or one of ten regional hubs. International shipments are transported utilizing a combination of the Company's domestic network, commercial airline lift capacity, and through a network of offshore Company offices and independent agents.
     The Company is subject to certain business risks which could affect future operations and financial performance. These risks include weather and natural disaster related disruptions, collective bargaining labor disputes, fuel price volatility, regulatory compliance concerning the operation or maintenance of aircraft, and aggressive competitor pricing.
     As of December 31, 1995, the Company had approximately 8,800 employees (45% of total employees), including approximately 660 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement which became amendable on July 31, 1995. Most labor agreements covering the Company's ground personnel will expire in 1998. The Company has not experienced any significant disruptions from labor disputes in the past. The Company believes the contract with the pilots will be amended without experiencing any work disruptions.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions may have a material impact on the financial statements. The Company has used estimates in determining certain provisions and reserves including those for engine overhaul costs, useful lives for fixed assets, insurance claims, uncollectible trade accounts receivable, and tax liabilities.

CASH
     The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $39,971,000 and $36,085,000 are included in accounts payable at December 31, 1995 and 1994, respectively.

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

For financial reporting purposes, depreciation of property and equipment is provided on a straight-line basis over the asset's useful life or lease term as follows:

Flight equipment                                  7 to 10 years
Buildings, runways, and leasehold improvements    5 to 30 years
Package handling and ground support equipment     3 to  8 years
Vehicles and other equipment                      3 to  8 years

     Flight equipment carries residual values ranging from 10% to 15% of asset cost. All other property and equipment have no assigned residual values.
     Major engine overhauls for DC-9 aircraft are accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. Provision for engine overhauls is included in depreciation and amortization expense. Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 aircraft are performed by a third-party service provider under a contract expiring in 2004. Service costs under the contract are based upon an hourly rate for engine usage and are charged to expense in the period utilization occurs. Major engine overhauls for YS-11 aircraft and expenditures for ordinary maintenance and repairs are charged to expense as incurred.
     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 121, "Accounting for the
Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which will be effective for fiscal 1996. SFAS No. 121 requires that the carrying values of long-lived assets, including identifiable intangibles, held and used by an entity be reviewed for impairment, and potentially written down, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

CAPITALIZED INTEREST
     Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service. Capitalized interest was $3,741,000, $2,127,000, and $2,094,000 for 1995,
1994 and 1993, respectively.

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

EARNINGS PER SHARE
     Primary earnings per common share are based upon the weighted average number of common shares outstanding during the period plus dilutive common equivalent shares applicable to the assumed exercise of outstanding stock options. The weighted average number of shares outstanding were 21,204,000, 21,001,000, and 19,596,000 for the years ended December 31,
1995, 1994 and 1993, respectively. Fully diluted earnings per share includes the potential dilution for stock options and, when material, conversion of the 6.9% redeemable cumulative convertible preferred stock and conversion of the 6.75% convertible subordinated debentures. Net earnings are adjusted for the assumed elimination of preferred stock dividends and interest expense, net of income tax, on the debentures, as applicable.

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

FAIR VALUE INFORMATION

The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):

December 31                                 1995                1994
-----------                                 ----                ----
                                     Carrying    Fair    Carrying    Fair
                                      Amount    Amount    Amount    Amount
                                      ------     -----    ------     -----
Long-term debt                        $364,621  $380,071  $279,422  $279,362
Subordinated debt                      115,000   115,575   118,580   108,805
Redeemable preferred stock               3,948     4,500     5,000     4,400
Off-Balance-Sheet derivative:
  Fuel contracts                            --       488        --        --

     Discussion regarding the fair value of the above financial instruments are disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable, and current liabilities approximate fair value.

ACCOUNTING CHANGES
     The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" and SFAS No. 106 "Employers Accounting for Postretirement Benefits Other than Pensions" effective January 1, 1993. SFAS No. 109 required the change from the deferral method of accounting for income taxes to the asset and liability method which recognizes taxes at currently enacted rates. The result of this change, recorded cumulatively, was an increase to 1993 net earnings of $5,506,000 or $.28 per primary common share. The provisions of SFAS No. 106 require expected postretirement health care benefit costs be accrued over the applicable employee service period instead of as claims are incurred. The effect of immediate recognition of the postretirement transition obligation of $2,543,000 was a decrease in 1993's net earnings of $1,678,000 or $.08 per primary share, net of a deferred tax benefit of $865,000.

RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 1995.

NOTE B - PROPERTY AND EQUIPMENT:

Property and equipment consist of the following (in thousands):

December 31                                            1995         1994
-----------                                            ----         ----
Flight equipment                                  $1,039,797    $ 931,368
Land, buildings and leasehold improvements           198,606      158,515
Package handling and ground support equipment        128,911      114,399
Vehicles and other equipment                         215,167      176,184
                                                  ----------    ---------
                                                   1,582,481    1,380,466
Accumulated depreciation and amortization           (739,778)    (614,120)
                                                  ----------    ---------
                                                  $  842,703    $ 766,346
                                                  ==========    =========

NOTE C - ACCRUED EXPENSES:

Accrued expenses consist of the following (in thousands):

December 31                                            1995         1994
-----------                                            ----         ----
Insurance                                           $16,239      $13,263
Aircraft leases                                      14,003       13,994
Retirement plans                                     11,429       10,846
Property and other taxes                              6,783        8,465
Interest                                              5,903        4,381
Other                                                12,322        8,104
                                                    -------      -------
                                                    $66,679      $59,053
                                                    =======      =======

NOTE D - INCOME TAXES:

Deferred income tax assets and liabilities consist of the following (in thousands):

December 31                                             1995        1994
-----------                                             ----        ----
Insurance                                           $  5,884    $  4,548
Employee benefits                                      3,968       2,752
Bad debts, sales reserves and other                    6,283       5,158
                                                    --------    --------
Current deferred income tax assets                    16,135      12,458
                                                    --------    --------
Depreciation and amortization                         74,275      63,235
Alternative Minimum Tax credit                       (28,348)    (22,777)
Aircraft engine overhaul accrual                      (8,139)     (8,446)
Capitalized interest                                   5,640       5,126
Insurance                                             (5,245)     (6,059)
Pension and other                                         59        (677)
                                                    --------    --------
Noncurrent net deferred income tax liabilities        38,242      30,402
                                                    --------    --------
Net deferred income tax liabilities                 $ 22,107    $ 17,944
                                                    ========    ========

Income taxes consist of the following (in thousands):

Year Ended December 31                        1995         1994         1993
----------------------                        ----         ----         ----
Current:
   Federal                                 $10,297      $17,384      $19,671
   State                                     1,250        3,080        2,500
   Foreign                                     104           88           54
                                           -------      -------      -------
                                            11,651       20,552       22,225
Deferred:
   Alternative Minimum Tax credit           (5,571)      (3,129)      (4,846)
   Employee benefits                        (1,027)      (1,001)        (407)
   Depreciation and amortization            11,040        9,743        8,165
   Aircraft engine overhaul accrual            307       (1,276)      (2,760)
   Federal tax increase                         --           --          738
   Other                                      (586)         551          623
                                           -------      -------      -------
                                             4,163        4,888        1,513
                                           -------      -------      -------
                                           $15,814      $25,440      $23,738
                                           =======      =======      =======

The following table summarizes the major differences between the actual income tax provision and taxes computed at the Federal statutory rate (in thousands):

Year Ended December 31                        1995         1994         1993
----------------------                        ----         ----         ----
Taxes computed at statutory                $13,872      $22,496      $20,659
    rate of 35%
State and foreign income taxes,                855        2,073        1,703
    net of Federal benefit
Tax effect of nondeductible expense          1,146          874          502
Effect of Federal tax increase                  --           --          738
Tax credits and other                          (59)          (3)         136
                                           -------      -------      -------
                                           $15,814      $25,440      $23,738
                                           =======      =======      =======

NOTE E - LONG-TERM AND SUBORDINATED DEBT:

Long-term debt and subordinated debt consist of the following:

December 31                                              1995       1994
-----------                                              ----       ----
                                                        (In thousands)
LONG-TERM DEBT:
  Revolving credit notes payable to banks,           $115,000   $135,000
      effective rate of 6.1% on December 31, 1995
  Money market lines of credit,                        28,300     17,000
      effective rate of 6.2% on December 31, 1995
  Senior notes, 7.35%, due September, 2005            100,000         --
  Senior notes, 8.875%, due December, 2002            100,000    100,000
  Refunding revenue bonds, effective rate              13,200     13,200
      of 5.2% on December 31, 1995, due June 2011
  Other                                                10,331     16,670
                                                     --------   --------
                                                      366,831    281,870
  Less current portion                                  2,210      2,448
                                                     --------   --------
                                                     $364,621   $279,422
                                                     ========   ========
SUBORDINATED DEBT:
  Convertible subordinated debentures,               $115,000   $115,000
      6.75%, due August 2001
  Senior subordinated notes, 10%,                       3,580      7,150
      repaid January, 1996                           --------   --------
                                                      118,580    122,150
  Less current portion                                  3,580      3,570
                                                     --------   --------
                                                     $115,000   $118,580
                                                     ========   ========

     The Company has a revolving bank credit agreement providing for a total commitment of $250,000,000. Interest rates for borrowings are generally determined by maturities selected and prevailing market conditions. The revolving credit agreement is for an initial period expiring May 31, 1998, with options to extend the maturity to May 31, 2000. The Company was in compliance with covenants of the current and previous revolving credit agreements during 1995, 1994 and 1993, including net worth restrictions which limit the payment of dividends ($103,809,000 of retained earnings was not restricted at December 31, 1995).
     The Company has available $65,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
     The Company has classified the borrowings outstanding under the money market lines of credit as long-term. These amounts will be refinanced under the revolving credit agreement.
     The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
The average interest rate on these borrowings was 3.9% during 1995.
Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $35,079,000 at December 31, 1995.
     The Company's 6.75% convertible subordinated debentures require no sinking fund payments prior to maturity. The debentures may be redeemed at the option of the Company at a redemption price of 104.2% declining ratably on an annual basis each August to par at maturity. The debentures are convertible into the Company's common stock at a conversion price of $35.50 per share, subject to adjustment in certain events. The Company has reserved 3,239,437 shares of common stock for such conversion.
     The scheduled annual principal payments on long-term and subordinated debt for the next five years, assuming no extension of the revolving credit notes, is $5,790,000, $351,000, $143,678,000, $408,000, and $439,000 for
1996 through 2000, respectively.
     The fair value information shown in Note A reflects values for the Company's senior notes and convertible subordinated debentures based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the repricing frequency of the instruments.

NOTE F - COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES
     The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2013. Rental expense for 1995, 1994, and 1993 was $97,461,000, $89,975,000, and
$81,138,000, respectively.

Rental commitments under long-term operating leases at December 31, 1995 total $421,962,000 and are payable as follows (in thousands):

                                   Facilities    Equipment
                                   ----------    ---------
1996                               $ 49,868      $ 23,905
1997                                 48,740        23,485
1998                                 45,448        20,009
1999                                 41,497        16,582
2000                                 35,224         5,207
2001 and beyond                     111,997            --

COMMITMENTS
     Under various agreements, the Company is committed to purchase 25 aircraft consisting of 2 McDonnell Douglas DC-8, 11 DC-9, and 12 Boeing 767 aircraft to be acquired at various dates through 2000. The Company also has commitments to purchase 31 Stage III hush kits for its DC-8 and DC-9 aircraft at various dates through 1998. At December 31, 1995, deposits of $6,550,000 had been made toward these purchases. Additional deposits and payments for these acquisitions will approximate $44,959,000, $80,795,000, $84,000,000, $76,100,000, and $34,800,000 for 1996 through 2000, respectively.
     The Company has entered into contracts with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either makes or receives payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, exceeds or is lower than certain prices agreed to between the Company and the financial institutions. Settlements, if any, would be recorded as either an increase or decrease to fuel expense. The Company believes this index provides the best correlation to its jet fuel transactions. The contracts extend through December 1996, and represent an annual notional sum of 76 million gallons which represents approximately 50% of the Company's prospective average annual consumption of jet fuel. The Company had neither received nor made payments related to these contracts during 1995. Based on current market prices, the fair value of these contracts at December 31, 1995, was approximately $488,000.

CONTINGENCIES
     In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1995.

NOTE G - POSTRETIREMENT PLANS:

PENSIONS
     The Company has trusteed retirement plans for all employees not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements. The Company retirement plans consist of defined contribution profit sharing and capital accumulation plans and defined benefit minimum monthly retirement income plans.
     The capital accumulation plans are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions of 35% of employee salary deferrals up to 6% of annual compensation. The Company matching contribution expense was $3,823,000, $3,635,000, and $2,926,000 for 1995, 1994, and 1993,
respectively.
     Contributions to the profit sharing plans are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The Company's profit sharing expense was $2,984,000, $4,838,000, and $5,672,000 for 1995, 1994, and
1993, respectively. The profit sharing plans hold 449,161 shares of the Company's common stock at December 31, 1995, representing 2.1% of outstanding shares.
     The profit sharing plans are expected to be a primary retirement benefit. The minimum monthly retirement income plans guarantee a minimum level of monthly pension income for those not accruing sufficient balances in the profit sharing plans. The Company's funding of the plans is equal to the amounts required by ERISA.

Net minimum monthly plan pension expense included the following components
(in thousands):

Year Ended December 31                              1995      1994      1993
----------------------                              ----      ----      ----
Service cost benefits earned during the period    $4,664    $4,185    $2,934
Interest cost on projected benefit obligation      3,017     2,149     1,525
Actual return on plan assets                      (4,751)       69      (865)
Net amortization and deferral                      4,036      (240)      595
                                                  ------    ------    ------
Net pension expense                               $6,966    $6,163    $4,189
                                                  ======    ======    ======

The following is a summary of the minimum monthly plan funded status (in thousands):

December 31                                                   1995      1994
-----------                                                   ----      ----
Projected benefit obligation for service rendered to date   $53,344   $31,126
Plan assets at fair market value,                            28,193    16,396
    primarily marketable securities                         -------   -------
Projected benefit obligation in excess of plan assets        25,151    14,730
Unrecognized prior service cost                                (724)   (1,009)
Unrecognized net losses from past experience different      (14,477)   (3,259)
    from that assumed
Unrecognized net transition obligation                         (148)     (177)
                                                            -------   -------
Pension liability included in consolidated balance sheets   $ 9,802   $10,285
                                                            =======   =======
Actuarial present value of accumulated benefit
    obligation, including vested benefits of                $28,880   $15,623
    $25,886,000 and $13,287,000, respectively               =======   =======

     The Company also has a non-qualified, unfunded supplemental retirement plan for certain key executives which provides defined retirement benefits that supplement those provided by the Company's other retirement plans. Pension expense for this plan was $1,405,000, $1,042,000, and $550,000, in 1995, 1994, and 1993, respectively. The plan's projected benefit obligation, accumulated benefit obligation and accrued pension liability was $4,962,000, $1,832,000 and $3,609,000 at December 31, 1995 and
$2,373,000, $367,000 and $2,212,000 at December 31, 1994.

Assumptions used in determining minimum monthly and supplemental retirement pension obligations were as follows:

                                          1995      1994      1993
                                          ----      ----      ----
Discount rate                                 7%        8%        7%
Rate of compensation increase                 5%        5%        6%
Long-term rate of return on assets            8%        8%        8%

     The Company additionally contributes to several multi-employer defined benefit pension plans covering substantially all employees under collective bargaining agreements. Total expense of these plans was $24,278,000, $19,056,000, and $16,676,000 for 1995, 1994, and 1993, respectively.

HEALTH CARE BENEFITS
     The Company provides postretirement health care benefits for employees and qualifying dependents who have met certain eligibility requirements and who are not covered by other plans to which the Company contributes, such as collectively bargained plans. The Company's plan is currently unfunded.
     The accumulated postretirement benefit obligation was $5,329,900 and $3,919,000 at December 31, 1995 and 1994, respectively, of which $4,648,000 and $4,057,000 has been accrued in Other Liabilities on the Consolidated Balance Sheet. Postretirement benefit expense was $861,000, $865,000, and $649,000 for 1995, 1994, and 1993, respectively.
     The assumed health care cost trend rate used in measuring benefit costs was 10% for 1995, decreasing each successive year to a 6% annual growth rate in 1999, and thereafter. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 1995. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7% and 8% at December 31, 1995 and 1994, respectively.
     The Company also contributes to multi-employer defined benefit welfare plans covering substantially all employees under collective bargaining agreements. Portions of the these contributions, which cannot be disaggregated, relate to postretirement benefits for plan participants. Total expense of these plans was $28,968,000, $22,955,000, and $19,741,000 for 1995, 1994, and 1993, respectively.

NOTE H - PREFERRED STOCK:

     The Company has outstanding 78,950 shares of 6.9% redeemable cumulative convertible preferred stock, at par value of $50 per share at December 31, 1995. The shares are convertible into the Company's common stock at a conversion price of $23.393 per share, subject to certain antidilutive provisions. The Company has reserved 168,747 shares of common stock for such conversion. Shares which are not converted to common stock may be redeemed, in whole or in part, at the option of the Company, at a redemption price of 102.76% and declining ratably on an annual basis to par on December 1999. The holders have the option of requiring the Company to redeem, at par value, 6,000 shares annually and 54,000 shares cumulatively through December 2004. In December 2004, the Company is required to redeem all outstanding shares at par value plus accrued dividends.
     In January 1995, the holders exercised the right to convert 21,050 preferred shares with a par value of $1,052,500, into the Company's common stock. The transaction resulted in the issuance of 44,992 common shares.
     The nonvoting preferred shares are senior to common shares both as to accumulated dividends and liquidation preferences. Dividends are payable quarterly.
     The fair value information shown in Note A was computed assuming the stock was converted, at the option of the holder, to the Company's common shares utilizing the December 31, 1995 and 1994 closing market prices of the Company's common stock of $26.63 and $20.50 per share.

NOTE I - SHAREHOLDERS' EQUITY:

Changes in shareholders' equity consist of the following (in thousands):

                                           Additional
                                  Common    Paid-In    Retained   Treasury
                                  Stock     Capital    Earnings    Stock
                                  ------    -------    --------   -------
BALANCE at JANUARY 1, 1993       $19,515   $146,731    $120,373     $(980)
  Net earnings available                                 36,357
      to common shareholders
  Common stock dividends paid                            (5,780)
  Exercise of stock options          174      2,425                     9
                                 -------   --------    --------     -----
BALANCE at DECEMBER 31, 1993      19,689    149,156     150,950      (971)
  Net earnings available                                 37,941
      to common shareholders
  Conversion of redeemable         1,453     32,513
      preferred stock
  Common stock dividends paid                            (6,177)
  Exercise of stock options          144      2,700
                                 -------   --------    --------     -----
BALANCE at DECEMBER 31, 1994      21,286    184,369     182,714      (971)
  Net earnings available                                 23,544
      to common shareholders
  Conversion of redeemable            45      1,007
      preferred stock
  Common stock dividends paid                            (6,317)
  Exercise of stock options           67        571
                                 -------   --------    --------     -----
BALANCE at DECEMBER 31, 1995     $21,398   $185,947    $199,941     $(971)
                                 =======   ========    ========     =====

NOTE J - STOCK OPTIONS:

     Under shareholder approved option plans, officers, directors and key employees may be granted options to purchase the Company's common stock at the fair market value on the date of grant. Options granted become exercisable over a period of six months to three years following the date of grant and expire ten years from the date of grant. A summary of the Company's stock option plans is as follows:

                                             Shares      Option Price
                                             Granted     Per Share
                                             ------      ---------
Outstanding at December 31, 1992             1,085,356   $ 4.56-$28.50
    Granted                                    202,955          $22.50
    Exercised                                 (189,725)  $ 6.63-$28.50
    Canceled                                   (28,325)  $ 6.63-$28.50
                                             ---------   -------------
Outstanding at December 31, 1993             1,070,261   $ 6.63-$28.50
    Granted                                    134,820   $36.13-$37.75
    Exercised                                 (150,000)  $ 6.63-$28.50
    Canceled                                   (13,260)  $18.50-$37.75
                                             ---------   -------------
Outstanding at December 31, 1994             1,041,821   $ 6.63-$37.75
    Granted                                    193,285          $23.13
    Exercised                                  (81,966)  $ 6.63-$22.50
    Canceled                                   (18,460)  $22.13-$37.75
                                             ---------   -------------
Outstanding at December 31, 1995             1,134,680   $ 6.63-$37.75
                                             =========   =============
Exercisable at December 31, 1995               740,000   $ 6.63-$36.13
                                             =========   =============
Available for grants in future periods       1,829,082
                                             =========

     The Financial Accounting Standard Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" in 1995. SFAS No. 123 is required to be implemented during fiscal 1996. SFAS No. 123 defines a fair value based method of accounting for employee stock option plans, but also allows companies to continue to use the intrinsic value based method as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected not to adopt the fair value method provisions and will continue to measure compensation cost in accordance with APB No. 25.

NOTE K - SEGMENT INFORMATION:

     Substantially all of the Company's revenues are derived from domestic and international transportation and/or forwarding of air freight and express shipments. Domestic is defined as any shipment with an origin and destination within the U.S., Puerto Rico or Canada. A substantial portion of international revenue originates in the U.S. ($279,164,000 in 1995, $234,607,000 in 1994, and $181,491,000 in 1993).
     The determination of operating income of domestic and international operations requires that certain costs incurred in the U.S. be allocated to international operations. The Company changed its cost allocation method in 1995 and accordingly, earnings from operations for 1994 and 1993 differ from amounts previously reported.

Year Ended December 31              1995         1994         1993
----------------------              ----         ----         ----
                                            (In thousands)
Revenues:
   Domestic                      $1,871,163   $1,660,003   $1,484,787
   International                    368,188      310,756      235,194
                                 ----------   ----------   ----------
                                 $2,239,351   $1,970,759   $1,719,981
                                 ==========   ==========   ==========
Earnings from Operations:
   Domestic                      $   67,765   $   86,298   $   75,889
   International                      1,216        2,640        7,231
   Interest, net                    (29,347)     (24,663)     (24,093)
                                 ----------   ----------   ----------
Earnings Before Income Taxes     $   39,634   $   64,275   $   59,027
                                 ==========   ==========   ==========
Identifiable Assets:
   Domestic                      $1,148,016   $1,027,115   $  965,721
   International                     69,368       51,391       37,145
                                 ----------   ----------   ----------
                                 $1,217,384   $1,078,506   $1,002,866
                                 ==========   ==========   ==========

NOTE L - SUPPLEMENTAL GUARANTOR INFORMATION:

     In connection with the 1995 issuance of $100,000,000 of Senior Notes due September, 2005 (Notes) certain of the Company's subsidiaries (collectively, "Guarantors") have fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantors are ABX Air, Inc. (ABX) and Airborne Forwarding Corporation (AFC), which are wholly-owned by the Company, and Airborne FTZ, Inc. (FTZ) and Wilmington Air Park, Inc. (WAP), which are wholly-owned subsidiaries of ABX. Non-guarantor subsidiaries' assets, liabilities, revenues and net earnings are inconsequential both individually and on a combined basis in comparison to the Company's consolidated financial statement totals.
     Management does not consider disclosure of separate subsidiary financial statements for each Guarantor to be material. Summarized financial information of the Guarantors on a combined basis is as follows (in thousands):

Balance Sheet Information:

December 31,                                      1995         1994
------------                                      ----         ----
Current Assets                                  $ 46,157     $ 37,576
Property & Equipment                             726,378      683,002
Other Noncurrent Assets                           12,053        8,994
Current Liabilities                               82,439       78,054
Long-term Debt                                    13,200       15,122
Other Noncurrent Liabilities                      75,210       64,440
Intercompany Payable                             458,854      445,777

Earnings Statement Information:

Year Ended December 31,               1995        1994         1993
-----------------------               ----        ----         ----
Revenues - Intercompany             $668,592    $591,501     $529,290
Revenues - Third-party                55,674      32,872       21,945
Operating Expenses                   662,632     572,629      494,118
Earnings from Operations              61,634      51,744       57,117
Net Earnings                          28,704      23,404       25,153

     ABX is a certificated air carrier which owns and operates the domestic express cargo services for which the Company is the sole customer. ABX also offers air charter services on a limited basis to third-party customers. FTZ owns certain aircraft parts inventory which it sells primarily to ABX, with limited sales to third-party customers. FTZ is also the holder of a foreign trade zone certificate at Wilmington airport property. WAP is the owner of the Wilmington airport property which includes the Company's main sort facility, aircraft maintenance facilities, runways and related airport facilities and airline administrative and training facilities. ABX is the only occupant and customer of WAP. AFC, d.b.a. Sky Courier, provides expedited courier services and regional logistics warehousing primarily to third-party customers.
     Investment balances and revenues between Guarantors have been eliminated for purposes of presenting the above summarized financial information.
     Intercompany revenues and net earnings recorded by ABX, FTZ, and WAP are controlled by the Company and are based on various discretionary factors. Intercompany payable amounts represent net amounts due the Company by its Guarantors. The Company provides the Guarantors with a majority of the cash necessary to fund operating and capital expenditure requirements. Federal income taxes allocated to the Guarantors have been computed assuming the subsidiaries filed a separate return.

NOTE M - QUARTERLY RESULTS (Unaudited):

The following is a summary of unaudited quarterly results of operations (in thousands except per share data):

                                    1st        2nd        3rd        4th
1995                              Quarter    Quarter    Quarter    Quarter
----                              -------    -------    -------    -------
Revenues                         $529,916   $545,940   $560,565   $602,930
Earnings from Operations           10,029     10,976     20,221     27,755
Net Earnings Available
    to Common Shareholders          1,809      2,194      7,633     11,908
Net Earnings per Common Share
  Primary                            $.09       $.10       $.36       $.56
  Fully Diluted                       .09        .10        .36        .53

1994
----
Revenues                         $466,552   $484,542   $489,744   $529,921
Earnings from Operations           17,786     27,725     19,698     23,729
Net Earnings Available
    to Common Shareholders          6,416     12,960      8,040     10,525
Net Earnings per Common Share
  Primary                            $.32       $.61       $.38       $.50
  Fully Diluted                       .32        .57        .38        .48

                       INDEPENDENT AUDITORS' REPORT

Board of Directors
Airborne Freight Corporation
Seattle, Washington

     We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of net earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Deloitee & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP
February 9, 1996
Seattle, Washington