Form 10-K, Exhibit 13
period 1996-12-31
AIRBORNE FREIGHT CORP /DE/
filed 1997-03-27
CIK 3000

                                                                 EXHIBIT 13
               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                    COMMON STOCK & DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1996 and 1995:

Quarter                               High          Low       Dividend
-------                               ----          ---       --------
1996:
Fourth                               $23.375      $19.500        $.075
Third                                 26.875       19.875         .075
Second                                27.500       23.500         .075
First                                 28.375       25.000         .075

1995:
Fourth                               $29.500      $22.250        $.075
Third                                 25.625       19.250         .075
Second                                22.750       18.375         .075
First                                 24.250       18.750         .075

                  AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                      1996         1995         1994         1993         1992
                                      ----         ----         ----         ----         ----
                                                (In thousands except per share data)
OPERATING RESULTS:
  Revenues
    Domestic                       $2,108,670   $1,871,163   $1,660,003   $1,484,787   $1,259,792
    International                     375,636      368,188      310,756      235,194      224,524
                                   ----------   ----------   ----------   ----------   ----------
      Total                         2,484,306    2,239,351    1,970,759    1,719,981    1,484,316
  Operating Expenses                2,405,125    2,170,370    1,881,821    1,636,861    1,456,450
                                   ----------   ----------   ----------   ----------   ----------
    Earnings From Operations           79,181       68,981       88,938       83,120       27,866
  Interest, Net                        33,236       29,347       24,663       24,093       18,779
                                   ----------   ----------   ----------   ----------   ----------
    Earnings Before Income Taxes       45,945       39,634       64,275       59,027        9,087
  Income Taxes                         18,500       15,814       25,440       23,738        3,930
                                   ----------   ----------   ----------   ----------   ----------
    Net Earnings Before                27,445       23,820       38,835       35,289        5,157
        Changes in Accounting
  Cumulative Effect of                   --           --           --          3,828         --
      Changes in Accounting        ----------   ----------   ----------   ----------   ----------
    Net Earnings                       27,445       23,820       38,835       39,117        5,157
  Preferred Stock Dividends               271          276          894        2,760        2,760
                                   ----------   ----------   ----------   ----------   ----------
  Net Earnings Available           $   27,174   $   23,544   $   37,941   $   36,357   $    2,397
      to Common Shareholders       ==========   ==========   ==========   ==========   ==========

  Net Earnings Per Common Share
    Primary                        $     1.28   $     1.11   $     1.81   $     1.66*  $     0.12
                                   ==========   ==========   ==========   ==========   ==========
    Fully Diluted                  $     1.28   $     1.11   $     1.74   $     1.64*  $     0.12
                                   ==========   ==========   ==========   ==========   ==========
  Dividends Per Common Share       $     0.30   $     0.30   $     0.30   $     0.30   $     0.30
                                   ==========   ==========   ==========   ==========   ==========

  Average Primary                      21,282       21,204       21,001       19,596       19,423
      Shares Outstanding           ==========   ==========   ==========   ==========   ==========

FINANCIAL STRUCTURE:
  Working Capital                  $  141,457   $   91,599   $   66,871   $   56,521   $   50,276
  Property and Equipment              866,627      842,703      766,346      733,963      730,937
  Total Assets                      1,307,422    1,217,384    1,078,506    1,002,866      964,739
  Long-Term Debt                      409,440      364,621      279,422      269,250      303,335
  Subordinated Debt                   115,000      115,000      118,580      122,150      125,720
  Redeemable Preferred Stock              ---        3,948        5,000       40,000       40,000
  Shareholders' Equity                431,830      406,315      387,398      318,824      285,639

NUMBER OF SHIPMENTS:
  Domestic                            254,234      225,553      187,460      160,568      130,186
  International                         5,036        4,592        3,954        3,545        3,302
                                   ----------   ----------   ----------   ----------   ----------
    Total                             259,270      230,145      191,414      164,113      133,488
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

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

     The Company's operating results for 1996 showed good improvement over 1995. The Company made certain strategy moves that began to have a positive impact in 1996, and that management believes will strengthen operating returns in future periods. The Company re-evaluated its pricing structure in relation to those offered by competitors and to the value being provided and in many cases raised prices. Further, it took a hard look at the customer base and eliminated certain business which could not be served in a profitable manner. These strategies reinforce the Company's focus of shifting towards margin improvement and away from volume growth.
     Net earnings available to common shareholders in 1996 increased to $27.2 million, or $1.28 per primary share, compared to $23.5 million, or $1.11 per share in 1995. The 1996 results include a non-recurring charge in the fourth quarter related to the loss of an aircraft of $3.7 million, or $2.2 million on an after-tax basis and $0.10 on a per share basis. Without this charge, earnings would have been $29.4 million, or $1.38 per share, an increase of 24.9% over 1995 net earnings.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                   1996         1995         1994
                                   ----         ----         ----
Number of Shipments
(in thousands):
  Domestic
    Overnight
      Letters                     38,523       36,574       34,042
      0-2 lbs.                    57,313       50,097       44,302
      3-99 lbs.                   50,622       44,366       39,711
                                --------     --------     --------
        Total                    146,458      131,037      118,055
    Deferred
      0-2 lbs.                    70,174       59,713       43,212
      3-99 lbs.                   37,304       34,486       25,841
                                --------     --------     --------
        Total                    107,478       94,199       69,053
    100 lbs. And over                298          317          352
                                --------     --------     --------
      Total Domestic             254,234      225,553      187,460
                                --------     --------     --------
  International
    Express                        4,500        4,035        3,473
    Freight                          536          557          481
                                --------     --------     --------
      Total International          5,036        4,592        3,954
                                --------     --------     --------

  Total Shipments                259,270      230,145      191,414
                                ========     ========     ========

Average Pounds Per Shipment:
  Domestic                           4.5          4.6          4.8
  International                     54.6         62.9         64.1

Average Revenue Per Pound:
  Domestic                        $ 1.83       $ 1.80       $ 1.85
  International                   $ 1.34       $ 1.28       $ 1.22

Average Revenue Per Shipment:
  Domestic                        $ 8.25       $ 8.24       $ 8.84
  International                   $74.59       $80.18       $78.59

     Total revenues increased 10.9% in 1996, 13.6% in 1995, and 14.6% in 1994. Shipment volume grew to 259 million units in 1996 increasing 12.7%, compared to a 20.2% increase in 1995 and 16.6% in 1994.
     Domestic revenue increased 12.7% in 1996 on shipment growth of 12.7%, compared to revenue growth of 12.7% and 11.8%, and shipment growth of 20.3% and 16.7% in 1995 and 1994, respectively. Domestic shipment growth in 1996 was impacted by the decision management made to shift its focus away from volume growth to focus on margin improvement. Accordingly, the Company experienced a milestone in 1996 relative to domestic revenue growth that has not occurred in several years. The percentage growth in domestic revenues was equal to the percentage growth in domestic shipments rather than lagging shipment growth. Furthermore, the average revenue per domestic shipment increased sequentially for each quarter of 1996 from $8.08 in the first quarter to $8.39 in the fourth quarter of 1996, with the average for the year of $8.25. Also, the average weight per domestic shipment for 1996 was 4.5 pounds and was relatively stable for each quarter of the year.
     Domestic shipment growth of the two primary service products, priority overnight service and deferred service, was more balanced in 1996 than prior periods. Domestic shipment growth of higher yielding priority overnight service was 11.8% in 1996 and 11.0% in 1995, while lower yielding deferred service grew 14.1% in the current year compared to 36.4% in 1995. These various factors all combined to produce a more stable domestic yield environment in 1996 compared to 1995 and 1994. Although still very competitive, the domestic pricing environment during 1996 has been relatively stable.
     International revenue increased 2.0% in 1996 on shipment growth of 9.7% compared to revenue growth of 18.5% and 32.1% and shipment growth of 16.1% and 11.5% in 1995 and 1994, respectively. International revenue per shipment decreased compared to last year as a result of the decrease in higher yielding freight shipments in 1996 compared to 1995. Consistent with the Company's domestic focus, the focus on international business has been more on margin improvement than on volumes. As a result, the international contribution to earnings from operations increased to $7.3 million in 1996 from $1.2 million in 1995.

     OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 96.8% in 1996 compared to 96.9% in 1995 and 95.5% in 1994. Measuring cost performance on a per shipment basis, total operating expenses per shipment declined in 1996 to $9.28, compared to $9.43 in 1995 and $9.83 in 1994. A strong focus on cost control, productivity improvements and quality improvement programs are primarily responsible for this favorable trend. The Company achieved a 1.9% improvement in productivity in 1996, as measured by shipments handled per paid employee hour, compared to 7.3% improvement in 1995 and 6.0% in 1994. With the Company's focus on improving margins and slower volume growth, productivity gains achieved on a per-shipment basis were not as strong as experienced in the prior two years. Higher productivity gains are more difficult to achieve in periods of slower shipment growth.
     Transportation purchased decreased as a percentage of revenues to 33.3% in 1996 compared to 35.2% in 1995 and 34.0% in 1994. This expense category consists primarily of commercial airline costs, contracted pick-up and delivery and trucking costs. The decrease in 1996 is primarily due to two factors. Commercial airline costs were lower as a percentage of total revenues due to the decline in international freight shipments. Also, the suspension of the Federal Aviation Excise Tax on January 1, 1996 resulted in the avoidance of costs in the first eight months of 1996 of $14.7 million compared to the corresponding period of 1995 when approximately $13.6 million of costs related to this tax were incurred. The Aviation Excise Tax was re-implemented effective on August 27, 1996.
     Station and ground expense as a percentage of revenues was 31.5% in 1996 compared to 31.0% in 1995 and 30.2% in 1994. Productivity gains in pick-up and delivery, customer service and hub operations have been instrumental in partially offsetting the effect of increased costs incurred to accommodate the growth in shipments and expand service while maintaining service integrity. However, productivity gains in 1996 were less than that achieved in the prior periods
     Flight operations and maintenance expense as a percentage of revenues was 15.6% in 1996 compared to 14.6% in 1995 and 14.2% in 1994. The average aviation fuel price in 1996 was $0.752 per gallon, compared to $0.615 per gallon in 1995, and $0.60 per gallon in 1994. The average price above includes the effect of a 4.3 cent per gallon excise tax on jet fuel that became effective October 1, 1995 which added approximately $1.7 million of additional cost to fourth quarter 1995 operating costs. Aviation fuel consumption increased 13.0% to 160.7 million gallons in 1996, a result of additional Company operated aircraft placed in service during the past year to accommodate the growth in business. The dramatic increase in per gallon fuel costs in 1996 over 1995 applied to the current year's consumption increased fuel related operating costs by $22.0 million in 1996, of which $7.2 million applied to the fourth quarter of 1996 alone. As a result of fuel hedging contracts, the Company was able to mitigate $3.0 million of the increase in 1996, including $2.5 million mitigated in the fourth quarter of 1996.

     General and administrative expense as a percentage of revenues increased to 7.3% in 1996 compared to 7.0% in 1995 and 7.4% in 1994. Sales and marketing decreased to 2.4% of revenues in 1996 compared to 2.7% in 1995 and 1994. Productivity gains and controls on discretionary spending in these two expense categories have been instrumental in offsetting most of the effect of increased costs incurred to accommodate shipment growth and expand service as well as inflationary cost increases. General and administrative expense includes profit sharing expense of $3.5 million in 1996, compared to $3.0 million in 1995 and $4.8 million in 1994.
     Depreciation and amortization expense as a percentage of revenues were 6.6% in 1996 compared to 6.4% in 1995 and 7.0% in 1994. The total dollar amount of depreciation and amortization has continued to increase over the last three years as a result of capital expenditures incurred primarily to expand the airline operations.
     Operating expense in 1996 includes a non-recurring charge of $3.7 million related to the loss of a DC-8-63 aircraft. This aircraft was destroyed in an accident which occurred during a routine maintenance check flight in December 1996. There were no survivors among the six persons aboard. The cause of the accident continues to be investigated by the National Transportation Safety Board. Management is not aware of, nor at this time expects, any significant actions to arise from those investigations which would result in future operating restrictions on the use of the Company's fleet of aircraft.

     INTEREST EXPENSE increased in 1996 compared to 1995 as the result of moderately higher level of average outstanding borrowings and a lower level of capitalized interest. Interest capitalized in 1996 of $1.7 million, primarily related to the acquisition and modification of aircraft and the airport expansion, was approximately $2.0 million lower than the amount capitalized in 1995.

     INCOME TAXES for 1996 resulted in an effective tax rate of 40.3% compared to 39.9% in 1995 and 39.6% in 1994. The Company anticipates that the effective tax rate for 1997 will be comparable to 1996.

     Looking ahead, the Company's focus will continue to be on margin improvement rather than volume growth. As was the case this past year, the challenge will be to continue to adjust the Company's operations to respond to this changing mix of business and lower the cost per shipment to improve margins. The strength of the U.S. and global economies will have an impact on the results of operations in 1997 and beyond. Further, continuing high fuel prices may have a negative impact on operations. The Company has implemented a revenue fuel surcharge of 2.0% beginning February 17, 1997; however, there is no assurance that this action will totally mitigate increased fuel costs going forward.
     The Company's pilots are covered by a collective bargaining agreement which became amendable on July 31, 1995. Negotiations relating to an amended contract are still ongoing. While the Company has not experienced any significant disruptions from labor disputes in the past, it cannot predict whether the contract with the pilots will be amended without experiencing any work disruptions.


FINANCIAL CONDITION:

     CAPITAL EXPENDITURES and financing associated with those expenditures have been the primary factors affecting the financial condition of the Company over the last three years. Total capital expenditures net of dispositions were $172 million in 1996 compared to $214 million in 1995 and $168 million in 1994. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment. Additionally, there were capital expenditures in 1996 of $21 million related to the DC-8-63 aircraft that was destroyed in an accident in December 1996. The Company realized insurance proceeds of $18 million in January 1997 for this property loss.
     The Company acquired six DC-9 aircraft in 1996. A total of 7 aircraft were placed into service during the year; made up of 5 DC-9's and 2 DC-8's, while 2 YS-11's were retired from service. At the end of 1996, the Company had 110 aircraft in service, consisting of 35 DC-8's, 66 DC-9's and 9 YS-11's. In addition, there was 1 aircraft in modification status and 2 aircraft that had not been modified. Other capital expenditures in 1996 included vehicles for expansion and replacement, facilities and package handling equipment related to servicing the increased shipment volume, leasehold improvements for new or expanded facilities and for computer equipment.
     Capital expenditures will continue to be a significant factor affecting financial condition in 1997. The Company anticipates 1997 capital expenditures of approximately $220 million. A significant portion of the 1997 capital investment is for the acquisition of 5 additional aircraft, the modification of aircraft to be placed in service, the retrofitting of aircraft with Stage III hush kits, and the continued expansion of the central sort facilities. A total of 5 aircraft are expected to be placed in service in 1997.
     In 1995, the Company announced a new aircraft program relative to a commitment to purchase 12 used Boeing 767-200's, 2 of which will be delivered in late 1997, with the remaining 10 aircraft delivered between the years 1998 and 2000. These acquisitions are not expected to significantly increase capital spending. Instead, this newer generation aircraft should increase operating efficiency while keeping capital requirements relatively unchanged.

     LIQUIDITY AND CAPITAL RESOURCES: Liquidity for financing capital expenditures in 1996 came from two principal sources - internally generated cash provided by operations and proceeds from bank borrowings. Internally generated cash provided by operations approximated $207 million in 1996 compared to $170 million in 1995 and $183 million in 1994. Additional liquidity during the year was provided by the revolving bank credit agreement.
     The revolving bank credit agreement has traditionally been used as a major source of liquidity for periods of time between other financing transactions that provide liquidity. The Company amended its revolving bank credit agreement effective May 1, 1996, extending the effective date through May 31, 2001. Commitments are subject to a maximum level of Company indebtedness permitted by certain convenants in the agreement and other loan agreements. The Company also has available $65 million under uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. At December 31, 1996, a total of $188.5 million was owing under the revolving bank credit and money market agreements. This balance was $28 and $33 million higher than the average balances for the preceding month and the subsequent month, respectively, due to the slowdown in cash receipts availability experienced during the holiday periods in late December. Comparatively, at January 31, 1997, a total of $142 million was owing under these facilities.
     The Company's ratio of senior long-term debt to total capitalization was 41.1% and the ratio of total long-term debt to total capitalization was 52.6% at December 31, 1996, compared to 39.3% and 51.7%, respectively, at December 31, 1995. Anticipated cash flow from 1997 operations should provide the majority of the liquidity for projected 1997 capital expenditures. These debt-to-capitalization ratios are not expected to change significantly during 1997 from the 1996 year end level.
     In management's opinion, the available capacity under the bank credit agreements coupled with anticipated internally generated cash flow from 1997 operations should provide adequate flexibility for financing future growth.

INFLATION:
     The rate of inflation has been relatively constant over the past several years, and so has the impact of inflation on the Company's results of operations and financial condition. The effects of inflation have been considered in management's discussion where considered pertinent.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF NET EARNINGS

Year Ended December 31                1996         1995         1994
----------------------                ----         ----         ----
                                   (In thousands except per share data)
REVENUES:
  Domestic                         $2,108,670   $1,871,163   $1,660,003
  International                       375,636      368,188      310,756
                                   ----------   ----------   ----------
                                    2,484,306    2,239,351    1,970,759
OPERATING EXPENSES:
  Transportation purchased            827,997      788,040      669,648
  Station and ground operations       781,867      693,371      595,845
  Flight operations
    and maintenance                   386,961      327,838      279,457
  General and administrative          181,353      156,501      145,698
  Sales and marketing                  59,565       60,258       53,473
  Depreciation and amortization       163,645      144,362      137,700
  Loss related to aircraft
    accident                            3,737          --           --
                                   ----------   ----------   ----------
                                    2,405,125    2,170,370    1,881,821
                                   ----------   ----------   ----------
    EARNINGS FROM OPERATIONS           79,181       68,981       88,938
INTEREST, NET                          33,236       29,347       24,663
                                   ----------   ----------   ----------
    EARNINGS BEFORE INCOME TAXES       45,945       39,634       64,275
INCOME TAXES                           18,500       15,814       25,440
                                   ----------   ----------   ----------
    NET EARNINGS                       27,445       23,820       38,835
PREFERRED STOCK DIVIDENDS                 271          276          894
                                   ----------   ----------   ----------
    NET EARNINGS AVAILABLE         $   27,174   $   23,544   $   37,941
        TO COMMON SHAREHOLDERS     ==========   ==========   ==========

NET EARNINGS PER COMMON SHARE:
  Primary                          $     1.28   $     1.11   $     1.81
                                   ==========   ==========   ==========

  Fully diluted                    $     1.28   $     1.11   $     1.74
                                   ==========   ==========   ==========

DIVIDENDS PER COMMON SHARE         $     0.30   $     0.30   $     0.30
                                   ==========   ==========   ==========

See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
December 31                                       1996         1995
-----------                                       ----         ----
                                                    (In thousands)
ASSETS
------
CURRENT ASSETS:
  Cash                                         $   35,816   $   17,906
  Trade accounts receivable, less
      allowance of $8,345,000 and $7,750,000      287,515      259,408
  Spare parts and fuel inventory                   34,761       33,792
  Deferred income tax assets                       15,012       16,135
  Prepaid expenses and other                       42,118       24,887
                                               ----------   ----------
    TOTAL CURRENT ASSETS                          415,222      352,128

PROPERTY AND EQUIPMENT, NET                       866,627      842,703
EQUIPMENT DEPOSITS and OTHER ASSETS                25,573       22,553
                                               ----------   ----------
TOTAL ASSETS                                   $1,307,422   $1,217,384
                                               ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable                             $  139,036   $  136,987
  Salaries, wages and related taxes                63,835       49,106
  Accrued expenses                                 68,759       66,679
  Income taxes payable                              1,782        1,967
  Current portion of debt                             353        5,790
                                               ----------   ----------
    TOTAL CURRENT LIABILITIES                     273,765      260,529

LONG-TERM DEBT                                    409,440      364,621
SUBORDINATED DEBT                                 115,000      115,000
DEFERRED INCOME TAX LIABILITIES                    40,816       38,242
OTHER LIABILITIES                                  36,571       28,729
REDEEMABLE PREFERRED STOCK                            --         3,948
SHAREHOLDERS' EQUITY:
  Preferred stock, without par value -
    Authorized 5,200,000 shares,
        no shares issued
  Common stock, par value $1 per share -
    Authorized 60,000,000 shares
    Issued 21,621,596 and 21,397,865               21,622       21,398
  Additional paid-in capital                      190,405      185,947
  Retained earnings                               220,774      199,941
                                               ----------   ----------
                                                  432,801      407,286
  Treasury stock, 315,150 shares, at cost            (971)        (971)
                                               ----------   ----------
                                                  431,830      406,315
                                               ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     $1,307,422   $1,217,384
                                               ==========   ==========


See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31                        1996       1995       1994
----------------------                        ----       ----       ----
                                                    (In thousands)
OPERATING ACTIVITIES:
  Net Earnings                             $ 27,445   $ 23,820   $ 38,835
  Adjustments to reconcile net earnings
    to net cash provided
    by operating activities:
      Depreciation and amortization         151,538    133,931    127,835
      Provision for aircraft
          engine overhauls                   12,107     10,431      9,865
      Deferred income taxes                   3,697      4,163      4,888
      Loss related to aircraft accident       3,737        --         --
      Other                                   8,027     (2,351)     1,418
                                           --------   --------   --------
    CASH PROVIDED BY OPERATIONS             206,551    169,994    182,841
      Change in:
        Receivables                         (28,107)   (37,620)   (31,001)
        Inventories and prepaid expenses       (200)    (9,907)    (2,733)
        Accounts payable                      2,049     19,793     22,866
        Accrued expenses, salaries
            and taxes payable                16,118     14,499      6,185
    NET CASH PROVIDED BY                   --------   --------   --------
        OPERATING ACTIVITIES                196,411    156,759    178,158

INVESTING ACTIVITIES:
  Additions to property and equipment      (173,157)  (215,958)  (170,453)
  Investment in aircraft destroyed in
      accident                              (21,232)       --         --
  Disposition of property and equipment         694      2,079      2,196
  Expenditures for engine overhauls         (15,000)   (10,039)    (6,839)
  Other                                      (3,309)       378     (1,294)
                                           --------   --------   --------
    NET CASH USED BY INVESTING ACTIVITIES  (212,004)  (223,540)  (176,390)

FINANCING ACTIVITIES:
  Proceeds (payments) on bank notes, net     45,200     (8,700)    47,000
  Principal payments on debt                 (5,818)   (18,434)   (40,230)
  Proceeds from common stock issuance           734        638      2,839
  Dividends paid                             (6,613)    (6,596)    (7,193)
  Proceeds from debt issuance                   --     107,461         --
  Redemption of redeemable
      preferred stock                           --         --      (1,000)
                                           --------   --------   --------
    NET CASH PROVIDED BY
        FINANCING ACTIVITIES                 33,503     74,369      1,416
                                           --------   --------   --------
NET INCREASE IN CASH                         17,910      7,588      3,184
CASH AT BEGINNING OF YEAR                    17,906     10,318      7,134
                                           --------   --------   --------
CASH AT END OF YEAR                        $ 35,816   $ 17,906   $ 10,318
                                           ========   ========   ========

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year -
    Interest, net of amount capitalized    $33,234    $28,085    $24,788
    Income taxes                            16,674     10,457     23,795
  Noncash financing activities -
    Conversion of redeemable
        preferred stock                      3,948      1,052     34,000

See notes to consolidated financial statements.

               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1996

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

NATURE OF OPERATIONS
     The Company's revenues are derived from domestic and international transportation of shipments. The Company provides door-to-door express delivery of small packages and documents throughout the United States and to most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. Most domestic shipments are transported on the Company's own airline and a fleet of ground transportation vehicles through its Company-owned airport and central sorting facilities, or one of ten regional hubs. International shipments are transported utilizing a combination of the Company's domestic network, commercial airline lift capacity, and through a network of offshore Company offices and independent agents.
     The Company is subject to certain business risks which could affect future operations and financial performance. These risks include weather and natural disaster related disruptions, collective bargaining labor disputes, fuel price volatility, regulatory compliance concerning the operation or maintenance of aircraft, and aggressive competitor pricing.
     As of December 31, 1996, the Company had approximately 9,300 employees (45% of total employees), including approximately 715 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement which became amendable on July 31, 1995. Most labor agreements covering the Company's ground personnel will expire in 1998. The Company has not experienced any significant disruptions from labor disputes in the past. The Company cannot predict whether the contract with the pilots will be amended without experiencing any work disruptions.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly own subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions may have a material impact on the financial statements. The Company has used estimates in determining certain provisions and reserves including those for engine overhaul costs, useful lives for fixed assets, insurance claims, uncollectible trade accounts receivable, and tax liabilities.

CASH
     The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $28,059,000 and $39,971,000 are included in accounts payable at December 31, 1996 and 1995, respectively.

SPARE PARTS AND FUEL INVENTORY
     Spare parts are stated at average cost and fuel inventory is stated at cost on a first-in, first-out basis.

PROPERTY AND EQUIPMENT
     Property and equipment, including rotable aircraft parts, are stated at cost. The cost and accumulated depreciation of property and equipment disposed of are removed from the accounts with any gain or loss reflected in earnings from operations.

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

CAPITALIZED INTEREST
     Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service. Capitalized interest was $1,728,000, $3,741,000, and $2,127,000 for 1996,
1995 and 1994, respectively.

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

EARNINGS PER SHARE
     Primary earnings per common share are based upon the weighted average number of common shares outstanding during the period plus dilutive common equivalent shares applicable to the assumed exercise of outstanding stock options. The weighted average number of shares outstanding were 21,282,000, 21,204,000, and 21,001,000 for the years ended December 31,
1996, 1995 and 1994, respectively. Fully diluted earnings per share includes the potential dilution for stock options and, when material, conversion of the 6.9% redeemable cumulative convertible preferred stock and conversion of the 6.75% convertible subordinated debentures. Net earnings are adjusted for the assumed elimination of preferred stock dividends and interest expense, net of income tax, on the debentures, as applicable.

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

FAIR VALUE INFORMATION

The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):

December 31                                 1996                1995
-----------                                 ----                ----
                                     Carrying    Fair    Carrying    Fair
                                      Amount     Value    Amount     Value
                                      ------     -----    ------     -----
Long-term debt                        $409,440  $419,050  $364,621  $380,071
Subordinated debt                      115,000   115,288   115,000   115,575
Redeemable preferred stock                                   3,948     4,500
Off-balance sheet derivatives:
  Fuel contracts                          --       3,798      --         488

     Discussion regarding the fair value of the above financial instruments are disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable, and current liabilities approximate fair value.

RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 1996.

NOTE B - PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

December 31                                          1996         1995
-----------                                          ----         ----
Flight equipment                                  $1,125,019   $1,039,797
Land, buildings and leasehold improvements           215,795      198,606
Package handling and ground support equipment        124,689      128,911
Vehicles and other equipment                         230,227      215,167
                                                  ----------   ----------
                                                   1,695,730    1,582,481
Accumulated depreciation and amortization           (829,103)    (739,778)
                                                  ----------   ----------
                                                  $  866,627   $  842,703
                                                  ==========   ==========

NOTE C - ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31                                          1996         1995
-----------                                          ----         ----
Insurance reserves                                  $16,703      $16,239
Aircraft leases                                      12,576       14,003
Retirement plans                                     12,468       11,429
Unearned revenues                                     8,866        7,064
Property and other taxes                              7,141        6,783
Interest                                              6,097        5,903
Other                                                 4,908        5,258
                                                    -------      -------
                                                    $68,759      $66,679
                                                    =======      =======

NOTE D - INCOME TAXES

Deferred income tax assets and liabilities consist of the following (in thousands):

December 31                                            1996        1995
-----------                                            ----        ----
Insurance reserves                                  $  5,753    $  5,884
Employee benefits                                      3,317       3,968
Bad debts, sales reserves and other                    5,942       6,283
                                                    --------    --------
Current deferred income tax assets                    15,012      16,135
                                                    --------    --------
Depreciation and amortization                         84,230      74,275
Alternative Minimum Tax credit                       (33,178)    (28,348)
Insurance reserves                                    (8,187)     (5,245)
Aircraft engine overhaul accrual                      (7,112)     (8,139)
Capitalized interest                                   5,982       5,640
Pension and other                                       (919)         59
                                                    --------    --------
Noncurrent net deferred income tax liabilities        40,816      38,242
                                                    --------    --------
Net deferred income tax liabilities                 $ 25,804    $ 22,107
                                                    ========    ========

Income taxes consist of the following (in thousands):

Year Ended December 31                     1996         1995         1994
----------------------                     ----         ----         ----
Current:
   Federal                                 $12,361      $10,297      $17,384
   State                                     1,900        1,250        3,080
   Foreign                                     542          104           88
                                           -------      -------      -------
                                            14,803       11,651       20,552
Deferred:
   Depreciation and amortization             9,955       11,040        9,743
   Alternative Minimum Tax credit           (4,830)      (5,571)      (3,129)
   Insurance reserves                       (2,811)        (522)         175
   Aircraft engine overhaul accrual          1,027          307       (1,276)
   Employee benefits                          (867)      (1,027)      (1,001)
   Other                                     1,223          (64)         376
                                           -------      -------      -------
                                             3,697        4,163        4,888
                                           -------      -------      -------
                                           $18,500      $15,814      $25,440
                                           =======      =======      =======

The following table summarizes the major differences between the actual income tax provision and taxes computed at the Federal statutory rate (in thousands):

Year Ended December 31                     1996         1995         1994
----------------------                     ----         ----         ----
Taxes computed at statutory                $16,081      $13,872      $22,496
    rate of 35%
State and foreign income taxes,              1,288          855        2,073
    net of Federal benefit
Tax effect of nondeductible expense          1,185        1,146          874
Tax credits and other                          (54)         (59)          (3)
                                           -------      -------      -------
                                           $18,500      $15,814      $25,440
                                           =======      =======      =======

NOTE E - LONG-TERM AND SUBORDINATED DEBT

Long-term and subordinated debt consist of the following:

December 31                                            1996       1995
-----------                                            ----       ----
                                                        (In thousands)
LONG-TERM DEBT:
  Revolving credit notes payable to banks,           $145,000   $115,000
      effective rate of 5.7% on December 31, 1996
  Money market lines of credit,                        43,500     28,300
      effective rate of 7.4% on December 31, 1996
  Senior notes, 7.35%, due September, 2005            100,000    100,000
  Senior notes, 8.875%, due December, 2002            100,000    100,000
  Refunding revenue bonds, effective rate              13,200     13,200
      of 4.2% on December 31, 1996, due June 2011
  Other                                                 8,093     10,331
                                                     --------   --------
                                                      409,793    366,831
  Less current portion                                    353      2,210
                                                     --------   --------
                                                     $409,440   $364,621
                                                     ========   ========
SUBORDINATED DEBT:
  Convertible subordinated debentures,               $115,000   $115,000
      6.75%, due August 2001
  Senior subordinated notes, 10%,                         --       3,580
      repaid January, 1996                           --------   --------
                                                      115,000    118,580
  Less current portion                                    --       3,580
                                                     --------   --------
                                                     $115,000   $115,000
                                                     ========   ========

     The Company has a revolving bank credit agreement providing for a total commitment of $250,000,000. Interest rates for borrowings are generally determined by maturities selected and prevailing market conditions. The revolving credit agreement was extended during 1996 for a five-year period expiring May 31, 2001. The Company was in compliance with covenants of the revolving credit agreement during 1996, 1995, and 1994, including net worth restrictions which limit the payment of dividends ($126,101,300 of retained earnings was not restricted at December 31, 1996).
     The Company has available $65,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. The average interest rate on these borrowings was 5.8% for 1996. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
     The Company has classified the borrowings outstanding under the money market lines of credit as long-term. These amounts will be refinanced under the revolving credit agreement.
     The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
The average interest rate on these borrowings was 3.5% during 1996.
Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $32,164,000 at December 31, 1996.
     The Company's 6.75% convertible subordinated debentures require no sinking fund payments prior to maturity. The debentures may be redeemed at the option of the Company at a current redemption price of 103.5% declining ratably on an annual basis each August to par at maturity. The debentures are convertible into the Company's common stock at a conversion price of $35.50 per share, subject to adjustment in certain events. The Company has reserved 3,239,437 shares of common stock for such conversion.
     The scheduled annual principal payments on long-term and subordinated debt for the next five years is $353,000, $381,000, $410,000, $442,000, and
$303,976,000 for 1997 through 2001, respectively.
     The fair value information shown in Note A reflects values for the Company's senior notes and convertible subordinated debentures based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the repricing frequency of the instruments.

NOTE F - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES
     The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2016. Rental expense for 1996, 1995, and 1994 was $105,331,000, $97,461,000, and
$89,975,000, respectively.

Rental commitments under long-term operating leases at December 31, 1996 total $445,695,000 and are payable as follows (in thousands):

                                   Facilities    Equipment
                                   ----------    ---------
1997                                $ 57,491     $ 26,923
1998                                  56,510       24,010
1999                                  51,974       19,948
2000                                  45,077        6,383
2001                                  37,758          767
2002 and beyond                      117,754        1,100

COMMITMENTS
     Under various agreements, the Company is committed to purchase 18 aircraft consisting of 12 Boeing 767, and 1 McDonnell Douglas DC-8, and
5 DC-9 aircraft to be acquired at various dates through 2000. The Company also has commitments to purchase 16 Stage III hush kits for its DC-9 aircraft at various dates through 1998. At December 31, 1996, cash deposits of $2,910,000 had been made toward these purchases. Additional deposits and payments for these acquisitions will approximate $69,742,000, $95,798,000, $75,700,000, and $34,700,000 for 1997 through 2000, respectively.
     The Company has entered into contracts with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either makes or receives payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, is lower than or exceeds certain prices agreed to between the Company and the financial institutions. The Company believes this index provides the best correlation to its jet fuel transactions.

The contracts have no cost basis and are accounted for as hedges of anticipated transactions. Settlements are made in cash and are recorded as either an increase or decrease to fuel expense. At December 31, 1996, the Company had contracts, some extending through August 1997, covering a monthly notional sum of between 4.8 million to 6.8 million gallons, which represents between 35% and 50% of prospective average monthly consumption of jet fuel. Settlement payments of $3,016,000 related to these contracts were received during 1996 with no payments being received in 1995. No settlement payments were made during 1996 or 1995. Based on current market prices, the fair market value of these contracts was approximately $3,798,000 and $488,000 at December 31, 1996 and 1995, respectively.

CONTINGENCIES
     In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1996.

NOTE G - POSTRETIREMENT PLANS

PENSIONS
     The Company has trusteed retirement plans for all employees not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements. The Company's retirement plans consist of defined contribution profit sharing and capital accumulation plans and defined benefit minimum monthly retirement income plans.
     The capital accumulation plans are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions of 35% of employee salary deferrals up to 6% of annual compensation. The Company's matching contribution expense was $4,987,000, $3,823,000, and $3,635,000 for 1996, 1995, and 1994,
respectively.
     Contributions to the profit sharing plans are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The Company's profit sharing expense was $3,459,000, $2,984,000, and $4,838,000 for 1996, 1995, and
1994, respectively. The profit sharing plans hold 447,499 shares of the Company's common stock at December 31, 1996, representing 2.1% of outstanding shares.
     The profit sharing plans are intended to be a primary retirement benefit. The minimum monthly retirement income plans guarantee a minimum level of monthly pension income for those not accruing sufficient balances in the profit sharing plans. The Company's funding of the plans is equal to the amounts required by ERISA.

Net minimum monthly plan pension expense included the following components
(in thousands):

Year Ended December 31                              1996      1995      1994
----------------------                              ----      ----      ----
Service cost benefits earned during the period    $ 6,929   $4,664    $4,185
Interest cost on projected benefit obligation       4,166    3,017     2,149
Actual return on plan assets                       (5,211)  (4,751)       69
Net amortization and deferral                       4,213    4,036      (240)
                                                  -------   ------    ------
Net pension expense                               $10,097   $6,966    $6,163
                                                  =======   ======    ======

The following is a summary of the minimum monthly plan funded status (in thousands):

December 31                                                   1996      1995
-----------                                                   ----      ----
Projected benefit obligation for service rendered to date   $64,780   $53,344
Plan assets at fair market value,                            42,640    28,193
    primarily marketable securities                         -------   -------
Projected benefit obligation in excess of plan assets        22,140    25,151
Unrecognized prior service cost                                (438)     (724)
Unrecognized net losses from past experience                (11,131)  (14,477)
    different from that assumed
Unrecognized net transition obligation                         (118)     (148)
                                                            -------   -------
Pension liability included in consolidated balance sheets   $10,453   $ 9,802
                                                            =======   =======
Actuarial present value of accumulated benefit
    obligation, including vested benefits of                $36,913   $28,880
    $33,910,000 and $25,886,000, respectively               =======   =======

     The Company also has a non-qualified, unfunded supplemental retirement plan for certain key executives which provides defined retirement benefits that supplement those provided by the Company's other retirement plans. Pension expense for this plan was $1,825,000, $1,405,000, and $1,042,000 in 1996, 1995, and 1994, respectively. The plan's projected benefit obligation, accumulated benefit obligation and accrued pension liability was $6,500,000, $3,455,000, and $5,428,000 at December 31, 1996 and
$4,962,000, $1,832,000 and $3,609,000 at December 31, 1995.

Assumptions used in determining minimum monthly and supplemental retirement pension obligations were as follows:

                                              1996      1995      1994
                                              ----      ----      ----
Discount rate                                 7.5%      7.0%      8.0%
Rate of compensation increase (pilots)        6.5%      5.5%      5.5%
Rate of compensation increase (non pilots)    5.0%      5.0%      5.0%
Long-term rate of return on assets            8.0%      8.0%      8.0%

     The Company additionally contributes to multi-employer defined benefit pension plans for substantially all employees covered under collective bargaining agreements. Total expense of these plans was $28,773,000, $24,278,000, and $19,056,000 for 1996, 1995, and 1994, respectively.

HEALTH CARE BENEFITS
     The Company provides postretirement health care benefits for employees and qualifying dependents who have met certain eligibility requirements and who are not covered by other plans to which the Company contributes, such as collectively bargained plans. The Company's plan is currently unfunded.
     The accumulated postretirement benefit obligation was $5,039,000 and $5,329,900 at December 31, 1996 and 1995, respectively, and $5,593,000 and
$4,648,000 has been accrued in Other Liabilities in the Consolidated Balance Sheets. Postretirement benefit expense was $1,066,000, $861,000, and $865,000 for 1996, 1995, and 1994, respectively.
     The assumed health care cost trend rate used in measuring benefit costs was 9% for 1996, decreasing each successive year to a 5% annual growth rate in 2000, and thereafter. A 1% increase or decrease in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 1996. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.5% and 7% at December 31, 1996 and 1995, respectively.
     The Company also contributes to multi-employer defined benefit welfare plans for substantially all employees covered under collective bargaining agreements. Portions of the these contributions, which cannot be disaggregated, relate to postretirement benefits for plan participants. Total expense of these plans was $34,474,000, $28,968,000, and $22,955,000 for 1996, 1995, and 1994, respectively.

NOTE H - PREFERRED STOCK

     In 1990, the Company issued a series of 6.9% redeemable cumulative convertible preferred stock with mandatory redemption of all outstanding shares required by December 2004. The preferred shares were convertible into the Company's common stock at a conversion price of $23.393 per share.
     In December 1996, the holders provided notice of their intent to convert the remaining 78,950 preferred shares with a par value of $3,948,000 into 168,747 of the Company's common shares. The conversion has been achieved, and is recorded in the consolidated financial statements as of December 31, 1996.
     The fair value information shown in Note A, as of December 31, 1995, was computed assuming the stock was converted, at the option of the holder, to the Company's common shares utilizing the closing market price of $26.63 per share.

NOTE I - SHAREHOLDERS' EQUITY

Changes in shareholders' equity consist of the following (in thousands):

                                           Additional
                                  Common    Paid-In    Retained   Treasury
                                  Stock     Capital    Earnings    Stock
                                  ------    -------    --------   -------
BALANCE at JANUARY 1, 1994       $19,689   $149,156    $150,950   $  (971)
  Net earnings available
      to common shareholders                             37,941
  Conversion of redeemable
      preferred stock              1,453     32,513
  Common stock dividends paid                            (6,177)
  Exercise of stock options          144      2,700
                                 -------   --------    --------   --------
BALANCE at DECEMBER 31, 1994      21,286    184,369     182,714      (971)
  Net earnings available
      to common shareholders                             23,544
  Conversion of redeemable
      preferred stock                 45      1,007
  Common stock dividends paid                            (6,317)
  Exercise of stock options           67        571
                                 -------   --------    --------   -------
BALANCE at DECEMBER 31, 1995      21,398    185,947     199,941      (971)
  Net earnings available
      to common shareholders                             27,174
  Conversion of redeemable
      preferred stock                169      3,779
  Common stock dividends paid                            (6,341)
  Exercise of stock options           55        679
                                 -------   --------    --------   -------
BALANCE at DECEMBER 31, 1996     $21,622   $190,405    $220,774   $  (971)
                                 =======   ========    ========   =======

NOTE J - SEGMENT INFORMATION

     Substantially all of the Company's revenues are derived from domestic and international transportation and/or forwarding of air freight and express shipments. Domestic is defined as any shipment with an origin and destination within the U.S., Puerto Rico or Canada. A substantial portion of international revenue originates in the U.S. ($273,586,000 in 1996, $279,164,000 in 1995, and $234,607,000 in 1994).
     The determination of operating income of domestic and international operations requires that certain costs incurred in the U.S. be allocated to international operations.

Year Ended December 31              1996         1995         1994
----------------------              ----         ----         ----
                                            (In thousands)
Revenues:
   Domestic                      $2,108,670   $1,871,163   $1,660,003
   International                    375,636      368,188      310,756
                                 ----------   ----------   ----------
                                 $2,484,306   $2,239,351   $1,970,759
                                 ==========   ==========   ==========
Earnings from Operations:
   Domestic                      $   71,809   $   67,765   $   86,298
   International                      7,372        1,216        2,640
   Interest, net                    (33,236)     (29,347)     (24,663)
                                 ----------   ----------   ----------
Earnings Before Income Taxes     $   45,945   $   39,634   $   64,275
                                 ==========   ==========   ==========
Identifiable Assets:
   Domestic                      $1,229,011   $1,148,056   $1,027,115
   International                     78,411       69,328       51,391
                                 ----------   ----------   ----------
                                 $1,307,422   $1,217,384   $1,078,506
                                 ==========   ==========   ==========

NOTE K - STOCK OPTIONS

     The Company has three fixed option plans which reserve shares of the Company's common stock for issuance to officers, directors and key employees. Options granted under these shareholder approved plans are issued at the fair market value of the Company's stock on the date of grant and become exercisable over a period of six months to three years, expiring ten years from the date of grant. A total of 3,050,000 shares may be granted under these plans of which 1,675,439 is available for future grants at December 31, 1996. A summary of the Company's stock option activity and related information is as follows:

Year Ended December 31                  1996        1995        1994
----------------------                  ----        ----        ----
Outstanding at beginning of year     1,134,680   1,041,821   1,070,261
  Granted                              218,460     193,285     134,820
  Exercised                            (63,659)    (81,966)   (150,000)
  Canceled                             (11,888)    (18,460)    (13,260)
                                     ---------   ---------   ---------
Outstanding at end of year           1,277,593   1,134,680   1,041,821
                                     =========   =========   =========
Exercisable at end of year             828,372     740,000     655,853
                                     =========   =========   =========

Weighted average option price information is as follows:

Year Ended December 31                 1996       1995       1994
----------------------                 ----       ----       ----
Outstanding at beginning of year      $22.11     $21.09     $18.31
  Granted                              26.00      23.13      37.68
  Exercised                            12.62      10.51      15.69
  Canceled                             26.68      28.17      25.43
Outstanding at end of year             23.21      22.11      21.09
Exercisable at end of year             21.45      19.23      16.71

Information related to the number of options outstanding, weighted average price per share and remaining life of significant option groups outstanding at December 31, 1996 is as follows:

                         Outstanding                     Exercisable
                ----------------------------    ----------------------------
                                     Life in                         Life in
 Price Range     Number     Price     Years      Number     Price     Years
 -----------     ------     -----   --------     ------     -----   --------
 $6.63-$18.50    293,812   $13.55      2.3       293,812   $13.55      2.3
$22.13-$28.50    856,901    24.37      6.8       468,099    24.12      5.3
$36.13-$37.75    126,880    37.67      7.1        66,461    37.60      7.1

     The Company has elected to follow Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans and accordingly no compensation expense has been recognized in the Consolidated Statements of Net Earnings. Had compensation expense been measured under the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123,
"Accounting for Stock-Based Compensation", the Company's Net Earnings
Available to Common Shareholders and Earnings Per Share for 1996 and 1995 would have been reduced to the following pro forma amounts. In accordance with SFAS No. 123, pro forma information does not include compensation expense attributed to 1996 and 1995 from options granted prior to 1995.


Year Ended December 31                            1996         1995
----------------------                            ----         ----
Net Income Available to Common Shareholders
(in thousands):
     As reported                                $27,174         $23,544
     Pro forma                                   26,086          23,020

Net Earnings Per Common Share (Primary):
     As reported                                  $1.28           $1.11
     Pro forma                                     1.23            1.09

     The weighted average fair value for options granted in 1996 and 1995, computed utilizing the Black-Scholes option-pricing model, was $9.34 and $8.33, respectively. Significant assumptions used in the estimation of fair value and compensation expense are as follows:

Year Ended December 31                            1996         1995
----------------------                            ----         ----
Weighted expected life (years)                     6.6          6.1
Weighted risk free interest rate                   5.3%         7.4%
Weighted volatility                               36.9%        38.4%
Dividend yield                                     1.2%         1.3%

NOTE L - SUPPLEMENTAL GUARANTOR INFORMATION

     In connection with the issuance of $200,000,000 of Senior Notes (Notes) certain of the Company's subsidiaries (collectively, "Guarantors") have fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantors are ABX Air, Inc. (ABX) and Airborne Forwarding Corporation (AFC), which are wholly-owned by the Company, and Airborne FTZ, Inc. (FTZ) and Wilmington Air Park, Inc. (WAP), which are wholly-owned subsidiaries of ABX. Non-guarantor subsidiaries' assets, liabilities, revenues and net earnings are inconsequential both individually and on a combined basis in comparison to the Company's consolidated financial statement totals.
     Management does not consider disclosure of separate subsidiary financial statements for each Guarantor to be material. Summarized financial information of the Guarantors on a combined basis is as follows (in thousands):

Balance Sheet Information:

December 31,                                      1996         1995
------------                                      ----         ----
Current assets                                  $ 63,345     $ 46,157
Property and equipment, net                      739,470      726,378
Other noncurrent assets                           11,469       12,053
Current liabilities                               97,071       82,439
Long-term debt                                    20,940       13,200
Other noncurrent liabilities                      87,284       75,210
Intercompany payable                             426,878      458,854

Earnings Statement Information:

Year Ended December 31,               1996        1995         1994
-----------------------               ----        ----         ----
Revenues - intercompany             $767,972    $668,592     $591,501
Revenues - third-party                72,702      55,674       32,872
Operating expenses                   778,392     662,632      572,629
Earnings from operations              62,282      61,634       51,744
Net earnings                          27,229      28,704       23,404

     ABX is a certificated air carrier which owns and operates the domestic express cargo services for which the Company is the sole customer. ABX also offers air charter services on a limited basis to third-party customers. FTZ owns certain aircraft parts inventory which it sells primarily to ABX, with limited sales to third-party customers. FTZ is also the holder of a foreign trade zone certificate at Wilmington airport property. WAP is the owner of the Wilmington airport property which includes the Company's main sort facility, aircraft maintenance facilities, runways and related airport facilities and airline administrative and training facilities. ABX is the only occupant and customer of WAP. AFC, d.b.a. Sky Courier, provides expedited courier services and regional logistics warehousing primarily to third-party customers.
     Investment balances and revenues between Guarantors have been eliminated for purposes of presenting the above summarized financial information.
     Intercompany revenues and net earnings recorded by ABX, FTZ, and WAP are controlled by the Company and are based on various discretionary factors. Intercompany payable amounts represent net amounts due the Company by its Guarantors. The Company provides the Guarantors with a majority of the cash necessary to fund operating and capital expenditure requirements. Federal income taxes allocated to the Guarantors have been computed assuming the subsidiaries filed separate returns.

NOTE M - LOSS RELATED TO AIRCRAFT ACCIDENT

     On December 22, 1996, the Company suffered the loss of a DC-8-63 aircraft during a routine maintenance check flight. There were no survivors among the six persons aboard. Costs associated with the accident are estimated at $3,737,000 and include certain amounts for self insured retention of workers' compensation, loss on the retirement of the aircraft (net of insurance recoveries), and other costs specific to the accident. Aircraft property insurance recoveries of $18,000,000 were received in January 1997 and have been classified with Prepaid Expenses and Other in the Consolidated Balance Sheet at December 31, 1996.
     The cause of the accident continues to be investigated by the National Transportation Safety Board. Management is not aware of, nor at this time expecting, any significant actions from these investigations which would result in future operating restrictions on its aircraft fleet. Additionally, management is not aware of any threatened litigation, claims, or other actions specific to the accident which could have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1996.

NOTE N - QUARTERLY RESULTS (Unaudited)

The following is a summary of quarterly results of operations (in thousands except per share data):

                                    1st        2nd        3rd        4th
1996                              Quarter    Quarter    Quarter    Quarter
----                              -------    -------    -------    -------
Revenues                         $597,909   $622,398   $612,027   $651,972
Earnings from Operations           10,720     25,815     16,424     26,222
Net Earnings Available
    to Common Shareholders          1,246     10,621      4,642     10,665
Net Earnings per Common Share
  Primary                           $ .06      $ .50      $ .22      $ .50
  Fully Diluted                       .06        .48        .22        .48

1995
----
Revenues                         $529,916   $545,940   $560,565   $602,930
Earnings from Operations           10,029     10,976     20,221     27,755
Net Earnings Available
    to Common Shareholders          1,809      2,194      7,633     11,908
Net Earnings per Common Share
  Primary                           $ .09      $ .10      $ .36      $ .56
  Fully Diluted                       .09        .10        .36        .53


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Airborne Freight Corporation
Seattle, Washington

     We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of net earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


-------------------------
DELOITTE & TOUCHE LLP
February 14, 1997
Seattle, Washington