Form 10-K405, Exhibit 13
period 1997-12-31
AIRBORNE FREIGHT CORP /DE/
filed 1998-03-27
CIK 3000

                                                                      EXHIBIT 13
                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                        COMMON STOCK AND DIVIDEND INFORMATION

     The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1997 and 1996:

     Quarter                                  High         Low        Dividend
     -------                                  ----         ---        --------
     1997: *
     Fourth                                 $37.219      $25.875      $ .0375
     Third                                   31.219       20.781        .0375
     Second                                  20.938       14.938        .0375
     First                                   15.625       11.375        .0375

     1996: *
     Fourth                                 $11.688      $ 9.750      $ .0375
     Third                                   13.438        9.938        .0375
     Second                                  13.750       11.750        .0375
     First                                   14.188       12.500        .0375

     * References to earnings and dividends per common share, average shares outstanding and trading price information have been restated to reflect the two-for-one stock split of common stock in February 1998.

                  AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                     1997         1996         1995         1994         1993
                                     ----         ----         ----         ----         ----
                                               (In thousands except per share data)
OPERATING RESULTS:
  Revenues
    Domestic                      $2,514,737   $2,108,670   $1,871,163   $1,660,003   $1,484,787
    International                    397,672      375,636      368,188      310,756      235,194
                                  ----------   ----------   ----------   ----------   ----------
      Total                        2,912,409    2,484,306    2,239,351    1,970,759    1,719,981
  Operating Expenses               2,687,154    2,405,125    2,170,370    1,881,821    1,636,861
                                  ----------   ----------   ----------   ----------   ----------
    Earnings From Operations         225,255       79,181       68,981       88,938       83,120
  Interest, Net                       27,790       33,236       29,347       24,663       24,093
                                  ----------   ----------   ----------   ----------   ----------
    Earnings Before Income Taxes     197,465       45,945       39,634       64,275       59,027
  Income Taxes                        77,393       18,500       15,814       25,440       23,738
                                  ----------   ----------   ----------   ----------   ----------
    Net Earnings Before              120,072       27,445       23,820       38,835       35,289
        Changes in Accounting
  Cumulative Effect of                    --           --           --           --        3,828
      Changes in Accounting       ----------   ----------   ----------   ----------   ----------
    Net Earnings                     120,072       27,445       23,820       38,835       39,117
  Preferred Stock Dividends               --          271          276          894        2,760
                                  ----------   ----------   ----------   ----------   ----------
  Net Earnings Available          $  120,072   $   27,174   $   23,544   $   37,941   $   36,357
      to Common Shareholders      ==========   ==========   ==========   ==========   ==========

					   2

  Net Earnings Per Common Share 1
    Basic 2                       $     2.68   $      .64   $      .56   $      .92   $      .84
                                  ==========   ==========   ==========   ==========   ==========
    Diluted 2                     $     2.44   $      .64   $      .55   $      .87   $      .83
                                  ==========   ==========   ==========   ==========   ==========
  Dividends Per Common Share 1    $      .15   $      .15   $      .15   $      .15   $      .15
                                  ==========   ==========   ==========   ==========   ==========

  Weighted Average                    44,883       42,266       42,100       41,289       38,511
      Shares Outstanding 1        ==========   ==========   ==========   ==========   ==========

FINANCIAL STRUCTURE:
  Working Capital                 $   96,485   $  141,457   $   91,599   $   66,871   $   56,521
  Property and Equipment             916,331      866,627      842,703      766,346      733,963
  Total Assets                     1,365,973    1,307,422    1,217,384    1,078,506    1,002,866
  Long-term Debt                     250,559      409,440      364,621      279,422      269,250
  Subordinated Debt                       --      115,000      115,000      118,580      122,150
  Redeemable Preferred Stock              --           --        3,948        5,000       40,000
  Shareholders' Equity               670,915      431,830      406,315      387,398      318,824

NUMBER OF SHIPMENTS:
  Domestic                           297,032      254,234      225,553      187,460      160,568
  International                        5,699        5,036        4,592        3,954        3,545
                                  ----------   ----------   ----------   ----------   ----------
    Total                            302,731      259,270      230,145      191,414      164,113
                                  ==========   ==========   ==========   ==========   ==========

1 Per share amounts and average shares outstanding have been restated to reflect a two-for-one stock split completed in February 1998.

2 For 1993, net earnings per common share is shown exclusive of the cumulative effect of adopting accounting standards for income taxes and postretirement benefits. Basic and diluted earnings per share inclusive of the changes were $.94 and $.92, respectively.

                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                        OF OPERATIONS AND FINANCIAL CONDITION

     RESULTS OF OPERATIONS:

          The Company achieved record operating performance for 1997 as revenues, operating income, and net earnings all attained record levels. Yield enhancement strategies implemented over the past two years, a more stable pricing environment, and significant productivity improvements were positive factors impacting 1997 operating results.
          Net earnings available to common shareholders in 1997 increased to $120.1 million, or $2.44 per share on a diluted basis, compared to $27.2 million, or $.64 per share in 1996. (All references to earnings per share reflect a two-for-one stock split declared and issued in February 1998 and reflect diluted earnings per share unless otherwise noted.) The 1996 results include a non-recurring charge related to the loss of an aircraft of $3.7 million, or $2.2 million on an after-tax basis and $.05 on a per share basis. Basic earnings per share for 1997 were $2.68 compared to $.64 for 1996.

     The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                              1997         1996         1995
                                              ----         ----         ----
     Number of Shipments (in thousands):
       Domestic
         Overnight                          172,782      146,458      131,037
         Next Afternoon Service              53,773       27,937           --
         Second Day Service                  70,138       79,541       94,199
         100 lbs. and Over                      339          298          317
                                            -------      -------      -------
           Total Domestic                   297,032      254,234      225,553
                                            -------      -------      -------
       International
         Express                              5,223        4,500        4,035
         Freight                                476          536          557
                                            -------      -------      -------
           Total International                5,699        5,036        4,592
                                            -------      -------      -------

       Total Shipments                      302,731      259,270      230,145
                                            =======      =======      =======


     Average Pounds Per Shipment:
       Domestic                                 4.5          4.5          4.6
       International                           51.2         54.6         62.9

     Average Revenue Per Pound:
       Domestic                             $  1.89      $  1.83      $  1.80
       International                        $  1.35      $  1.34      $  1.28

     Average Revenue Per Shipment:
       Domestic                             $  8.45      $  8.25      $  8.24
       International                        $ 69.78      $ 74.59      $ 80.18

          During 1997, various events occurred in the first three quarters that enhanced operating results. The Company's operating results in the third quarter of 1997 were positively impacted by the additional shipment volume handled as the result of a strike at United Parcel Service (UPS) during August. The Company estimates the incremental revenues realized were $50 to $55 million, and that the impact on earnings per share was in the range of $.28 to $.30. These are estimates that can only be arrived at by assuming what level of business the Company would have handled had there been no strike at UPS. Domestic revenues in 1997 included $15.5 million of fuel surcharge revenue realized as the result of a surcharge that was effective from mid-February until July 1. This surcharge revenue accounted for approximately $.15 per share in 1997. Also, the absence of the Federal Aviation Excise Tax, which was not in effect from January 1 through March 6, 1997, had a beneficial impact on earnings per share of $.05. The cumulative effect of these items is estimated to have added $.47 to $.50 to annual earnings per share. However, even without the benefit of these items, the Company experienced a record year. The operating results and trends discussed below include the impacts related to the strike, fuel surcharge, and excise tax matters.
          Total revenues increased 17.2% in 1997, 10.9% in 1996, and 13.6% in 1995. Shipment volume grew to 303 million units in 1997 increasing 16.8%, compared to a 12.7% increase in 1996 and 20.2% in 1995.
          Domestic revenue increased 19.3% in 1997 on shipment growth of 16.8%, compared to revenue growth of 12.7% in both 1996 and 1995, and shipment growth of 12.7% and 20.3% in 1996 and 1995, respectively. Domestic revenue growth for 1997 continued to be positively impacted by strong growth in higher yielding overnight shipments, the continued focus on yield enhancement, and a stable pricing environment. As a result, the percentage growth in domestic revenues exceeded the percentage growth in domestic shipments, and the average revenue per domestic shipment increased 2.4% to $8.45 for 1997. Also, the average weight per domestic shipment for 1997 of
     4.5 pounds was, except for the UPS strike period, stable for each quarter of the year and comparable to the average weight achieved in 1996.
          Overnight shipments accounted for over 58.2% of total domestic shipments in 1997 compared to 57.6% in 1996 and 58.1% in 1995. The higher yielding overnight shipments increased 18.0% in 1997 compared to 11.8% in 1996. The strong growth in the overnight product had a positive impact on domestic revenue growth. The Company's deferred service products increased 15.3% on a combined basis in 1997 compared to 14.1% in 1996. Beginning in 1995 and continuing into 1996, the Company redefined its deferred service product through the creation of two distinct levels of service, Next Afternoon Service (NAS) and Second Day Service (SDS), replacing the Select Delivery Service category. This redefinition was not completed until late 1996, which makes comparison of separate NAS and SDS results for 1997 to 1996 not meaningful.
          International revenue increased 5.9% in 1997 on shipment growth of 13.2% compared to revenue growth of 2.0% and 18.5% and shipment growth of 9.7% and 16.1% in 1996 and 1995, respectively. International revenue per shipment and weight per shipment in 1997 decreased compared to last year as a result of the continued decrease in higher yielding freight shipments in 1997 compared to 1996. The international contribution to earnings from operations were $5.6 million in 1997 compared to $7.4 million in 1996, and $1.2 million in 1995.

          OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 92.3% in

     1997 compared to 96.8% in 1996 and 96.9% in 1995. Measuring cost performance on a per shipment basis, total operating expenses per shipment declined 4.3% in 1997 to $8.88, compared to $9.28 in 1996 and $9.43 in 1995. The Company achieved a 10.2% improvement in productivity in 1997, as measured by shipments handled per paid employee hour, compared to 1.9% improvement in 1996 and 7.3% in 1995. A strong focus on cost control, productivity improvements, quality improvement programs, along with the added volume from the UPS strike, were significant factors having an impact on 1997 operating costs.
          Transportation purchased decreased as a percentage of revenues to 31.7% in 1997 compared to 33.3% in 1996 and 35.2% in 1995. This expense category consists primarily of commercial airline costs, cartage costs related to contracted pick-up and delivery, and trucking costs. The decrease in 1997 is primarily due to two factors. Commercial airline costs were lower as a percentage of total revenues due to the decline in international freight shipments and cartage costs were lower as a percentage of revenue due to strong cost per unit improvement. Also, the Federal Aviation Excise Tax was suspended on January 1, 1996 and re-implemented effective August 27, 1996. The tax then expired on December 31, 1996 until it was reinstated March 7, 1997. This resulted in the avoidance of cost associated with the tax of $14.7 million dollars during the first eight months of 1996 and $4.3 million during the first three months of 1997.
          Station and ground expense as a percentage of revenues was 29.5% in 1997 compared to 31.5% in 1996 and 31.0% in 1995. Productivity gains in pick-up and delivery, customer service and terminal operations have been instrumental in partially offsetting the effect of increased costs incurred to accommodate the growth in shipments and expand service while maintaining service integrity.
          Flight operations and maintenance expense as a percentage of revenues was 14.8% in 1997 compared to 15.6% in 1996 and 14.6% in 1995. The average aviation fuel price in 1997 was $.73 per gallon, compared to $.75 per gallon in 1996, and $.62 per gallon in 1995. The average price above includes the effect of a 4.3 cent per gallon excise tax on jet fuel that became effective October 1, 1995. Aviation fuel consumption increased 5.7% to 169.8 million gallons in 1997 compared to a 13.0% increase in consumption in 1996 over 1995. The increased consumption year over year is a result of additional Company operated aircraft placed in service during each year to accommodate the growth in business. As a result of fuel hedging contracts, the Company was able to mitigate $1.7 million and $3.0 million of the increase in fuel costs in 1997 and 1996, respectively.
          General and administrative expense as a percentage of revenues increased to 8.0% in 1997 compared to 7.3% in 1996 and 7.0% in 1995. This increase was primarily due to approximately $30.0 million of incremental profit sharing and management incentive compensation costs as a result of the significant improvement in operating results for 1997.
          Sales and marketing costs were 2.4% of revenues in 1997 compared to 2.4% in 1996 and 2.7% in 1995. Productivity gains and controls on discretionary spending in General and Administrative and Sales and Marketing expense categories have been instrumental in offsetting most of the effect of increased costs incurred to accommodate shipment growth and expand service.
          Depreciation and amortization expense as a percentage of revenues decreased to 5.8% in 1997 compared to 6.6% in 1996 and 6.4% in 1995. The total dollar amount of depreciation and amortization has continued to increase over the last three years as a result of capital expenditures incurred primarily to expand the airline operations.
          Operating expense in 1996 included a non-recurring charge of $3.7 million related to the loss of a DC-8-63 aircraft destroyed in an accident in December 1996.

          INTEREST EXPENSE decreased 16.4% in 1997 compared to 1996, primarily as the result of the significantly lower level of average outstanding borrowings during 1997. Interest capitalized in 1997 of $1.9 million was primarily related to the acquisition and modification of aircraft and the airport expansion and compares to capitalized interest of $1.7 million in 1996 and $3.7 million in 1995.

          INCOME TAXES for 1997 resulted in an effective tax rate of 39.2% compared to 40.3% in 1996 and 39.9% in 1995. The Company anticipates that the effective tax rate for 1998 will be in the 39% to 40% range.

          Looking ahead, the Company's focus will continue to be on managing yields and lowering cost per shipment to improve margins. The strength of the U.S. and global economies will have an impact on the results of operations in 1998 and beyond.
          The Company is in the process of updating its computer systems to be capable of meeting necessary year 2000 requirements. This process is not expected to have a material cost consequence or create operational uncertainties which would impact the Company's prospective operating results or financial condition.

     FINANCIAL CONDITION:

          CAPITAL EXPENDITURES and financing associated with those expenditures have been primary factors affecting the financial condition of the Company over the last three years. Total capital expenditures net of dispositions were $207 million in 1997 compared to $193 million in 1996 and $214 million in 1995. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment. Included in capital expenditures in 1996 was $21 million related to a DC-8-63 aircraft that was destroyed in an accident in December 1996. The Company realized insurance proceeds of $18 million in January 1997 for this property loss.
          The Company acquired 2 McDonnell Douglas DC-9 aircraft, 1 DC-8 aircraft, and 2 Boeing 767-200 aircraft in 1997. A total of 5 Company-owned aircraft were placed into service during the year; made up of 4 DC-9's and 1 DC-8. Also, the company retired and sold all remaining YS-11 aircraft in mid 1997. At the end of 1997, there were 105 aircraft in service, consisting of 36 DC-8's and 69 DC-9's. In addition, there were 4 aircraft in modification status including the 2 recently acquired 767 aircraft. Other capital expenditures in 1997 included vehicles for expansion and replacement, facilities and package handling equipment related to servicing the increased shipment volume, leasehold improvements for new or expanded facilities and for computer equipment.
          Capital expenditures will continue to be a significant factor affecting financial condition in 1998. The Company anticipates 1998 capital expenditures of approximately $274 million. A significant portion of the 1998 capital investment is for the acquisition of 4 additional 767 aircraft, the modification of aircraft to be placed in service, the retrofitting of aircraft with Stage III hush kits, and the continued expansion of the central airport and sort facilities. A total of 7 aircraft, 5 767's and 2 DC-9's, are expected to be placed in service in 1998.
          The Company has commitments to purchase 10 additional used Boeing 767-200's, including the 4 which will be delivered in 1998, with the remaining 6 aircraft delivered between the years 1999 and 2000. These acquisitions are not expected to significantly increase capital spending. Instead, this newer generation aircraft should improve operating efficiency while capital requirements will remain relatively in line with internally generated cash flow.

          LIQUIDITY AND CAPITAL RESOURCES: Liquidity for financing capital expenditures in 1997 came primarily from internally generated cash provided by operations which increased significantly in 1997 to approximately $328 million compared to $207 million in 1996 and $170 million in 1995. Additional liquidity during the year was provided by the revolving bank credit agreement.
          In 1997, the Company's strong operating cash flow became the major source of liquidity, whereas, the Company's $250 million unsecured revolving bank credit agreement had traditionally been used as the major source of liquidity for periods between other financing transactions. The Company also has available $50 million under unsecured uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. Reliance on the bank facilities decreased significantly during 1997. At December 31, 1997, a total of $30.0 million was owing under the revolving bank credit and money market agreements compared to $188.5 million outstanding at December 31, 1996.
          In August 1997, the Company called for the redemption of its 6-3/4% convertible subordinated debentures due 2001, of which $114.9 million was outstanding. Substantially all of the debenture holders elected conversion to common stock rather than redemption. This resulted in the issuance, on a pre-split stock basis, of approximately 3.3 million shares of common stock in September 1997.
          The Company's ratio of total long-term debt to total capitalization was 25.4% at December 31, 1997, a significant improvement over the 52.6% at December 31, 1996. The debt-to-capitalization ratio is not expected to change significantly during 1998 as anticipated cash flow from operations should provide the majority of the liquidity for projected 1998 capital expenditures.
          In management's opinion, the available capacity under the bank credit agreements coupled with anticipated internally generated cash flow from 1998 operations should provide adequate flexibility for financing future growth.

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

                            INDEPENDENT AUDITORS' REPORT

     Board of Directors
     Airborne Freight Corporation
     Seattle, Washington

          We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of net earnings and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the Index at Item 14. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.
          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Airborne Freight Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


     -------------------------
     DELOITTE & TOUCHE LLP
     February 13, 1998
     Seattle, Washington

                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF NET EARNINGS
     Year Ended December 31                    1997         1996        1995
     ----------------------                    ----         ----        ----
                                            (In thousands except per share data)
     REVENUES:
       Domestic                             $2,514,737  $2,108,670   $1,871,163
       International                           397,672     375,636      368,188
                                            ----------  ----------   ----------
                                             2,912,409   2,484,306    2,239,351
     OPERATING EXPENSES:
       Transportation purchased                922,885     827,997      788,040
       Station and ground operations           858,238     781,867      693,371
       Flight operations and maintenance       431,474     386,961      327,838
       General and administrative              234,366     181,353      156,501
       Sales and marketing                      70,346      59,565       60,258
       Depreciation and amortization           169,845     163,645      144,362
       Loss related to aircraft accident            --       3,737           --
                                            ----------  ----------   ----------
                                             2,687,154   2,405,125    2,170,370
                                            ----------  ----------   ----------
       EARNINGS FROM OPERATIONS                225,255      79,181       68,981
     INTEREST, NET                              27,790      33,236       29,347
                                            ----------  ----------   ----------
       EARNINGS BEFORE INCOME TAXES            197,465      45,945       39,634
     INCOME TAXES                               77,393      18,500       15,814
                                            ----------  ----------   ----------
       NET EARNINGS                            120,072      27,445       23,820
     PREFERRED STOCK DIVIDENDS                      --         271          276
                                            ----------  ----------   ----------
       NET EARNINGS AVAILABLE               $  120,072  $   27,174   $   23,544
           TO COMMON SHAREHOLDERS           ==========  ==========   ==========

     NET EARNINGS PER COMMON SHARE:
       Basic                                $     2.68  $      .64   $      .56
                                            ==========  ==========   ==========

       Diluted                              $     2.44  $      .64   $      .55
                                            ==========  ==========   ==========

     DIVIDENDS PER COMMON SHARE             $      .15  $      .15   $      .15
                                            ==========  ==========   ==========

     See notes to consolidated financial statements.

                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                             CONSOLIDATED BALANCE SHEETS
     December 31                                            1997        1996
     -----------                                            ----        ----
                                                             (In thousands)
     ASSETS
     ------
     CURRENT ASSETS:
       Cash                                             $   25,525   $   35,816
       Trade accounts receivable, less
           allowance of $10,290,000 and $8,345,000         322,549      287,515
       Spare parts and fuel inventory                       37,966       34,761
       Deferred income tax assets                           14,530       15,012
       Prepaid expenses and other                           25,982       42,118
                                                        ----------   ----------
       TOTAL CURRENT ASSETS                                426,552      415,222

     PROPERTY AND EQUIPMENT, NET                           916,331      866,627
     EQUIPMENT DEPOSITS and OTHER ASSETS                    23,090       25,573
                                                        ----------   ----------
     TOTAL ASSETS                                       $1,365,973   $1,307,422
                                                        ==========   ==========


                                         12


     LIABILITIES AND SHAREHOLDERS' EQUITY
     ------------------------------------
     CURRENT LIABILITIES:
       Accounts payable                                 $  143,966   $  139,036
       Salaries, wages and related taxes                    80,154       63,835
       Accrued expenses                                    100,126       68,759
       Income taxes payable                                  5,440        1,782
       Current portion of debt                                 381          353
                                                        ----------   ----------
       TOTAL CURRENT LIABILITIES                           330,067      273,765

     LONG-TERM DEBT                                        250,559      409,440
     SUBORDINATED DEBT                                          --      115,000
     DEFERRED INCOME TAX LIABILITIES                        65,322       40,816
     OTHER LIABILITIES                                      49,110       36,571
     SHAREHOLDERS' EQUITY:
       Preferred stock, without par value -
         Authorized 5,200,000 shares, no shares issued
       Common stock, par value $1 per share -
         Authorized 60,000,000 shares
         Issued 50,428,548 and 43,243,192                   50,428       43,243
       Additional paid-in capital                          287,209      168,784
       Retained earnings                                   334,083      220,774
                                                        ----------   ----------
       Treasury stock, 522,300 and                         671,720      432,801
         630,300 shares, at cost                              (805)        (971)
                                                        ----------   ----------
                                                           670,915      431,830
                                                        ----------   ----------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $1,365,973   $1,307,422
                                                        ==========   ==========

     See notes to consolidated financial statements.

                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
     Year Ended December 31                        1997       1996       1995
     ----------------------                        ----       ----       ----
                                                         (In thousands)
     OPERATING ACTIVITIES:
       Net earnings                             $120,072   $ 27,445   $ 23,820
       Adjustments to reconcile net earnings
         to net cash provided
         by operating activities:
           Depreciation and amortization         156,233    151,538    133,931
           Provision for aircraft
               engine overhauls                   13,612     12,107     10,431
           Deferred income taxes                  24,988      3,697      4,163
           Loss related to aircraft accident          --      3,737         --
           Other                                  13,076      8,027     (2,351)
                                                --------   --------   --------
         CASH PROVIDED BY OPERATIONS             327,981    206,551    169,994
           Change in:
             Receivables                         (35,035)   (28,107)   (37,620)
             Inventories and prepaid expenses     (5,069)      (200)    (9,907)
             Accounts payable                      4,930      2,049     19,793
             Accrued expenses, salaries
                 and taxes payable                52,444     16,118     14,499
         NET CASH PROVIDED BY                   --------   --------   --------
             OPERATING ACTIVITIES                345,252    196,411    156,759

     INVESTING ACTIVITIES:
       Additions to property and equipment      (211,758)  (173,157)  (215,958)
       Proceeds from insurance on aircraft
         accident                                 18,000         --         --
       Investment in aircraft destroyed
         in accident                                  --    (21,232)        --
       Disposition of property and equipment       4,451        694      2,079
       Expenditures for engine overhauls         (10,614)   (15,000)   (10,039)
       Other                                         (27)    (3,309)       378
                                                --------   --------   --------
         NET CASH USED BY INVESTING ACTIVITIES  (199,948)  (212,004)  (223,540)


                                         14



     FINANCING ACTIVITIES:
       Proceeds (payments) on bank notes, net   (158,500)    45,200     (8,700)
       Principal payments on debt                   (436)    (5,818)   (18,434)
       Proceeds from common stock issuance        10,104        734        638
       Dividends paid                             (6,763)    (6,613)    (6,596)
       Proceeds from debt issuance                    --         --    107,461
                                                --------   --------   --------
         NET CASH (USED) PROVIDED BY
             FINANCING ACTIVITIES               (155,595)    33,503     74,369
                                                --------   --------   --------
     NET (DECREASE) INCREASE IN CASH             (10,291)    17,910      7,588
     CASH AT BEGINNING OF YEAR                    35,816     17,906     10,318
                                                --------   --------   --------
     CASH AT END OF YEAR                        $ 25,525   $ 35,816   $ 17,906
                                                ========   ========   ========

     SUPPLEMENTAL CASH FLOW INFORMATION:
       Cash paid during the year -
         Interest, net of amount capitalized    $ 32,768   $ 33,234   $ 28,085
         Income taxes                             46,641     16,674     10,457
       Non-cash financing activities -
         Conversion of subordinated debentures   114,572         --         --
         Contribution of treasury stock to
           profit sharing plans                    1,100         --         --
         Conversion of redeemable
             preferred stock                          --     3,948      1,052

     See notes to consolidated financial statements.

                    AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Three Years Ended December 31, 1997

     NOTE A - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

     NATURE OF OPERATIONS
          The Company's revenues are derived from domestic and international transportation of shipments. The Company provides door-to-door express delivery of small packages and documents throughout the United States and to most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. Most domestic shipments are transported on the Company's own airline and a fleet of ground transportation vehicles through its Company-owned airport and central sorting facilities, or one of nine regional hubs. International shipments are transported utilizing a combination of the Company's domestic network, commercial airline lift capacity, and through a network of offshore Company offices and independent agents.
          The Company is subject to certain business risks which could affect future operations and financial performance. These risks include weather and natural disaster related disruptions, collective bargaining labor disputes, fuel price volatility, regulatory compliance concerning the operation or maintenance of aircraft, and aggressive competitor pricing.
          As of December 31, 1997, the Company had approximately 10,300 employees (46% of total employees), including approximately 730 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement which expires on July 31, 2001. Most labor agreements covering the Company's ground personnel will expire in 1998.
     The Company has not experienced any significant disruptions from labor disputes in the past.

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

     CASH
          The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $29,311,000 and $28,059,000 are included in accounts payable at December 31, 1997 and 1996, respectively.

     SPARE PARTS AND FUEL INVENTORY
          Spare parts are stated at average cost and fuel inventory is stated at cost on a first-in, first-out basis.

     PROPERTY AND EQUIPMENT
          Property and equipment, including rotable aircraft parts, are stated at cost. The cost and accumulated depreciation of property and equipment disposed of are removed from the accounts with any related gain or loss reflected in earnings from operations.

     For financial reporting purposes, depreciation of property and equipment is provided on a straight-line basis over the asset's useful life or lease term as follows:

     Flight equipment                                         7 to 18 years
     Buildings, runways, and leasehold improvements           5 to 30 years
     Package handling and ground support equipment            3 to  8 years
     Vehicles and other equipment                             3 to  8 years

          DC-8 and DC-9 aircraft generally carry residual values of 10% and 15% of asset cost, respectively. All other property and equipment have no assigned residual values.
          Major engine overhauls for DC-9 aircraft are accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. Provision for engine overhauls is included in depreciation and amortization expense. Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 and 767 aircraft are performed by third-party service providers under long-term contracts. Service costs under the contracts are based upon hourly rates for engine usage and are charged to expense in the period utilization occurs.

     CAPITALIZED INTEREST
          Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service. Capitalized interest was $1,869,000, $1,728,000, and $3,741,000 for 1997,
     1996 and 1995, respectively.

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

     EARNINGS PER SHARE

          The Company has adopted the provisions of Statement of Financial Standards No. 128, _Earnings Per Share_ effective December 31, 1997. The statement requires the calculation and disclosure of basic and diluted earnings per share as opposed to primary and fully diluted calculations required under Accounting Principles Board Opinion No. 15, _Earnings Per Share_ and related pronouncements. All prior period earnings per share and average shares outstanding data has been restated to reflect the adoption of this statement.

     STOCK SPLIT
          On February 3, 1998, the Company's board of directors authorized a two-for-one stock split effected in the form of a stock dividend issued to shareholders of record on February 9, 1998. An amount equal to the par value of the common stock issued was transferred from additional paid-in capital to the common stock account and has been reflected in shareholders' equity, at the earliest date presented herein, January 1, 1995. All references in the consolidated financial statements to shares, (except shares authorized), per share and price information, and stock option plan data have been restated to reflect the split.

     FUEL CONTRACTS
          The Company has entered into contracts with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either makes or receives payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, is lower than or exceeds certain prices agreed to between the Company and the financial institutions. The contracts, which have no cost basis, are accounted for as hedges since there has historically existed a high correlation between the changes in the NYMEX index and the price of jet fuel. Settlements are made in cash and are recorded in the period of settlement as either an increase or decrease to fuel expense.

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

     RECLASSIFICATIONS
          Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 1997.

     NOTE B - FAIR VALUE INFORMATION

     The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):


     December 31                             1997                  1996
     -----------                             ----                  ----
                                      Carrying     Fair     Carrying     Fair
                                       Amount     Value      Amount     Value
                                       ------     -----      ------     -----
     Long-term debt                  $250,559   $262,233   $409,440   $419,050
     Subordinated debt                     --         --    115,000    115,288
     Off-balance sheet derivative:
       Fuel contracts                      --     (1,060)        --      3,798

          Discussion regarding the fair value of the above financial instruments is disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable, and current liabilities approximate fair value.

     NOTE C - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

     December 31                                            1997        1996
     -----------                                            ----        ----
     Flight equipment                                   $1,230,232   $1,125,019
     Land, buildings and leasehold improvements            226,628      215,795
     Package handling and ground support equipment         133,624      124,689
     Vehicles and other equipment                          240,309      230,227
                                                        ----------   ----------
                                                         1,830,793    1,695,730
     Accumulated depreciation and amortization            (914,462)    (829,103)
                                                        ----------   ----------
                                                        $  916,331   $  866,627
                                                        ==========   ==========

     NOTE D - ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):
     December 31                                            1997        1996
     -----------                                            ----        ----
     Profit sharing retirement plan                      $  26,613    $  3,459
     Insurance reserves                                     20,713      16,703
     Unearned revenues                                      13,024       8,866
     Aircraft leases                                        10,557      12,576
     Other retirement plans                                 10,492       9,009
     Property and other taxes                                9,971       6,097
     Interest                                                2,572       7,141
     Other                                                   6,184       4,908
                                                           -------     -------
                                                         $ 100,126    $ 68,759
                                                           =======      =======

     NOTE E - INCOME TAXES

     Deferred income tax assets and liabilities consist of the following (in thousands):

    December 31                                            1997         1996
    -----------                                            ----         ----
    Insurance reserves                                  $  6,450    $  5,753
    Employee benefits                                      2,573       3,317
    Bad debts, sales reserves and other                    5,507       5,942
                                                        --------    --------
    Current deferred income tax assets                    14,530      15,012
                                                        --------    --------
    Depreciation and amortization                         90,931      84,230
    Alternative Minimum Tax credit                       (11,761)    (33,178)
    Insurance reserves                                   (10,832)     (8,187)
    Aircraft engine overhaul accrual                      (8,746)     (7,112)
    Capitalized interest                                   6,584       5,982
    Pension and other                                       (854)       (919)
                                                        --------    --------
    Noncurrent net deferred income tax liabilities        65,322      40,816
                                                        --------    --------
    Net deferred income tax liabilities                 $ 50,792    $ 25,804
                                                        ========    ========

     Income taxes consist of the following (in thousands):

     Year Ended December 31                    1997         1996        1995
     ----------------------                    ----         ----        ----
     Current:
        Federal                               $41,463     $12,361      $10,297
        State                                  10,443       1,900        1,250
        Foreign                                   499         542          104
                                              -------     -------      -------
                                               52,405      14,803       11,651
     Deferred:
        Depreciation and amortization           6,701       9,955       11,040
        Alternative Minimum Tax credit         21,417      (4,830)      (5,571)
        Insurance reserves                     (3,342)     (2,811)        (522)
        Aircraft engine overhaul accrual       (1,634)      1,027          307
        Employee benefits                        (459)       (867)      (1,027)
        Other                                   2,305       1,223          (64)
                                              -------     -------      -------
                                               24,988       3,697        4,163
                                              -------     -------      -------
                                              $77,393     $18,500      $15,814
                                              =======     =======      =======

     The following table summarizes the major differences between the actual income tax provision and taxes computed at the Federal statutory rate (in thousands):

     Year Ended December 31                     1997        1996        1995
     ----------------------                     ----        ----        ----
     Taxes computed at statutory rate of 35%   $69,113     $16,081     $13,872
     State and foreign income taxes,
         net of Federal benefit                  6,788       1,288         855
     Tax effect of nondeductible expenses        1,549       1,185       1,146
     Other                                         (57)        (54)        (59)
                                               -------     -------     -------
                                               $77,393     $18,500     $15,814
                                               =======     =======     =======

     NOTE F - LONG-TERM AND SUBORDINATED DEBT

     Long-term and subordinated debt consist of the following:

     December 31                                            1997        1996
     -----------                                            ----        ----
                                                             (In thousands)
     LONG-TERM DEBT:
       Money market lines of credit, effective rate
          of 7.4% on December 31, 1997                   $ 30,000      $ 43,500
       Senior notes, 8.875%, due December, 2002           100,000       100,000
       Senior notes, 7.35%, due September, 2005           100,000       100,000
       Refunding revenue bonds, effective rate of
          4.2% on December 31, 1997, due June 2011         13,200        13,200
       Revolving credit notes payable to banks                 --       145,000
       Other                                                7,740         8,093
                                                         --------      --------
                                                          250,940       409,793
       Less current portion                                   381           353
                                                         --------      --------
                                                         $250,559      $409,440
                                                         ========      ========
     SUBORDINATED DEBT:
       Convertible subordinated debentures                     --      $115,000
                                                         ========      ========

          The Company has a revolving bank credit agreement providing for a total commitment of $250,000,000. Interest rates for borrowings outstanding are generally determined by maturities selected and prevailing market conditions. The agreement expires May 31, 2001. The Company was in compliance with covenants of the revolving credit agreement during 1997, 1996, and 1995, including net worth restrictions which limit the payment of dividends ($301,719,000 of retained earnings was not restricted at December 31, 1997).
          The Company has available $50,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. The average interest rate on these borrowings was 5.9% for 1997. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
          The Company has classified the borrowings outstanding under the money market lines of credit as long-term. These amounts will be refinanced under the revolving credit agreement.
          The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
     The average interest rate on these borrowings was 3.7% during 1997.
     Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $51,763,000 at December 31, 1997.
          In August 1997, the Company called for the redemption of its 6.75% convertible subordinated debentures due in 2001. This transaction resulted in the issuance of approximately 6,474,000 shares of common stock as substantially all debenture holders elected conversion rather than redemption.

          The scheduled annual principal payments on long-term debt for the next five years are $381,000, $410,000, $442,000, $30,476,000, and $100,513,000
     for 1998 through 2002, respectively.
          The fair value information shown in Note B reflects values for the Company's senior notes and, for 1996, convertible subordinated debentures based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the repricing frequency of the instruments.

     NOTE G - COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES
          The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2016. Rental expense for 1997, 1996, and 1995 was $115,350,000, $105,331,000, and
     $97,461,000, respectively.

     Rental commitments under long-term operating leases at December 31, 1997 total $439,895,000 and are payable as follows (in thousands):

                                                         Facilities   Equipment
                                                         ----------   ---------
     1998                                                 $ 65,492      $25,692
     1999                                                   64,228       22,053
     2000                                                   56,568        8,742
     2001                                                   46,695        2,253
     2002                                                   39,153          706
     2003 and beyond                                       107,813          500

     COMMITMENTS
          The Company has entered into firm agreements to purchase 10 Boeing 767 and 3 McDonnell Douglas DC-9 aircraft at various dates through 2000. Additionally, the Company will exercise purchase options in 1998 on 3 leased DC-8 aircraft it currently operates. The Company also has commitments to purchase 16 Stage III hush kits for its DC-8 and DC-9 aircraft at various dates through 1999. At December 31, 1997, cash deposits of $3,000,000 had been made toward these purchases. Additional deposits and payments for these acquisitions will approximate $105,302,000, $71,897,000, and $53,800,000 for 1998 through 2000, respectively.
          At December 31, 1997, the Company had fuel contracts, some extending through October 1998, covering a monthly notional sum of between 2.5 million to 10 million gallons, which represents between 15% and 70% of prospective average monthly consumption of jet fuel. Settlement payments of $1,682,000 and $3,016,000 related to these contracts were received during 1997 and 1996, respectively, with no payments being received in 1995. No settlement payments were made during 1997, 1996 or 1995. The fair market value of these contracts was a liability of approximately $1,060,000 at December 31, 1997 and an asset of $3,798,000 at December 31, 1996.

     CONTINGENCIES
          In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1997.

     NOTE H - POSTRETIREMENT PLANS

     PENSIONS
          The Company has trusteed qualified retirement plans for all employees not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements. The Company's retirement plans consist of defined contribution profit sharing and capital accumulation plans and defined benefit minimum monthly retirement income plans.
          The capital accumulation plans are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions of 35% of employee salary deferrals up to 6% of annual compensation. The Company's matching contribution expense was $5,499,000, $4,987,000, and $3,823,000 for 1997, 1996, and 1995,
     respectively.
          Contributions to the profit sharing plans are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The Company's profit sharing expense was $26,613,000, $3,459,000, and $2,984,000 for 1997, 1996, and
     1995, respectively. The profit sharing plans hold 970,052 shares of the Company's common stock at December 31, 1997, representing 1.9% of outstanding shares.
          The profit sharing plans are intended to be a primary retirement benefit. The minimum monthly retirement income plans guarantee a minimum level of monthly pension income for those not accruing sufficient balances in the profit sharing plans. The Company's funding of the plans is within a range required by ERISA.

     Net minimum monthly plan pension expense included the following components
     (in thousands):

    Year Ended December 31                             1997      1996      1995
    ----------------------                             ----      ----      ----
    Service cost benefits earned during the period  $ 8,844   $ 6,929   $ 4,664
    Interest cost on projected benefit obligation     5,747     4,166     3,017
    Actual return on plan assets                     (7,286)   (5,211)   (4,751)
    Net amortization and deferral                     5,153     4,213     4,036
                                                    -------   -------   -------
    Net pension expense                             $12,458   $10,097   $ 6,966
                                                    =======   =======   =======

     The following is a summary of the minimum monthly plan funded status (in thousands):
     December 31                                                1997       1996
     -----------                                                ----       ----
     Projected benefit obligation for service
         rendered to date                                    $98,462    $64,780
     Plan assets at fair market value,
         primarily marketable securities                      60,889     42,640
                                                             -------    -------
     Projected benefit obligation in excess of plan assets    37,573     22,140
     Unrecognized prior service cost                           1,802       (438)
     Unrecognized net losses from past experience
         different from that assumed                         (26,089)   (11,131)
     Unrecognized net transition obligation                      (89)      (118)
                                                             -------    -------
     Pension liability included in
         consolidated balance sheets                         $13,197    $10,453
                                                             =======    =======
     Actuarial present value of accumulated benefit
         obligation, including vested benefits of
         $54,370,000 and $33,910,000, respectively           $57,716    $36,913
                                                             =======    =======

          Effective January 1, 1997, the Company amended the minimum monthly income retirement plan covering a certain group of employees which improved retirement benefits primarily through a change in the benefit formula.
          The Company also has non-qualified, unfunded supplemental retirement plans for certain employees and key executives which provides defined retirement benefits that supplement those provided by the Company's qualified retirement plans. Pension expense for these plans were $2,588,000, $1,825,000, and $1,405,000 in 1997, 1996, and 1995,
     respectively. The plans' projected benefit obligations, accumulated benefit obligations and accrued pension liability was $9,600,000, $6,885,000, and $8,008,000 at December 31, 1997 and $6,500,000, $3,455,000,
     and $5,428,000 at December 31, 1996.

     Assumptions used in determining minimum monthly and supplemental retirement pension obligations were as follows:

                                                     1997      1996      1995
                                                     ----      ----      ----
     Discount rate                                   7.0%      7.5%      7.0%
     Rate of compensation increase (pilots)          6.5%      6.5%      5.5%
     Rate of compensation increase (non pilots)      5.0%      5.0%      5.0%
     Long-term rate of return on assets              8.0%      8.0%      8.0%

          The Company additionally contributes to multi-employer defined benefit pension plans for substantially all employees covered under collective bargaining agreements. Total expense of these plans was $34,106,000, $28,773,000, and $24,278,000 for 1997, 1996, and 1995, respectively.

     HEALTH CARE BENEFITS
          The Company provides postretirement health care benefits for employees and qualifying dependents who have met certain eligibility requirements and who are not covered by other plans to which the Company contributes, such as collectively bargained plans. The Company's plan is currently unfunded.
          The accumulated postretirement benefit obligation was $7,189,000 and $5,039,000 at December 31, 1997 and 1996, respectively, and $6,545,000 and
     $5,593,000 has been accrued in Other Liabilities in the Consolidated Balance Sheets. Postretirement benefit expense was $1,080,000, $1,066,000, and $861,000, for 1997, 1996, and 1995, respectively.
          The assumed health care cost trend rate used in measuring benefit costs was 8% for 1997, decreasing each successive year to a 5% annual growth rate in 2000, and thereafter. A 1% increase or decrease in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 1997. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 7.5% at December 31, 1997 and 1996, respectively.
          The Company also contributes to multi-employer health and welfare plans for substantially all employees covered under collective bargaining agreements. Portions of the these contributions, which cannot be disaggregated, relate to postretirement benefits for plan participants. Total expense of these plans was $38,499,000, $34,474,000, and $28,968,000 for 1997, 1996, and 1995, respectively.

     NOTE I - SHAREHOLDERS' EQUITY

     Changes in shareholders' equity consist of the following (in thousands):

                                                Additional
                                       Common     Paid-In    Retained  Treasury
                                        Stock     Capital    Earnings    Stock
                                       ------     -------    --------   -------
     BALANCE at JANUARY 1, 1995       $42,572   $163,083    $182,714   $  (971)
       Net earnings available
           to common shareholders                             23,544
       Conversion of redeemable
           preferred stock                 90        962
       Common stock dividends paid                            (6,317)
       Exercise of stock options          134        504
                                      -------   --------    --------   -------
     BALANCE at DECEMBER 31, 1995      42,796    164,549     199,941      (971)
       Net earnings available
           to common shareholders                             27,174
       Conversion of redeemable
           preferred stock                337      3,610
       Common stock dividends paid                            (6,341)
       Exercise of stock options          110        625
                                      -------   --------    --------   -------
     BALANCE at DECEMBER 31, 1996      43,243    168,784     220,774      (971)
       Net earnings available
           to common shareholders                            120,072
       Conversion of subordinated
           debentures                   6,474    108,099
       Common stock dividends paid                            (6,763)
       Exercise of stock options          711     10,326                    43
       Contribution of treasury stock
           to profit sharing plans                                         123
                                      -------   --------    --------   -------
     BALANCE at DECEMBER 31, 1997     $50,428   $287,209    $334,083   $  (805)
                                      =======   ========    ========   =======

     NOTE J - STOCK OPTIONS

     The Company has three fixed option plans which reserve shares of the Company's common stock for issuance to officers, directors and key employees. Options granted under these shareholder approved plans are issued at the fair market value of the Company's stock on the date of grant and become exercisable over a period of six months to three years, expiring ten years from the date of grant. A total of 6,100,000 shares may be granted under these plans of which 3,042,106 is available for future grants at December 31, 1997. A summary of the Company's stock option activity and related information is as follows:

     Year Ended December 31                     1997        1996        1995
     ----------------------                     ----        ----        ----
     Outstanding at beginning of year        2,555,186   2,269,360   2,083,642
          Granted                              442,580     436,920     386,570
          Exercised                           (797,578)   (127,318)   (163,932)
          Canceled                             (11,174)    (23,776)    (36,920)
                                             ---------   ---------   ---------
     Outstanding at end of year              2,189,014   2,555,186   2,269,360
                                             =========   =========   =========
     Exercisable at end of year              1,178,058   1,656,744   1,480,000
                                             =========   =========   =========

     Weighted average option price information is as follows:

     Year Ended December 31                        1997       1996       1995
     ----------------------                        ----       ----       ----
     Outstanding at beginning of year             $11.61     $11.06     $10.55
          Granted                                  13.63      13.00      11.57
          Exercised                                11.04       6.31       5.26
          Canceled                                 12.94      13.34      14.09
          Outstanding at end of year               12.22      11.61      11.06
     Exercisable at end of year                    11.53      10.73       9.62

     Information related to the number of options outstanding, weighted average price per share and remaining life of significant option groups outstanding at December 31, 1997 is as follows:

                            Outstanding                     Exercisable
                   ----------------------------    ----------------------------
                                         Life                            Life
      Price Range    Number    Price   in Years     Number     Price   in Years
      -----------    ------    -----   --------     ------     -----   --------
     $ 3.31-$ 9.25   324,452   $ 6.50     1.2       324,452   $ 6.50      1.2
     $11.06-$14.25 1,694,642    12.64     7.0       683,686    12.10      5.0
     $18.06-$18.88   169,920    18.84     6.1       169,920    18.84      6.1

     The Company has elected to follow Accounting Principles Board Opinion No.
     25, _Accounting for Stock Issued to Employees_ and related interpretations in accounting for its stock option plans and accordingly no compensation expense has been recognized in the Consolidated Statements of Net Earnings.
     Had compensation expense been measured under the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, _Accounting for
     Stock-Based Compensation_, the Company's Net Earnings Available to Common
     Shareholders and Earnings Per Share for 1997, 1996 and 1995 would have been reduced to the pro forma amounts shown below. In accordance with SFAS No.
     123, pro forma information does not include compensation expense attributed to 1996 and 1995 from options granted prior to 1995.

     Year Ended December 31                            1997      1996      1995
     ----------------------                            ----      ----      ----
     Net Income Available to Common Shareholders
     (in thousands):
          As reported                                $120,072  $ 27,174  $ 23,544
          Pro forma                                   118,084    26,086    23,020

     Diluted Net Earnings Per Common Share:
          As reported                                 $2.44     $ .64     $ .55
          Pro forma                                    2.40       .61       .54

     The weighted average fair value for options granted in 1997, 1996 and 1995, computed utilizing the Black-Scholes option-pricing model, was $5.90, $4.67 and $4.17, respectively. Significant assumptions used in the estimation of fair value and compensation expense are as follows:

     Year Ended December 31                  1997         1996         1995
     ----------------------                  ----         ----         ----
     Weighted expected life (years)           6.7          6.6          6.1
     Weighted risk free interest rate         6.3%         5.3%         7.4%
     Weighted volatility                     36.6%        36.9%        38.4%
     Dividend yield                           1.1%         1.2%         1.3%

     NOTE K - EARNINGS PER SHARE

     Net earnings and average shares used in basic and diluted earnings per share calculations were as follows:

     Year Ended December 31                   1997         1996         1995
     ----------------------                   ----         ----         ----
                                          (In thousands except per share data)
     NET EARNINGS
        Net Earnings                        $120,072     $ 27,445     $ 23,820
        Less preferred stock dividends            --          271          276
                                            --------     --------     --------
        Basic net earnings available to
        common shareholders                  120,072       27,174       23,544
           Convertible subordinated
           debentures                          2,969           --           --
                                            --------     --------     --------
        Diluted net earnings available to
        common shareholders including
        assumed conversions                 $123,041     $ 27,174     $23,544
                                            ========     ========     ========
     SHARES
        Basic weighted average shares
        outstanding                           44,883       42,266       42,100
           Stock options                         939          307          333
           Convertible subordinated
           debentures                          4,517           --           --
                                            --------     --------     --------
        Diluted weighted average shares
        outstanding                           50,339       42,573       42,433
                                            ========     ========     ========
     NET EARNINGS PER SHARE
        Basic                                  $2.68        $ .64        $ .56
        Diluted                                $2.44        $ .64        $ .55
                                            ========     ========     ========

     The above reconciliation of diluted earnings per share excludes certain common shares issuable under stock option plans because the options' exercise price was greater than the average market price of the common shares. Also excluded are common shares issuable under convertible securities arrangements since assuming conversion would have had the effect of increasing earnings per share.

     The following is a summary of these excluded common shares (in thousands):

     Year Ended December 31                   1997         1996         1995
                                              ----         ----         ----
                                          (In thousands except per share data)
     Stock options                               --          910          534
     Convertible securities -
        Subordinated debentures                  --        6,479        6,479
        Redeemable preferred stock               --          328          334
                                             ------       ------       ------
     Excluded common shares                      --        7,717        7,347
                                             ======       ======       ======

     NOTE L - SEGMENT INFORMATION

          Substantially all of the Company's revenues are derived from domestic and international transportation and/or forwarding of air freight and express shipments. Domestic is defined as any shipment with an origin and destination within the U.S., Puerto Rico or Canada. A substantial portion of international revenue originates in the U.S. ($279,532,000 in 1997, $273,586,000 in 1996, and $279,164,000 in 1995).
          The determination of operating income of domestic and international operations requires that certain costs incurred in the U.S. be allocated to international operations

     Year Ended December 31                   1997         1996         1995
     ----------------------                   ----         ----         ----
                                                      (In thousands)
     Revenues:
        Domestic                          $2,514,737   $2,108,670   $1,871,163
        International                        397,672      375,636      368,188
                                          ----------   ----------   ----------
                                          $2,912,409   $2,484,306   $2,239,351
                                          ==========   ==========   ==========
     Earnings from Operations:
        Domestic                          $  219,630   $   71,809   $   67,765
        International                          5,625        7,372        1,216
        Interest, net                        (27,790)     (33,236)     (29,347)
                                          ----------   ----------   ----------
     Earnings Before Income Taxes         $  197,465   $   45,945   $   39,634
                                          ==========   ==========   ==========
     Identifiable Assets:
        Domestic                          $1,288,180   $1,229,011   $1,148,056
        International                         77,793       78,411       69,328
                                          ----------   ----------   ----------
                                          $1,365,973   $1,307,422   $1,217,384
                                          ==========   ==========   ==========

     NOTE M - LOSS RELATED TO AIRCRAFT ACCIDENT

          In December 1996, the Company suffered the loss of a DC-8-63 aircraft during a routine maintenance check flight. There were no survivors among the six persons aboard. Costs associated with the accident were approximately $3,737,000 and include certain amounts for self insured retention of workers' compensation, loss on the retirement of the aircraft (net of insurance recoveries), and other costs specific to the accident. Aircraft property insurance recoveries of $18,000,000 were received in January 1997 and was classified with Prepaid Expenses and Other in the Consolidated Balance Sheet at December 31, 1996.
          To date, no significant actions have occurred nor is management expecting or aware of any threatened litigation, claims, or other actions specific to the accident which could have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1997.

     NOTE N - SUPPLEMENTAL GUARANTOR INFORMATION

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

     Balance Sheet Information:

     December 31                                            1997        1996
     -----------                                            ----        ----
     Current assets                                      $ 45,103     $ 63,345
     Property and equipment, net                          784,555      739,470
     Other noncurrent assets                                7,487       11,469
     Current liabilities                                   98,791       97,071
     Long-term debt                                        20,559       20,940
     Other noncurrent liabilities                          94,424       87,284
     Intercompany payable                                 377,019      426,878

     Earnings Statement Information:

     Year Ended December 31                    1997         1996        1995
     ----------------------                    ----         ----        ----
     Revenues - intercompany                 $900,428    $767,972     $668,592
     Revenues - third-party                    72,763      72,702       55,674
     Operating expenses                       873,213     778,392      662,632
     Earnings from operations                  99,978      62,282       61,634
     Net earnings                              64,239      27,229       28,704

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

     NOTE O - QUARTERLY RESULTS (Unaudited)

     The following is a summary of quarterly results of operations (in thousands except per share data):

                                        1st        2nd        3rd        4th
     1997                             Quarter    Quarter    Quarter    Quarter
     ----                             -------    -------    -------    -------
     Revenues                        $655,522   $712,784   $788,598   $755,505
     Earnings from Operations          32,321     54,970     83,911     54,053
     Net Earnings Available
         to Common Shareholders        14,374     28,287     46,619     30,792
     Net Earnings per Common Share
       Basic                         $    .34   $    .66   $   1.05   $    .62
       Diluted                       $    .31   $    .59   $    .94   $    .60

     1996
     ----
     Revenues                        $597,909   $622,398   $612,027   $651,972
     Earnings from Operations          10,720     25,815     16,424     26,222
     Net Earnings Available
         to Common Shareholders         1,246     10,621      4,642     10,665
     Net Earnings per Common Share
       Basic                         $    .03   $    .25   $    .11   $    .25
       Diluted                       $    .03   $    .24   $    .11   $    .24