Form 10-K405, Exhibit 13
period 1998-12-31
AIRBORNE FREIGHT CORP /DE/
filed 1999-03-29
CIK 3000

                                                                 EXHIBIT 13
               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   COMMON STOCK AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1998 and 1997:


Quarter                                  High         Low        Dividend
-------                                  ----         ---        --------
1998:
Fourth                                 $35.781      $14.750      $ .0400
Third                                   35.625       17.438        .0400
Second                                  42.375       32.094        .0400
First                                   42.156       30.688        .0375

1997:
Fourth                                 $37.219      $25.875      $ .0375
Third                                   31.219       20.781        .0375
Second                                  20.938       14.938        .0375
First                                   15.625       11.375        .0375



                  AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA

                                     1998         1997         1996         1995         1994
                                     ----         ----         ----         ----         ----
                                               (In thousands except per share data)
OPERATING RESULTS:
  Revenues
    Domestic                      $2,712,344   $2,514,737   $2,108,670   $1,871,163   $1,660,003
    International                    362,181      397,672      375,636      368,188      310,756
                                  ----------   ----------   ----------   ----------   ----------
      Total                        3,074,525    2,912,409    2,484,306    2,239,351    1,970,759
  Operating Expenses               2,840,058    2,687,154    2,405,125    2,170,370    1,881,821
                                  ----------   ----------   ----------   ----------   ----------
    Earnings From Operations         234,467      225,255       79,181       68,981       88,938
  Interest, Net                       12,882       27,790       33,236       29,347       24,663
                                  ----------   ----------   ----------   ----------   ----------
    Earnings Before Income Taxes     221,585      197,465       45,945       39,634       64,275
  Income Taxes                        84,300       77,393       18,500       15,814       25,440
                                  ----------   ----------   ----------   ----------   ----------
    Net Earnings                     137,285      120,072       27,445       23,820       38,835
                                  ----------   ----------   ----------   ----------   ----------
  Preferred Stock Dividends               --           --          271          276          894
                                  ----------   ----------   ----------   ----------   ----------
  Net Earnings Available          $  137,285   $  120,072   $   27,174   $   23,544   $   37,941
      to Common Shareholders      ==========   ==========   ==========   ==========   ==========


  Net Earnings Per Common Share
    Basic                         $     2.77   $     2.68   $      .64   $      .56   $      .92
                                  ==========   ==========   ==========   ==========   ==========
    Diluted                       $     2.72   $     2.44   $      .64   $      .55   $      .87
                                  ==========   ==========   ==========   ==========   ==========
  Dividends Per Common Share      $      .16   $      .15   $      .15   $      .15   $      .15
                                  ==========   ==========   ==========   ==========   ==========

  Weighted Average                    49,620       44,883       42,266       42,100       41,289
      Shares Outstanding          ==========   ==========   ==========   ==========   ==========


FINANCIAL STRUCTURE:
  Working Capital                 $  102,531   $   96,485   $  141,457   $   91,599   $   66,871
  Property and Equipment           1,021,885      916,331      866,627      842,703      766,346
  Total Assets                     1,501,577    1,365,973    1,307,422    1,217,384    1,078,506
  Long-term Debt                     249,149      250,559      409,440      364,621      279,422
  Subordinated Debt                       --           --      115,000      115,000      118,580
  Redeemable Preferred Stock              --           --           --        3,948        5,000
  Shareholders' Equity               769,152      670,915      431,830      406,315      387,398

NUMBER OF SHIPMENTS:
  Domestic                           316,590      297,032      254,234      225,553      187,460
  International                        6,451        5,699        5,036        4,592        3,954
                                  ----------   ----------   ----------   ----------   ----------
    Total                            323,041      302,731      259,270      230,145      191,414
                                  ==========   ==========   ==========   ==========   ==========


               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                   OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:

     The Company achieved another record year for 1998 as revenues, operating income, and net earnings all attained record levels. Shipment growth was not as strong as the Company would have liked, due in part to a less robust domestic economy. The shipment spike caused by the United Parcel Service strike in 1997 also made the comparisons to last year difficult. The Company is pleased with the strong financial performance achieved despite the slower volume growth.
     Net earnings available to common shareholders in 1998 increased to $137.3 million, or $2.72 per share on a diluted basis, compared to $120.1 million, or $2.44 per share in 1997. The United Parcel Service strike is estimated to have added $50 - $55 million in incremental domestic revenues in 1997 and increased diluted earnings per share by $.28 - $.30.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                         1998         1997         1996
                                         ----         ----         ----
Number of Shipments (in thousands):
  Domestic
    Overnight                          186,321      172,782      146,458
    Next Afternoon Service              58,186       53,773       27,937
    Second Day Service                  71,724       70,138       79,541
    100 lbs. and Over                      359          339          298
                                       -------      -------      -------
      Total Domestic                   316,590      297,032      254,234
                                       -------      -------      -------
  International
    Express                              6,017        5,223        4,500
    Freight                                434          476          536
                                       -------      -------      -------
      Total International                6,451        5,699        5,036
                                       -------      -------      -------

  Total Shipments                      323,041      302,731      259,270
                                       =======      =======      =======

Average Pounds Per Shipment:
  Domestic                                 4.3          4.5          4.5
  International                           42.6         51.2         54.6

Average Revenue Per Pound:
  Domestic                             $  1.96      $  1.89      $  1.83
  International                        $  1.31      $  1.35      $  1.34

Average Revenue Per Shipment:
  Domestic                             $  8.56      $  8.45      $  8.25
  International                        $ 56.14      $ 69.78      $ 74.59


     Total revenues increased 5.6% in 1998, 17.2% in 1997, and 10.9% in 1996. Shipment volume grew to 323 million units in 1998, increasing 6.7% compared to an increase of 16.8% in 1997 and 12.7% in 1996.
     Domestic revenue increased 7.9% in 1998 on shipment growth of 6.6%, compared to revenue growth of 19.3% in 1997 and 12.7% in 1996, and shipment growth of 16.8% and 12.7% in 1997 and 1996, respectively. Domestic revenue growth for 1998, although not as strong as 1997, continued to be positively impacted by strong growth in higher yielding lower weight overnight shipments, the continued focus on yield enhancement, and a stable pricing environment. As a result, the percentage growth in domestic revenues exceeded the percentage growth in domestic shipments. The average revenue per domestic shipment increased to $8.56 for 1998 compared to $8.45 for 1997 and $8.25 for 1996. During 1998, each sequential quarter experienced an increase in the average revenue per domestic shipment. Domestic revenues for 1997 included $15.5 million of fuel surcharge revenue which was realized in the first half of the year. This fuel surcharge revenue added approximately $.15 per share to 1997 operating results.
     Overnight shipments accounted for over 58.9% of total domestic shipments in 1998 compared to 58.2% in 1997 and 57.6% in 1996. The higher yielding overnight shipments increased 7.8% in 1998 compared to 18.0% in 1997. Next Afternoon Service (NAS) shipments increased 8.2% while Second Day Service (SDS) shipments increased 2.3% in 1998 compared to last year. On a combined basis the NAS and SDS products increased 4.8% in 1998 compared to 15.3% in 1997. Beginning in 1995 and continuing into 1996, the Company redefined its deferred service product through the creation of the two distinct levels of service, NAS and SDS, replacing the Select Delivery Service category. This redefinition was not completed until late 1996, which makes comparison of separate NAS and SDS results for 1997 to 1996 not meaningful.


     International revenue decreased 8.9% in 1998 on shipment growth of 13.2% compared to revenue growth of 5.9% and 2.0% and shipment growth of 13.2% and 9.7% in 1997 and 1996, respectively. International revenue per shipment and weight per shipment decreased in 1998 compared to last year as a result of the continued decrease in higher yielding freight shipments. This product has been negatively impacted over the past two years primarily from slower global economic conditions prevailing, especially in parts of Asia. Mitigating some of the weakness in freight volumes, the Company experienced strong growth in its international express product, causing gross margins on overall international business to remain relatively stable. International express shipments increased 15.2% in 1998 compared to 16.1% in 1997 and 11.5% in 1996. The international segment contribution to earnings from operations was $1.5 million in 1998 compared to $3.8 million in 1997 and $6.9 million in 1996.

     OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 92.4% in 1998 compared to 92.3% in 1997 and 96.8% in 1996. Measuring cost performance on a per shipment basis, total operating expenses per shipment declined 1.0% in 1998 to $8.79, compared to $8.88 in 1997 and $9.28 in 1996. The Company achieved a 1.4% improvement in productivity in 1998, as measured by shipments handled per paid employee hour, compared to 10.2% improvement in 1997 and 1.9% in 1996. With slower volume growth in 1998, productivity gains achieved were not as strong as experienced in 1997. A strong focus on cost control, continuation of quality improvement programs, along with a favorable price environment for aviation fuel, were significant factors having an impact on 1998 operating costs.
     Transportation purchased decreased as a percentage of revenues to 30.7% in 1998 compared to 31.7% in 1997 and 33.3% in 1996. This expense category consists primarily of commercial airline costs, cartage costs related to contracted pick-up and delivery, and trucking costs. The decrease in 1998 was primarily due to commercial airline costs which were lower in total and as a percentage of total revenues due to the decline in international freight shipments. Also, the suspension in early 1996 and eventual reinstatement in 1997 of the Federal Aviation Excise Tax resulted in the avoidance of cost associated with the tax of $14.7 million dollars during the first eight months of 1996 and $4.3 million during the first three months of 1997, with no comparable cost reduction realized in 1998.
     Station and ground expense as a percentage of revenues was 29.8% in 1998 compared to 29.5% in 1997 and 31.5% in 1996. The slight increase in this category as a percentage of revenues in 1998 compared to 1997 was primarily the result of lower productivity improvements in 1998. However, overall productivity gains in pick-up and delivery, customer service and terminal operations over the past three years have been instrumental in partially offsetting the effect of increased wages and costs incurred to accommodate the growth in shipments and expand service while maintaining service integrity.


     Flight operations and maintenance expense as a percentage of revenues was 15.5% in 1998 compared to 14.8% in 1997 and 15.6% in 1996. The impact of lower aviation fuel prices was offset by higher aircraft maintenance and flight crew costs in 1998 compared to 1997. Costs associated with periodic aircraft maintenance as a percentage of revenues were lower in 1997 versus 1998, due to fewer maintenance checks performed. The average aviation fuel price, exclusive of fuel hedge settlements, was $.57 per gallon in 1998, compared to $.73 per gallon in 1997, and $.75 per gallon in 1996. Aviation fuel consumption increased 7.5% to 182.5 million gallons in 1998 compared to a 5.7% increase in consumption in 1997 over 1996. The increased consumption year over year is a result of additional Company operated aircraft placed in service during each year to accommodate the growth in business. As a result of fuel hedging contracts, the Company incurred settlement expense equivalent to approximately $.04 per gallon in 1998 compared to settlement benefits realized of approximately $.01 per gallon in 1997 and $.02 per gallon in 1996.
     General and administrative expense as a percentage of revenues was 8.0% in 1998 and 1997 and 7.3% in 1996. The increase as a percentage of revenues in this category in 1997 compared to 1996 was primarily due to incremental profit sharing and management incentive compensation costs resulting from the significant improvement in operating results over 1996.
     Sales and marketing costs were 2.3% of revenues in 1998 compared to 2.4% in 1997 and 1996. Productivity gains and controls on discretionary spending in General and Administrative and Sales and Marketing expense categories have been instrumental in offsetting most of the effect of increased costs incurred to accommodate shipment growth and expand service.
     Depreciation and amortization expense as a percentage of revenues increased to 6.0% in 1998 compared to 5.8% in 1997 and 6.6% in 1996. Total depreciation and amortization has continued to increase over the last three years as a result of capital expenditures incurred primarily to expand the airline operations.
     Operating expense in 1996 included a nonrecurring charge of $3.7 million related to the loss of a DC-8-63 aircraft destroyed in an accident in December 1996.

     INTEREST EXPENSE decreased 53.6% in 1998 compared to 1997, primarily as the result of the significantly lower level of average outstanding borrowings during 1998 and to the higher level of capitalized interest. Interest capitalized in 1998 of $5.9 million was primarily related to the acquisition and modification of several 767-200 aircraft and compares to capitalized interest of $1.9 million in 1997 and $1.7 million in 1996. The Company anticipates the level of capitalized interest in 1999 to be comparable to the 1998 amount.

     INCOME TAXES for 1998 resulted in an effective tax rate of 38.0% compared to 39.2% in 1997 and 40.3% in 1996. The comparatively lower tax rate in 1998 was primarily due to a lower effective state tax rate. The Company anticipates that the tax rate for 1999 will be in the 38.5% to 39.0% range.


     Looking ahead, it is difficult at this point to project a trend for all of 1999 regarding volume growth, but we are anticipating the continuation of modest shipment growth. The Company's focus will continue to be on managing yields and lowering cost per shipment to improve margins. The strength of the U.S. and global economies will have an impact on the results of operations in 1999 and beyond.

YEAR 2000 ISSUE:

     The Company has implemented a compliance program to address the challenges Year 2000 issues may present to its business. This program includes computer systems and applications operated by the Company, computer systems of third parties upon whose data or functionality the Company relies, and certain other fixed assets, including aircraft, which contain date sensitive technology critical to their operation.
     Modifications to the Company's critical operational and financial systems and conversions to new software were substantially complete at the end of 1998. Testing of these critical systems and software as well as remediation efforts and related testing on less critical applications are scheduled to be completed before July 1999.
     As part of the compliance program, the Company has also initiated communications with third parties - primarily customers, vendors, airport authorities, and other governmental agencies (domestic and foreign), including the Federal Aviation Administration - whose failure to have Year 2000 compliant systems could have an adverse impact on the Company's operations. The Company is scheduling testing of customer interfaces of shipment information as this data is critical to providing services and billing.
     Although the Company does not believe the Year 2000 issue will have a material impact on its operations, there can be no guarantee that the Company's or any third party's Year 2000 remediation efforts will be fully compliant. If noncompliance is extensive and involves some form of temporary suspension of operations, this could have a material adverse effect on the Company's business, financial condition and results of operations.
     In an attempt to mitigate the risk of noncompliance, the Company is in the process of developing contingency plans regarding critical systems should they fail to become Year 2000 compliant. These plans are focusing on the Company's own critical operational and financial systems as well as customer interfaces of shipment information. Contingency plans covering the failure of material third party systems will also be developed as their status of readiness becomes fully known.


     Management estimates the total cost of the Year 2000 compliance program to be approximately $3.2 million, of which $1.2 million has been
incurred through December 31, 1998.   Total information technology costs
are not expected to differ from the normal recurring costs that are incurred for systems development, in part due to the reallocation of internal resources and the deferral of other projects. These costs could differ if either the scope or schedule of the compliance program is altered.

FINANCIAL CONDITION:

     CAPITAL EXPENDITURES and financing associated with those expenditures have been primary factors affecting the financial condition of the Company over the last three years. Total capital expenditures net of dispositions were $283 million in 1998 compared to $207 million in 1997 and $193 million in 1996. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment.
     The Company acquired four used Boeing 767-200 aircraft and one McDonnell Douglas DC-9 aircraft in 1998. A total of five Company-owned aircraft were placed into service during the year, made up of three 767's and two DC-9's. At the end of 1998, there were 110 aircraft in service, consisting of three 767's, 36 DC-8's, and 71 DC-9's. In addition, there were four aircraft in modification status including three recently acquired 767 aircraft. Other capital expenditures in 1998 included vehicles for expansion and replacement, facilities and package handling equipment related to servicing the increased shipment volume, leasehold improvements for new or expanded facilities, and computer equipment.
     Capital expenditures will continue to be a significant factor affecting financial condition in 1999. The Company anticipates 1999 capital expenditures of approximately $365 million. A significant portion of the 1999 capital investment is for the acquisition of six additional 767 aircraft, the modification of aircraft to be placed in service, the retrofitting of aircraft with Stage III hush kits, and the continued expansion of the central airport and sort facilities. A total of eight aircraft, five 767's and three DC-9's, are expected to be placed in service in 1999.
     During 1998, the Company committed to acquire 11 additional 767-200 aircraft, bringing the totals of future commitments to 17 aircraft, including the six aircraft which will be delivered in 1999. The remaining 767 aircraft are to be delivered between the years 2000 and 2003. The Company is also pursuing additional commitments for at least seven used 767's for delivery within this same time range.

     LIQUIDITY AND CAPITAL RESOURCES: Liquidity for financing capital expenditures in 1998 came primarily from internally generated cash provided by operations. Cash provided by operations net of changes in working capital was approximately $345 million in 1998 and in 1997 compared to $196 million in 1996. Additional liquidity during the year was provided by the revolving bank credit agreement.


     For the past two years, the Company's strong operating cash flow became the major source of liquidity, whereas the Company's $250 million unsecured revolving bank credit agreement had traditionally been used as the major source of liquidity for periods between other financing transactions. The Company also has available $55 million under unsecured uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. Reliance on the bank facilities decreased significantly during 1998 and 1997. At December 31, 1998, a total of $29.0 million was owing under the revolving bank credit and money market agreements compared to $30.0 million outstanding at December 31, 1997, and $188.5 million outstanding at December 31, 1996.
   In August 1998, the Board of Directors authorized a stock repurchase program for up to 2 million shares of the Company's common stock. The Company accomplished the repurchase of 2 million shares by the end of September for approximately $38.8 million. These shares were added to the Company's treasury stock.
   In November 1998, the Board of Directors authorized a second stock repurchase program for up to 4 million shares of the Company's common stock. All shares may be acquired, at management's discretion, over time on the open market. Shares repurchased will not be retired or canceled, but will be held as treasury stock.
     The Company's ratio of total long-term debt to total capitalization was 22.5% at December 31, 1998, compared to 25.4% at December 31, 1997. The debt-to-capitalization ratio is not expected to change significantly during 1999 as anticipated cash flow from operations should provide the majority of the liquidity for projected 1999 capital expenditures.
     In management's opinion, the available capacity under the bank credit agreements coupled with anticipated internally generated cash flow from 1999 operations should provide adequate flexibility for financing future growth.

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


                       INDEPENDENT AUDITORS' REPORT

Board of Directors
Airborne Freight Corporation
Seattle, Washington

     We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of net earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


-------------------------
DELOITTE & TOUCHE LLP
February 12, 1999
Seattle, Washington


               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENTS OF NET EARNINGS
Year Ended December 31                    1998        1997         1996
----------------------                    ----        ----         ----
                                       (In thousands except per share data)
REVENUES:
  Domestic                             $2,712,344  $2,514,737   $2,108,670
  International                           362,181     397,672      375,636
                                       ----------  ----------   ----------
                                        3,074,525   2,912,409    2,484,306
OPERATING EXPENSES:
  Transportation purchased                944,357     922,885      827,997
  Station and ground operations           914,919     858,238      781,867
  Flight operations and maintenance       477,799     431,474      386,961
  General and administrative              247,103     234,366      181,353
  Sales and marketing                      71,354      70,346       59,565
  Depreciation and amortization           184,526     169,845      163,645
  Loss related to aircraft accident            --          --        3,737
                                       ----------  ----------   ----------
                                        2,840,058   2,687,154    2,405,125
                                       ----------  ----------   ----------
  EARNINGS FROM OPERATIONS                234,467     225,255       79,181
INTEREST, NET                              12,882      27,790       33,236
                                       ----------  ----------   ----------
  EARNINGS BEFORE INCOME TAXES            221,585     197,465       45,945
INCOME TAXES                               84,300      77,393       18,500
                                       ----------  ----------   ----------
  NET EARNINGS                            137,285     120,072       27,445
PREFERRED STOCK DIVIDENDS                      --          --          271
                                       ----------  ----------   ----------
  NET EARNINGS AVAILABLE               $  137,285  $  120,072   $   27,174
      TO COMMON SHAREHOLDERS           ==========  ==========   ==========

NET EARNINGS PER COMMON SHARE:
  Basic                                $     2.77  $     2.68   $      .64
                                       ==========  ==========   ==========
  Diluted                              $     2.72  $     2.44   $      .64
                                       ==========  ==========   ==========

DIVIDENDS PER COMMON SHARE             $      .16  $      .15   $      .15
                                       ==========  ==========   ==========

See notes to consolidated financial statements.


               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
December 31                                           1998         1997
-----------                                           ----         ----
                                                        (In thousands)
ASSETS
------
CURRENT ASSETS:
  Cash                                             $   18,679   $   25,525
  Trade accounts receivable, less allowance of
      $10,140,000 and $10,290,000                     323,178      322,549
  Spare parts and fuel inventory                       39,726       37,966
  Deferred income tax assets                           28,508       14,530
  Prepaid expenses and other                           25,697       25,982
                                                   ----------   ----------
  TOTAL CURRENT ASSETS                                435,788      426,552

PROPERTY AND EQUIPMENT, NET                         1,021,885      916,331
EQUIPMENT DEPOSITS AND OTHER ASSETS                    43,904       23,090
                                                   ----------   ----------
TOTAL ASSETS                                       $1,501,577   $1,365,973
                                                   ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
  Accounts payable                                 $  153,000   $  143,966
  Salaries, wages and related taxes                    77,030       80,154
  Accrued expenses                                     93,997      100,126
  Income taxes payable                                  8,820        5,440
  Current portion of debt                                 410          381
                                                   ----------   ----------
  TOTAL CURRENT LIABILITIES                           333,257      330,067

LONG-TERM DEBT                                        249,149      250,559
DEFERRED INCOME TAX LIABILITIES                        88,838       65,322
OTHER LIABILITIES                                      61,181       49,110
SHAREHOLDERS' EQUITY:
  Preferred stock, without par value -
    Authorized 5,200,000 shares, no shares issued
  Common stock, par value $1 per share -
    Authorized 120,000,000 shares
    Issued 50,818,493 and 50,428,548                   50,819       50,428
  Additional paid-in capital                          293,629      287,209
  Retained earnings                                   463,539      334,083
  Accumulated other comprehensive income                  766           --
                                                   ----------   ----------
                                                      808,753      671,720
  Treasury stock, 2,497,078 and
    522,300 shares, at cost                           (39,601)        (805)
                                                   ----------   ----------
                                                      769,152      670,915
                                                   ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $1,501,577   $1,365,973
                                                   ==========   ==========

See notes to consolidated financial statements.


               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31                        1998       1997       1996
----------------------                        ----       ----       ----
                                                    (In thousands)
OPERATING ACTIVITIES:
  Net earnings                             $137,285   $120,072   $ 27,445
  Adjustments to reconcile net earnings
    to net cash provided
    by operating activities:
      Depreciation and amortization         168,029    156,233    151,538
      Provision for aircraft
          engine overhauls                   16,497     13,612     12,107
      Deferred income taxes                   9,538     24,988      3,697
      Loss related to aircraft accident          --         --      3,737
      Other                                  12,256     13,076      8,027
                                           --------   --------   --------
    CASH PROVIDED BY OPERATIONS             343,605    327,981    206,551
    Change in:
      Receivables                              (629)   (35,034)   (28,107)
      Inventories and prepaid expenses       (1,475)    (5,069)      (200)
      Accounts payable                        9,034      4,930      2,049
      Accrued expenses, salaries
        and taxes payable                    (5,532)    52,444     16,118
    NET CASH PROVIDED BY                   --------   --------   --------
        OPERATING ACTIVITIES                345,003    345,252    196,411

INVESTING ACTIVITIES:
  Additions to property and equipment      (285,481)  (211,758)  (173,157)
  Disposition of property and equipment       2,598      4,451        694
  Expenditures for engine overhauls         (22,846)   (10,614)   (15,000)
  Proceeds from insurance on aircraft
    accident                                     --     18,000         --
  Investment in aircraft destroyed
    in accident                                  --         --    (21,232)
  Other                                      (4,584)       (27)    (3,309)
                                           --------   --------   --------
    NET CASH USED BY INVESTING ACTIVITIES  (310,313)  (199,948)  (212,004)

FINANCING ACTIVITIES:
  Proceeds (payments) on bank notes, net     (1,000)  (158,500)    45,200
  Principal payments on debt                   (381)      (436)    (5,818)
  Repurchase of common stock                (38,835)        --         --
  Proceeds from common stock issuance         6,509     10,104        734
  Dividends paid                             (7,829)    (6,763)    (6,613)
                                           --------   --------   --------
    NET CASH (USED) PROVIDED BY
        FINANCING ACTIVITIES                (41,536)  (155,595)    33,503
                                           --------   --------   --------
NET (DECREASE) INCREASE IN CASH              (6,846)   (10,291)    17,910
CASH AT BEGINNING OF YEAR                    25,525     35,816     17,906
                                           --------   --------   --------
CASH AT END OF YEAR                        $ 18,679   $ 25,525   $ 35,816
                                           ========   ========   ========


SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year -
    Interest, net of amount capitalized    $13,227    $ 32,768   $ 33,234
    Income taxes                            68,301      46,641     16,674
  Noncash financing activities -
    Contribution of treasury stock to
      profit sharing plans                     341       1,100         --
    Conversion of subordinated debentures       --     114,572         --
    Conversion of redeemable
      preferred stock                           --          --      3,948

See notes to consolidated financial statements.


                  AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                             Accumulated
                                                                    Additional                  Other
                                                           Common    Paid-In     Retained   Comprehensive   Treasury
                                                           Stock     Capital     Earnings      Income        Stock       Total
                                                           ------    -------     --------   -------------   --------     -----
                                                                                     (In thousands)
BALANCE at JANUARY 1, 1996                                $42,796    $164,549    $199,941       $ --        $   (971)   $406,315
Net earnings available to common shareholders                                      27,174                                 27,174
Conversion of redeemable preferred stock                      337       3,610                                              3,947
Common stock dividends paid                                                        (6,341)                                (6,341)
Exercise of stock options                                     110         625                                                735
                                                          -------    --------    --------       ----        --------    --------
BALANCE at DECEMBER 31, 1996                              $43,243    $168,784    $220,774       $ --        $   (971)   $431,830
Net earnings available to common shareholders                                     120,072                                120,072
Conversion of subordinated debt                             6,474     108,099                                            114,573
Common stock dividends paid                                                        (6,763)                                (6,763)
Exercise of stock options                                     711       9,349                                     43      10,103
Contribution of treasury stock to profit sharing plans                    977                                    123       1,100
                                                          -------    --------    --------       ----        --------    --------
BALANCE at DECEMBER 31, 1997                              $50,428    $287,209    $334,083       $ --        $   (805)   $670,915
Comprehensive income:
  Net earnings available to common shareholders                                   137,285                                137,285
  Other comprehensive income, net of tax -
    Unrealized securities gains                                                                  947                         947
    Foreign currency translation adjustments                                                    (181)                       (181)
                                                          -------    --------    --------       ----        --------    --------
  Total comprehensive income                                   --          --     137,285        766              --     138,051
Common stock dividends paid                                                        (7,829)                                (7,829)
Repurchase of common stock                                                                                   (38,835)    (38,835)
Exercise of stock options                                     391       6,093                                     25       6,509
Contribution of treasury stock to profit sharing plans                    327                                     14         341
                                                          -------    --------    --------       ----        --------    --------
BALANCE at DECEMBER 31, 1998                              $50,819    $293,629    $463,539       $766        $(39,601)   $769,152
                                                          =======    ========    ========       ====        ========    ========

See notes to consolidated financial statements.


               AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
     The Company's revenues are derived from domestic and international transportation of shipments. The Company provides door-to-door express delivery of small packages and documents throughout the United States and to most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. Most domestic shipments are transported on the Company's own airline and a fleet of ground transportation vehicles through its Company-owned airport and central sorting facilities, or one of nine regional hubs. International shipments are transported utilizing a combination of the Company's domestic network, commercial airline lift capacity, and through a network of offshore Company offices and independent agents.
     The Company is subject to certain business risks which could affect future operations and financial performance. These risks include weather and natural disaster related disruptions, collective bargaining labor disputes, fuel price volatility, regulatory compliance concerning the operation or maintenance of aircraft, and aggressive competitor pricing.
     As of December 31, 1998, the Company had approximately 10,600 employees (46% of total employees), including approximately 800 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement which becomes amendable on July 31, 2001. Labor agreements covering approximately 52% of the Company's ground personnel were renegotiated in 1998 for a term expiring in 2003. Agreements covering most of the Company's remaining ground personnel either expire in 1999 or are currently being renegotiated. The Company has not experienced any significant disruptions from labor disputes in the past.

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


CASH
     The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $47,063,000 and $29,311,000 are included in accounts payable at December 31, 1998 and 1997, respectively.

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

     DC-8 and DC-9 aircraft generally carry residual values of 10% and 15% of asset cost, respectively. Beginning in 1999, once an aircraft has been depreciated to its residual value, the residual value will be depreciated over 7 years for DC-8 aircraft and 10 years for DC-9 aircraft. All other property and equipment have no assigned residual values.
     Major engine overhauls for DC-9 aircraft are accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. Provision for engine overhauls is included in depreciation and amortization expense. Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 and 767 aircraft are performed by third-party service providers under long-term contracts. Service costs under the contracts are based upon hourly rates for engine usage and are charged to expense in the period utilization occurs.


CAPITALIZED INTEREST
     Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service. Capitalized interest was $5,850,000, $1,869,000, and $1,728,000 for 1998,
1997 and 1996, respectively.

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

FUEL CONTRACTS
     The Company has entered into contracts with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either makes or receives payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, is lower than or exceeds certain prices agreed to between the Company and the financial institutions. The contracts, which have no cost basis, are accounted for as hedges since there has historically existed a high correlation between the changes in the NYMEX index and the price of jet fuel. Settlements are made in cash and are recorded in the period of settlement as either an increase or decrease to fuel expense.
     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" which will be effective for fiscal year 2000. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.
     Under the cash flow hedge provisions of SFAS No. 133, the Company will be required to record its fuel contracts at fair value, with corresponding changes in fair value recorded as a component of Other Comprehensive Income. The Company has not adopted the provisions of SFAS No. 133 as of December 31, 1998. However, if the provisions of the statement had been adopted, a cumulative charge of $2,564,000, net of tax, would have been recorded to Accumulated Other Comprehensive Income and a charge to Other Comprehensive Income of approximately $1,912,000 would have been reported for the year ended December 31, 1998.


COMPREHENSIVE INCOME
     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) effective January 1, 1998. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income" which includes changes in equity arising during the period from holding investments in marketable securities and foreign joint ventures. Prior to adoption of the SFAS No. 130, management did not consider comprehensive income items to be material to shareholders' equity, and accordingly, no amounts have been recorded previously.

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

RECLASSIFICATIONS
     Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 1998.


NOTE B - FAIR VALUE INFORMATION

The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):


December 31                             1998                  1997
-----------                             ----                  ----
                                 Carrying     Fair     Carrying     Fair
                                  Amount     Value      Amount     Value
                                  ------     -----      ------     -----
Marketable securities           $ 16,087   $ 16,087   $     --   $     --
Long-term debt                   249,149    260,707    250,559    262,233
Off-balance sheet-derivative:
  Fuel contracts                      --     (4,169)        --     (1,060)

     Marketable securities are considered available-for-sale securities for financial reporting purposes and are classified with Equipment Deposits and Other Assets on the Consolidated Balance Sheets. Fair value for these investments is based on quoted market prices for the same securities. Unrealized holding gains on these securities, which are included in Other Comprehensive Income, were $1,540,000 as of December 31, 1998. Realized gains recognized in 1998 were $1,531,000.
     Discussion regarding the fair value of the Company's long-term debt and fuel contracts is disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable, and current liabilities approximate fair value.


NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

December 31                                           1998         1997
-----------                                           ----         ----
Flight equipment                                   $1,430,880   $1,230,232
Land, buildings and leasehold improvements            232,669      226,628
Package handling and ground support equipment         153,921      133,624
Vehicles and other equipment                          256,930      240,309
                                                   ----------   ----------
                                                    2,074,400    1,830,793
Accumulated depreciation and amortization          (1,052,515)    (914,462)
                                                   ----------   ----------
                                                   $1,021,885   $  916,331
                                                   ==========   ==========


NOTE D - ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31                                           1998         1997
-----------                                           ----         ----
Insurance accruals                                  $  27,289    $  20,713
Profit sharing retirement plan                         20,407       26,613
Unearned revenues                                      15,514       13,024
Property and other taxes                                8,978        9,971
Aircraft lease payments                                 7,780       10,557
Other retirement plans                                  4,302       10,492
Interest                                                2,508        2,572
Other                                                   7,219        6,184
                                                      -------      -------
                                                    $  93,997    $ 100,126
                                                      =======      =======


NOTE E - INCOME TAXES

Deferred income tax assets and liabilities consist of the following (in thousands):

December 31                                           1998         1997
-----------                                           ----         ----
Employee benefits                                  $ 14,586     $ 10,798
Insurance accruals                                    9,299        6,450
Bad debts, sales reserves and other                   4,623        5,507
Union pension benefits                                   --       (8,225)
                                                   --------     --------
Current net deferred income tax assets               28,508       14,530
                                                   --------     --------
Depreciation and amortization                        98,421       90,931
Capitalized aircraft expenses                        10,708        6,773
Insurance accruals                                  (10,161)     (10,832)
Aircraft engine overhaul accrual                     (6,566)      (8,746)
Alternative Minimum Tax credit                           --      (11,761)
Employee benefits and other                          (3,564)      (1,043)
                                                   --------     --------
Noncurrent net deferred income tax liabilities       88,838       65,322
                                                   --------     --------
Net deferred income tax liabilities                $ 60,330     $ 50,792
                                                   ========     ========


Income taxes consist of the following (in thousands):

Year Ended December 31                    1998        1997         1996
----------------------                    ----        ----         ----
Current:
   Federal                               $66,372     $41,463      $12,361
   State                                   7,800      10,443        1,900
   Foreign                                   590         499          542
                                         -------     -------      -------
                                          74,762      52,405       14,803
Deferred:
   Alternative Minimum Tax credit         11,761      21,417       (4,830)
   Depreciation and amortization           7,490       6,701        9,955
   Aircraft engine overhaul accrual        2,180      (1,634)       1,027
   Union pension benefits                 (8,225)      1,990        1,648
   Employee benefits                      (6,240)     (2,449)      (2,515)
   Insurance accruals                     (2,178)     (3,342)      (2,811)
   Other                                   4,750       2,305        1,223
                                         -------     -------      -------
                                           9,538      24,988        3,697
                                         -------     -------      -------
                                         $84,300     $77,393      $18,500
                                         =======     =======      =======



The following table summarizes the major differences between the actual income tax provision and taxes computed at the Federal statutory rate (in thousands):

Year Ended December 31                     1998        1997        1996
----------------------                     ----        ----        ----
Taxes computed at statutory rate of 35%   $77,555     $69,113     $16,081
State and foreign income taxes,
    net of Federal benefit                  5,070       6,788       1,288
Tax effect of nondeductible expenses        1,647       1,549       1,185
Other                                          28         (57)        (54)
                                          -------     -------     -------
                                          $84,300     $77,393     $18,500
                                          =======     =======     =======


NOTE F - LONG-TERM DEBT

Long-term debt consists of the following:

December 31                                           1998         1997
-----------                                           ----         ----
                                                        (In thousands)
Money market lines of credit, effective rate
  of 5.9% on December 31, 1998                      $ 29,000     $ 30,000
Senior notes, 8.875%, due December, 2002             100,000      100,000
Senior notes, 7.35%, due September, 2005             100,000      100,000
Refunding revenue bonds, effective rate of
  4.1% on December 31, 1998, due June 2011            13,200       13,200
Other                                                  7,359        7,740
                                                    --------     --------
                                                     249,559      250,940
  Less current portion                                   410          381
                                                    --------     --------
                                                    $249,149     $250,559
                                                    ========     ========

     The Company has a revolving bank credit agreement providing for a total commitment of $250,000,000. Interest rates for borrowings outstanding are generally determined by maturities selected and prevailing market conditions. The agreement expires May 31, 2001. The Company was in compliance with covenants of the revolving credit agreement during 1998, 1997, and 1996, including net worth restrictions which limit the payment of dividends ($396,378,000 of retained earnings was not restricted at December 31, 1998).
     The Company has available $55,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. The average interest rate on these borrowings was 5.7% for 1998. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
     The Company has classified the borrowings outstanding under the money market lines of credit as long-term. These amounts will be refinanced under the revolving credit agreement.


     The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates.
The average interest rate on these borrowings was 3.5% during 1998.
Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $52,243,000 at December 31, 1998.
     In August 1997, the Company called for the redemption of its 6.75% convertible subordinated debentures due in 2001. This transaction resulted in the issuance of approximately 6,474,000 shares of common stock as substantially all debenture holders elected conversion rather than redemption.
     The scheduled annual principal payments on long-term debt for the next five years are $410,000, $442,000, $29,476,000, $100,513,000 and $553,000
for 1999 through 2003, respectively.
     The fair value information shown in Note B reflects values for the Company's senior notes based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the repricing frequency of the instruments.


NOTE G - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES
     The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2016. Rental expense for 1998, 1997, and 1996 was $117,862,000, $115,350,000, and
$105,331,000, respectively.

Rental commitments under long-term operating leases at December 31, 1998 total $422,678,000 and are payable as follows (in thousands):

                                                   Facilities    Equipment
                                                   ----------    ---------
1999                                                 $ 70,449      $19,678
2000                                                   66,447        9,399
2001                                                   56,869        2,970
2002                                                   48,328        1,027
2003                                                   38,989          582
2004 and beyond                                       107,872           68


COMMITMENTS
     The Company has entered into firm agreements to purchase 17 used Boeing 767s, related 767 freighter conversion kits and two McDonnell Douglas DC-9 aircraft at various dates through 2003. Additionally, the Company has exercised options to purchase in 1999 four leased DC-9 aircraft it currently operates. The Company also has commitments in 1999 to purchase 14 Stage III hush kits for its DC-8 and DC-9 aircraft. At December 31, 1998, cash deposits of $10,686,000 had been made toward these purchases. Additional deposits and payments for these acquisitions will approximate $130,132,000, $80,766,000, $86,304,000, $57,000,000, and
$39,400,000 for 1999 through 2003, respectively.
     The Company has outstanding fuel contracts, some extending through November 1999, covering a monthly notional sum of between 5.0 million to
7.5 million gallons, which represents between 33% and 50% of prospective average monthly consumption of jet fuel. Settlement payments related to these contracts of $7,915,000 were made during 1998, and settlement payments of $1,682,000 and $3,016,000 were received during 1997 and 1996, respectively. The fair market value of these contracts, as computed by the counterparties, was a liability of approximately $4,169,000 and $1,060,000 at December 31, 1998 and 1997, respectively.

CONTINGENCIES
     In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1998.



NOTE H - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits". SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans.
     The Company sponsors defined benefit and defined contribution pension plans and postretirement healthcare plans. These plans are generally provided to employees who are not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements.


Information regarding the Company's qualified and nonqualified defined benefit pension plans and postretirement healthcare plans is as follows (in thousands):

                                                                            Postretirement
                                                    Pension Plans          Healthcare Plans
                                                    -------------          ----------------
Year Ended December 31                             1998        1997        1998        1997
----------------------                             ----        ----        ----        ----
Reconciliation of benefit obligation:
   Obligation as of January 1                    $108,062    $ 71,280    $ 7,189     $ 5,039
   Service cost                                    11,625      10,838        954         751
   Interest cost                                    7,333       6,243        529         373
   Benefits paid                                     (892)       (603)      (199)       (125)
   Plan amendments                                     --       4,149         --          --
   Actuarial loss                                   1,849      15,907        761       1,151
   Plan transfers                                     178         248         --          --
                                                 --------    --------    -------     -------
   Obligation as of December 31                  $128,155    $108,062    $ 9,234     $ 7,189
                                                 ========    ========    =======     =======

Reconciliation of fair value of plan assets:
   Plan assets as of January 1                   $ 60,889    $ 42,640    $    --     $    --
   Actual return on plan assets                     8,810       8,882         --          --
   Employer contributions                           9,252       9,722        199         125
   Benefits paid                                     (892)       (603)      (199)       (125)
   Plan transfers                                     178         248         --          --
                                                 --------    --------    -------     -------
   Plan assets as of December 31                 $ 78,237    $ 60,889    $    --     $    --
                                                 ========    ========    =======     =======
Funded status:
   Funded status as of December 31               $(49,918)   $(47,172)   $(9,234)    $(7,189)
   Unrecognized prior service cost                 (1,027)       (871)        --          --
   Unrecognized net actuarial loss                 23,368      26,744      1,377         644
   Unrecognized transition amount                      59          89         --          --
                                                 --------    --------    -------     -------
   Accrued benefit liabilities                   $(27,518)   $(21,210)   $(7,857)    $(6,545)
                                                 ========    ========    =======     =======


     Accrued Liabilities on the Consolidated Balance Sheets include accrued pension benefit liabilities of $4,303,000 and $10,482,000 as of December 31, 1998 and 1997, respectively. Other Liabilities include postretirement healthcare and remaining pension liabilities of $31,072,000 and $17,273,000 as of December 31, 1998 and 1997, respectively, which do not require funding in the next year.
     The Company's nonqualified pension plans and one qualified plan have accumulated benefit obligations in excess of plan assets. The Company has invested in certain commingled investment funds which may be used for funding nonqualified pension plan obligations. Postretirement healthcare plan obligations also have not been funded.

The following table provides aggregate information for pension plans with accumulated benefit obligations in excess of plan assets (in thousands):
Year Ended December 31                                                  1998       1997
----------------------                                                  ----       ----
Aggregate accumulated benefit obligation - qualified plan              $35,750    $31,767
Aggregate accumulated benefit obligation - nonqualified plans           10,971      6,885
Aggregate fair value of plan assets - qualified plan                    34,816     24,432

Net periodic benefit cost consists of the following components (in thousands):
                                                                                   Postretirement
                                                      Pension Plans               Healthcare Plans
                                                      -------------               ----------------
Year Ended December 31                          1998      1997      1996      1998      1997      1996
----------------------                          ----      ----      ----      ----      ----      ----
Service cost                                  $11,625   $10,838   $ 8,295   $   954   $   751   $   695
Interest cost                                   7,333     6,243     4,525       529       373       345
Expected return on plan assets                 (5,363)   (3,851)   (2,700)       --        --        --
Net amortization and deferral                   1,964     1,821     1,802        29       (44)       26
                                              -------   -------   -------   -------   -------   -------
   Net periodic benefit cost                  $15,559   $15,051   $11,922   $ 1,512   $ 1,080   $ 1,066
                                              =======   =======   =======   =======   =======   =======


Assumptions used in determining pension and postretirement healthcare obligations were as follows:
                                                                                   Postretirement
                                                      Pension Plans               Healthcare Plans
                                                      -------------               ----------------
                                                1998      1997      1996      1998      1997      1996
                                                ----      ----      ----      ----      ----      ----
Discount rate                                   6.75%     7.00%     7.50%     6.75%     7.00%     7.50%
Expected return on plan assets                  8.00%     8.00%     8.00%      --        --        --
Rate of compensation increase (pilots)          6.50%     6.50%     6.50%      --        --        --
Rate of compensation increase (nonpilots)       5.00%     5.00%     5.00%      --        --        --

     The assumed healthcare cost trend rate used in measuring postretirement healthcare benefit costs was 7% for 1998, decreasing each year to a 5% annual growth rate in 2000 and thereafter. A 1% increase or decrease in the assumed health care cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 1998.


     The Company maintains defined contribution capital accumulation and profit sharing plans. Capital accumulation plans (401K) are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions on employee salary deferrals up to 6% of annual compensation. Contributions to the profit sharing plans are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The profit sharing plans hold 977,569 shares of the Company's common stock at December 31, 1998, representing 2% of outstanding shares. Expense for these plans is as follows (in thousands):

Year Ended December 31                          1998      1997      1996
----------------------                          ----      ----      ----
Capital accumulation plans                    $ 7,375   $ 5,499   $ 4,987
Profit sharing plans                           20,407    26,613     3,459
                                              -------   -------   -------
   Defined contribution plans                 $27,782   $32,112   $ 8,446
                                              =======   =======   =======

     The Company contributes to multi-employer defined benefit pension plans and health and welfare plans for substantially all employees covered under collective bargaining agreements. Expense for these plans is as follows (in thousands):

Year Ended December 31                          1998      1997      1996
----------------------                          ----      ----      ----
Multi-employer defined benefit pension plans  $37,309   $34,106   $28,773
Multi-employer health and welfare plans        41,473    38,499    34,474
                                              -------   -------   -------
   Multi-employer plans                       $78,782   $72,605   $63,247
                                              =======   =======   =======


NOTE I - STOCK OPTIONS

     The Company has four shareholder approved stock option plans. Three of these plans, approved by the shareholders in 1989, 1994 and 1998 (the "1989 Plan", "1994 Plan" and "1998 Plan"), reserve shares of the Company's common stock for issuance to officers and key employees. Options granted under the 1989 Plan and 1994 Plan vest over a three year period. Options granted under the 1998 Plan include 484,280 options which vest over a four year period and 268,000 performance options issued to the Company's executive officers. The performance options vest in four installments contingent upon attainment of specified market price targets of the Company's common stock. A specific plan for the Company's nonemployee directors provides for annual grants of 2,000 shares which vest six months from the date of grant. Options granted under these four plans are issued at the fair market value of the Company's stock on the date of grant. A total of 9,507,250 shares may be granted under these plans of which 5,402,360 are available for future grants at December 31, 1998.

A summary of the Company's stock option activity and related information is as follows:

Year Ended December 31                     1998        1997        1996
----------------------                     ----        ----        ----
Outstanding at beginning of year        2,189,014   2,555,186   2,269,360
Granted                                   766,280     442,580     436,920
Exercised                                (423,697)   (797,578)   (127,318)
Canceled                                  (15,180)    (11,174)    (23,776)
                                        ---------   ---------   ---------
Outstanding at end of year              2,516,417   2,189,014   2,555,186
                                        =========   =========   =========
Exercisable at end of year              1,297,300   1,178,058   1,656,744
                                        =========   =========   =========


Weighted average option price information is as follows:

Year Ended December 31                        1998       1997       1996
----------------------                        ----       ----       ----
Outstanding at beginning of year             $12.22       $11.61     $11.06
Granted                                       34.90        13.63      13.00
Exercised                                     10.44        11.04       6.31
Canceled                                      20.07        12.94      13.34
Outstanding at end of year                    19.38        12.22      11.61
Exercisable at end of year                    14.54        11.53      10.73

Information related to the number of options outstanding, weighted average price per share and remaining life of significant option groups outstanding at December 31, 1998 is as follows:

                       Outstanding                     Exercisable
              ----------------------------    ----------------------------
                                    Life                            Life
 Price Range   Number     Price   in Years     Number     Price   in Years
 -----------   ------     -----   --------     ------     -----   --------
$ 6.38-$11.56   702,223  $10.40      3.5       702,223  $10.40       3.5
$13.00-$18.88 1,052,214   14.13      6.7       441,277   15.12       5.3
$31.06-$36.97   761,980   34.89      9.0       153,800   31.82       9.0

The Company has elected to follow APB Opinion No. 25 in accounting for its stock option plans. Compensation expense of $1,198,000 was recognized in 1998 upon attainment of market price targets as specified under the grant of the performance options. No compensation expense was recorded in 1997 or 1996. Had expense been measured under the fair value provisions of SFAS
No. 123, the Company's Net Earnings Available to Common Shareholders and
Earnings Per Share for 1998, 1997, and 1996 would have been reduced to the pro forma amounts shown below. In accordance with SFAS No. 123, pro forma information does not include compensation expense attributable to options granted prior to 1995.


Year Ended December 31                            1998      1997      1996
----------------------                            ----      ----      ----
Net Income Available to Common Shareholders
(in thousands):
     As reported                                $137,285  $120,072  $ 27,174
     Pro forma                                   134,230   118,084    26,086

Diluted Net Earnings Per Common Share:
     As reported                                  $2.72     $2.44     $ .64
     Pro forma                                     2.65      2.40       .61

The weighted average fair value for options granted in 1998, 1997, and 1996, computed utilizing the Black-Scholes option-pricing model, was $16.83, $5.90, and $4.67, respectively. Significant assumptions used in the estimation of fair value and compensation expense are as follows:

Year Ended December 31                  1998         1997         1996
----------------------                  ----         ----         ----
Weighted expected life (years)           7.4          6.7          6.6
Weighted risk-free interest rate         5.5%         6.3%         5.3%
Weighted volatility                     38.8%        36.6%        36.9%
Dividend yield                           0.5%         1.1%         1.2%



NOTE J - EARNINGS PER SHARE

Net earnings and average shares used in basic and diluted earnings per share calculations were as follows:

Year Ended December 31                   1998         1997         1996
----------------------                   ----         ----         ----
                                     (In thousands except per share data)
NET EARNINGS:
   Net Earnings                        $137,285   $120,072     $ 27,445
   Less preferred stock dividends            --         --          271
                                       --------   --------     --------
   Basic net earnings available to
   common shareholders                  137,285    120,072       27,174
      Convertible subordinated
      debenture interest, net of tax         --      2,969           --
                                       --------   --------     --------
   Diluted net earnings available to
   common shareholders including
   assumed conversions                 $137,285   $123,041     $ 27,174
                                       ========   ========     ========
SHARES:
   Basic weighted average shares
   outstanding                           49,620     44,883       42,266
      Stock options                         941        939          307
      Convertible subordinated
      debentures                             --      4,517           --
                                       --------   --------     --------
   Diluted weighted average shares
   outstanding                           50,561     50,339       42,573
                                       ========   ========     ========
NET EARNINGS PER SHARE:
   Basic                                  $2.77      $2.68        $ .64
   Diluted                                $2.72      $2.44        $ .64
                                       ========   ========     ========

The above calculations of diluted earnings per share excludes certain common shares issuable under stock option plans because the options' exercise price was greater than the average market price of the common shares. Also excluded are common shares issuable under convertible securities arrangements since assuming conversion would be antidilutive and would have the effect of increasing earnings per share.


The following is a summary of these excluded common shares (in thousands):

Year Ended December 31                   1998         1997         1996
                                         ----         ----         ----
Stock options                              528        --          910
Convertible securities -
   Subordinated debentures                  --        --        6,479
   Redeemable preferred stock               --        --          328
                                        ------    ------       ------
Excluded common shares                     528        --        7,717
                                        ======    ======       ======


NOTE K - SEGMENT INFORMATION

     The Company has adopted Statement of Financial Accounting Standards
(SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting information about operating segments.
     The Company has organized its business into two reportable operating segments. The domestic segment derives its revenues from the door-to-door delivery of small packages and documents throughout the United States, Canada, and Puerto Rico. Domestic operations are supported principally by Company operated aircraft and facilities. The international segment derives its revenues from express door-to-door delivery and a variety of freight services. International revenues are recognized on shipments where the origin and/or destination is outside of locations supported by the domestic segment. The Company uses a variable cost approach to delivering international services through use of existing commercial airline capacity in connection with its domestic network and independent express and freight agents in locations not currently served by Company-owned foreign operations.


The following is a summary of key segment information (in thousands):

                                    Domestic     International     Total
                                    --------     -------------     -----
1998
----
Revenues                           $2,712,344       $  362,181    $3,074,525
Depreciation and amortization         183,147            1,379       184,526
Segment earnings from operations      232,966            1,501       234,467
Segment assets                      1,428,956           72,621     1,501,577
Expenditures for property
   and equipment                      281,571            3,910       285,481

1997
----
Revenues                           $2,514,737       $  397,672    $2,912,409
Depreciation and amortization         168,646            1,199       169,845
Segment earnings from operations      221,473            3,782       225,255
Segment assets                      1,288,180           77,793     1,365,973
Expenditures for property
   and equipment                      209,745            2,013       211,758

1996
----
Revenues                           $2,108,670       $  375,636    $2,484,306
Depreciation and amortization         162,442            1,203       163,645
Loss related to aircraft accident       3,737               --         3,737
Segment earnings from operations       72,283            6,898        79,181
Segment assets                      1,229,011           78,411     1,307,422
Expenditures for property
   and equipment                      171,193            1,964       173,157


     International operations are supported in the United States by pickup and delivery, customer service and airline capabilities provided by the domestic segment. Management allocates these costs, generally on a per shipment basis, to the international segment. The Company changed its cost allocation method in 1998, and accordingly, segment earnings from operations for 1997 and 1996 differ from amounts previously reported.
     Management considers interest expense and income taxes as corporate expenses and, accordingly, does not allocate these costs to the operating segments. The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies.


     A substantial portion of international revenue is associated with shipments originating within the United States ($256,259,000 in 1998, $279,532,000 in 1997, and $273,586,000 in 1996). Long lived assets located within the United States and associated with the international segment were $6,274,000, $4,694,000, and $5,113,000 as of December 31, 1998, 1997, and
1996, respectively.


NOTE L - LOSS RELATED TO AIRCRAFT ACCIDENT

     In 1996, the Company suffered the loss of a DC-8-63 aircraft during a routine maintenance check flight. Costs associated with the accident were approximately $3,737,000 and include certain amounts for self insured retention of workers' compensation, loss on the retirement of the aircraft (net of insurance recoveries), and other costs specific to the accident.


NOTE M - OTHER COMPREHENSIVE INCOME

Other comprehensive income includes the following transactions and tax effects for the year ended December 31, 1998 (in thousands):
                                                     Income Tax
                                            Before    (Expense)    Net of
                                             Tax     or Benefit     Tax
                                            ------   ----------    ------
Unrealized securities gains arising
   during the period                      $ 3,071    $ (1,182)   $  1,889
Less: Reclassification adjustment for
   gains realized in net income            (1,531)        589        (942)
                                          -------     -------     -------
Net unrealized securities gains             1,540        (593)        947
Foreign currency translation adjustments     (295)        114        (181)
                                          -------     -------     -------
Other comprehensive income                $ 1,245     $  (479)    $   766
                                          =======     =======     =======


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

Balance Sheet Information:

December 31                                           1998         1997
-----------                                           ----         ----
Current assets                                      $ 66,572     $ 45,103
Property and equipment, net                          886,801      784,555
Other noncurrent assets                               22,623        7,487
Current liabilities                                  100,302       98,791
Long-term debt                                        20,149       20,559
Other noncurrent liabilities                         105,926       94,424
Intercompany payable                                 426,590      377,019

Earnings Statement Information:

Year Ended December 31                    1998        1997         1996
----------------------                    ----        ----         ----
Revenues - intercompany                 $980,322    $900,428     $767,972
Revenues - third-party                    77,923      72,763       72,702
Operating expenses                       938,925     873,213      778,392
Earnings from operations                 119,320      99,978       62,282
Net earnings                              76,678      64,239       27,229


     ABX is a certificated air carrier which owns and operates the domestic express cargo services for which the Company is the sole customer. ABX also offers air charter services on a limited basis to third-party customers. FTZ owns certain aircraft parts inventory which it sells primarily to ABX, with limited sales to third-party customers. FTZ is also the holder of a foreign trade zone certificate at Wilmington airport property. WAP is the owner of the Wilmington airport property which includes the Company's main sort facility, aircraft maintenance facilities, runways and related airport facilities and airline administrative and training facilities. ABX is the only occupant and customer of WAP. AFC, which conducts business as Sky Courier, provides expedited courier services and regional logistics warehousing primarily to third-party customers.
     Investment balances and revenues between Guarantors have been eliminated for purposes of presenting the above summarized financial information.
     Intercompany revenues and net earnings recorded by ABX, FTZ, and WAP are controlled by the Company and are based on various discretionary factors. Intercompany payable amounts represent net amounts due the Company by its Guarantors. The Company provides the Guarantors with a majority of the cash necessary to fund operating and capital expenditure requirements.


NOTE O - QUARTERLY RESULTS (Unaudited)

The following is a summary of quarterly results of operations (in thousands except per share data):

                                   1st        2nd        3rd        4th
1998                             Quarter    Quarter    Quarter    Quarter
----                             -------    -------    -------    -------
Revenues                        $750,193   $764,137   $769,082   $791,113
Earnings from Operations          57,536     58,887     55,085     62,959
Net Earnings Available
    to Common Shareholders        32,360     33,827     32,813     38,285
Net Earnings per Common Share
  Basic                         $    .65   $    .67   $    .66   $    .79
  Diluted                       $    .63   $    .66   $    .65   $    .78

1997
----
Revenues                        $655,522   $712,784   $788,598   $755,505
Earnings from Operations          32,321     54,970     83,911     54,053
Net Earnings Available
    to Common Shareholders        14,374     28,287     46,619     30,792
Net Earnings per Common Share
  Basic                         $    .34   $    .66   $   1.05   $    .62
  Diluted                       $    .31   $    .59   $    .94   $    .60



