Form 10-K405, Exhibit 13
period 1999-12-31
AIRBORNE FREIGHT CORP /DE/
filed 2000-03-29
CIK 3000

EXHIBIT 13

COMMON STOCK AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 1999 and 1998:

Quarter                      High        Low       Dividend
-------                      ----        ---       --------
1999:
Fourth                     $25.375     $20.000     $ .0400
Third                       28.875      21.063       .0400
Second                      36.625      24.688       .0400
First                       41.625      28.625       .0400

1998:
Fourth                     $35.781     $14.750     $ .0400
Third                       35.625      17.438       .0400
Second                      42.375      32.094       .0400
First                       42.156      30.688       .0375

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES SELECTED CONSOLIDATED FINANCIAL DATA
	1999	1998	1997	1996	1995
	(In thousands except per share data)
OPERATING RESULTS: Revenues
Domestic	$2,772,782	$2,712,344	$2,514,737	$2,108,670	$1,871,163
International	367,444	362,181	397,672	375,636	368,188

Total	3,140,226	3,074,525	2,912,409	2,484,306	2,239,351
Operating Expenses	2,980,179	2,840,058	2,687,154	2,405,125	2,170,370

Earnings From Operations	160,047	234,467	225,255	79,181	68,981
Other, Net	12,659	12,882	27,790	33,236	29,347

Earnings Before Income Taxes	147,388	221,585	197,465	45,945	39,634
Income Taxes	56,187	84,300	77,393	18,500	15,814

Net Earnings	91,201	137,285	120,072	27,445	23,820
Preferred Stock Dividends	--	--	--	271	276

Net Earnings Available to Common Shareholders	$91,201	$137,285	$120,072	$27,174	$23,544

Net Earnings Per Common Share Basic	$1.88	$2.77	$2.68	$.64	$.56

Diluted	$1.85	$2.72	$2.44	$.64	$.55

Dividends Per Common Share	$.16	$.16	$.15	$.15	$.15

Diluted Average Shares Outstanding	49,269	50,561	50,339	42,573	42,433

FINANCIAL STRUCTURE:
Working Capital	$180,228	$102,531	$96,485	$141,457	$91,599
Property and Equipment	1,126,981	1,021,885	916,331	866,627	842,703
Total Assets	1,643,250	1,501,577	1,365,973	1,307,422	1,217,384
Long-term Debt	314,707	249,149	250,559	409,440	364,621
Subordinated Debt	--	--	--	115,000	115,000
Redeemable Preferred Stock	--	--	--	--	3,948
Shareholders' Equity	858,207	769,152	670,915	431,830	406,315
NUMBER OF SHIPMENTS:
Domestic	316,391	316,590	297,032	254,234	225,553
International	7,038	6,451	5,699	5,036	4,592

Total	323,429	323,041	302,731	259,270	230,145

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:
    The Company's operating performance in 1999 resulted in operating income and net earnings substantially below that of 1998. The Company experienced flat domestic shipment growth for the year. With no domestic shipment growth the Company did not experience productivity gains to offset cost increases. While the yield on domestic shipments continued to improve, the average operating cost per shipment increased at a faster rate than the average revenue per shipment.
    Net earnings in 1999 were $91.2 million, or $1.85 per share on a diluted basis, which included a gain equal to $.06 per share from the sale of securities in the fourth quarter, compared to $137.3 million, or $2.72 per share in 1998.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                       1999         1998         1997
                                       ----         ----         ----
Number of Shipments (in thousands):
  Domestic
    Overnight                        186,346      186,321      172,782
    Next Afternoon Service            56,201       58,186       53,773
    Second Day Service                73,556       71,724       70,138
    100 lbs. and Over                    288          359          339
                                     -------      -------      -------
      Total Domestic                 316,391      316,590      297,032
                                     -------      -------      -------
  International
    Express                            6,639        6,017        5,223
    Freight                              399          434          476
                                     -------      -------      -------
      Total International              7,038        6,451        5,699
                                     -------      -------      -------

  Total Shipments                    323,429      323,041      302,731
                                     =======      =======      =======

Average Pounds Per Shipment:
  Domestic                              4.2           4.3          4.5
  International                        44.2          42.6         51.2

Average Revenue Per Pound:
  Domestic                           $ 2.03        $ 1.96       $ 1.89
  International                      $ 1.17        $ 1.31       $ 1.35

Average Revenue Per Shipment:
  Domestic                           $ 8.76        $ 8.56       $ 8.45
  International                      $52.21        $56.14       $69.78

    Total revenues increased 2.1% in 1999 to $3.14 billion compared to growth of 5.6% in 1998 and 17.2% in 1997. Shipment volume was 323.4 million units in 1999, increasing 0.1% compared to an increase of 6.7% in 1998 and 16.8% in 1997. The United Parcel Service strike in the second half of 1997, and a fuel surcharge in the first half of 1997 are estimated to have added $55 million and $15 million to domestic revenues, respectively, and increased diluted earnings per share by a total of $.45 per share. Domestic shipment and revenue comparisons over 1997 are less meaningful due to these factors.
    Domestic revenue increased 2.2% in 1999, however, domestic shipments were flat posting a decline of 0.1%. This compares to revenue growth of 7.9% in 1998 and 19.3% in 1997, and shipment growth of 6.6% and 16.8% in 1998 and 1997, respectively. Despite the lack of domestic shipment growth, domestic revenue growth for 1999 continued to be positively impacted by the continued focus on yield enhancement and a stable pricing environment. The average revenue per domestic shipment increased to $8.76 for 1999 compared to $8.56 for 1998 and $8.45 for 1997. During 1999, each sequential quarter experienced an increase in the average revenue per domestic shipment.
    Higher yielding overnight shipments accounted for 58.9% of total domestic shipments in 1999. On a combined basis the Next Afternoon Service(NAS)and Second Day Service(SDS)products accounted for 41.0% of domestic volume, with a small shift in product mix occurring away from NAS shipments to SDS shipments.
    The Company began a pilot program in July 1999 to test a new product to service the residential delivery market. This new service, referred to as airborne@home, offers shippers a competitive combination of delivery service and pricing, while providing the Company an efficient way to accomplish residential deliveries. This product is intended to capture business from some of the fastest growing segments of e-commerce by targeting new business from Internet retailers and catalog fulfillment providers. Final delivery with this service will be accomplished through an arrangement with the U.S. Postal Service which became available as a result of recent changes in USPS regulations. The airborne@home product underwent testing in the last half of 1999 and will be fully implemented in 2000.
    International revenue increased 1.5% in 1999 on shipment growth of 9.1%. While shipment growth was 13.2% in both 1998 and 1997, international revenue declined 8.9% and grew 5.9% in 1998 and 1997, respectively. International revenue per shipment and weight per shipment decreased in 1999 compared to last year as a result of the continued decrease in higher yielding freight shipments. This product has been negatively impacted over the past three years primarily from slower global economic conditions, especially in parts of Asia. The Company has continued to experience strong growth in its international express product mitigating some of the weakness in freight volumes. International express shipments increased 10.3% in 1999 compared to increases of 15.2% in 1998 and 16.1% in 1997. The international segment contribution to earnings from operations was $1.1 million in 1999 compared to $1.5 million in 1998 and $3.8 million in 1997.

    OPERATING EXPENSES are affected by shipment volume, productivity improvements, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of marketing expenditures. Operating expenses as a percentage of revenues were 94.9% in 1999 compared to 92.4% in 1998 and 92.3% in 1997. Measuring cost performance on a per shipment basis, total operating expenses per shipment increased 4.8% in 1999 to $9.21, compared to $8.79 in 1998 and $8.88 in 1997. Flat shipment growth had a negative impact on productivity. The Company experienced a decline of 2.5% in productivity for 1999, as measured by shipments handled per paid employee hour, compared to productivity improvements of 1.4% in 1998 and 10.2% in 1997. Additionally, the Company incurred additional operating expenses as a result of the higher cost of jet fuel, particularly in the third and fourth quarters. The decline in productivity, combined with average operating costs per shipment increasing at a faster rate than average revenue per shipment, were significant factors having a negative impact on 1999 operating results. Comparisons of operating expense components are discussed below.
    Transportation purchased as a percentage of revenues was 30.8% in 1999 compared to 30.7% in 1998 and 31.7% in 1997. This expense category consists primarily of commercial airline costs, cartage costs related to contracted pickup and delivery and trucking costs. An increase in contracted cartage costs in 1999 was primarily offset by lower commercial airline costs as a result of the continued decline in international freight shipments.
    Station and ground expense as a percentage of revenues was 31.1% in 1999 compared to 29.8% in 1998 and 29.5% in 1997. The increase in this category as a percentage of revenues in 1999 compared to 1998 was primarily the result of a decline in productivity, the effect of increased wages and costs incurred to maintain service integrity.
    Flight operations and maintenance expense as a percentage of revenues were 16.3% in 1999 compared to 15.5% in 1998 and 14.8% in 1997. This category of expense was impacted during 1999 by higher aircraft maintenance and fuel costs. Costs associated with periodic aircraft maintenance increased as a result of more maintenance checks performed for DC-8 aircraft in 1999 compared to 1998, and in 1998 compared to 1997. The average aviation fuel price, exclusive of fuel hedge settlements, was $.64 per gallon in 1999, compared to $.57 per gallon in 1998 and $.73 per gallon in 1997. Aviation fuel consumption decreased .9% to 180.8 million gallons in 1999 compared to a 7.5% increase in consumption in 1998 over 1997. The Company placed five additional Boeing 767 aircraft into service in 1999, thereby allowing less fuel efficient DC-8 aircraft to be moved to shorter lane segments or into backup status. This had a positive impact on fuel consumption and accounts for the decrease in gallons used in 1999 compared to 1998. The Company had fuel hedge contracts in place through November 1999 to limit its exposure to volatility in jet fuel prices. These contracts were entered into during 1998. Fuel price volatility during 1999 hampered the Company's efforts to enter into fuel contracts for subsequent periods at acceptable price levels. Therefore, there were no outstanding fuel contracts at December 31, 1999. As a result of fuel hedging contracts, the Company incurred settlement expense equivalent to approximately $.01 per gallon in 1999 and $.04 in 1998 compared to settlement benefits realized of approximately $.01 per gallon in 1997.
    The Company announced in January 2000, that it would implement a temporary 3% fuel surcharge effective February 7, 2000, on all domestic, Canadian and international express shipments, to help offset the higher cost of jet fuel.
    General and administrative expense as a percentage of revenues decreased to 7.6% in 1999 compared to 8.0% in 1998 and 1997. The decrease in this category of expense in 1999 was primarily due to lower management incentive compensation and profit sharing retirement costs resulting from the decline in operating results.
    Sales and marketing costs were 2.5% of revenues in 1999 compared to 2.3% in 1998 and 2.4% in 1997. The decline in overall productivity due to flat volume growth had a negative impact on this category of expense. Discretionary cost control alone was not sufficient in offsetting the effect of increased costs incurred.
    Depreciation and amortization expense as a percentage of revenues increased to 6.7% in 1999 compared to 6.0% in 1998 and 5.8% in 1997. The increase in depreciation and amortization expense in 1999 is due in large part to the increased number of 767 aircraft placed into service during 1999.

    INTEREST EXPENSE increased in 1999 compared to 1998, primarily as the result of the higher level of average outstanding borrowings during 1999 and to the lower level of capitalized interest. This was partially offset by a lower average interest rate incurred in 1999 compared to 1998. Of the three comparative years in the 1997-1999 time frame, 1998 had the lowest level of net interest expense, primarily due to the relatively low level of average outstanding borrowings. The strong cumulative free cashflow during 1997 and 1998 allowed the Company to pay down outstanding borrowings to historically low levels in 1998. Interest capitalized in 1999 of $4.0 million was primarily related to the acquisition and modification of 767 aircraft and compares to capitalized interest of $5.9 million in 1998 and $1.9 million in 1997. The Company anticipates the level of capitalized interest in 2000 to be comparable to the 1999 amount.

    GAIN ON SALE OF SECURITIES includes a $4.6 million gain on the sale of 34% of the Company's investment in Equant N.V., an international data network services company. The Company acquired its interest in Equant through its membership in SITA, a cooperative of major airline companies, who primarily provides data communication services to the air transport industry.

    INCOME TAXES for 1999 resulted in an effective tax rate of 38.1% compared to 38.0% in 1998 and 39.2% in 1997. The lower tax rates in 1999 and 1998 compared to 1997 were primarily due to a lower effective state tax rate. The Company anticipates that the tax rate for 2000 will be in the 38.5% to 39.0% range.

    Looking ahead, it is difficult at this point to project a trend for all of 2000 regarding volume growth, but we are anticipating modest shipment growth. The Company's focus will continue to be on managing yields and lowering cost per shipment to improve margins. The strength of the U.S. and global economies will have an impact on the results of operations in 2000 and beyond.

YEAR 2000 ISSUE:
    The Company implemented a compliance program to address the challenges Year 2000 issues might present to its business. The Company did not experience any disruptions in systems and applications operated by the Company, by third parties, or customers and vendors, with which it conducts business, with respect to any year 2000 dating issues. Management estimates the total cost of the year 2000 compliance program to have been approximately $3.7 million.

FINANCIAL CONDITION:
    CAPITAL EXPENDITURES and financing associated with those expenditures have been the primary factors affecting the financial condition of the Company over the last three years. Total capital expenditures net of dispositions were $293 million in 1999 compared to $283 million in 1998 and $207 million in 1997. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment.
    The Company acquired four used Boeing 767-200 aircraft and two McDonnell Douglas DC-9 aircraft in 1999. During the year, seven Company- owned aircraft were placed into service, made up of five 767s and two DC- 9s, while at the end of the year, four DC-8s were taken out of service. At the end of 1999, there were 113 aircraft in service, consisting of eight 767s, 32 DC-8s and 73 DC-9s. In addition, there were two 767 aircraft in modification status. Other capital expenditures in 1999 included vehicles for expansion and replacement, facilities and package handling equipment, leasehold improvements for new or expanded facilities and computer equipment.
    Capital expenditures will continue to be a significant factor affecting financial condition in 2000. The Company anticipates 2000 capital expenditures of approximately $380 million. A significant portion of this capital investment is for the acquisition of nine additional 767 aircraft, the modification of aircraft to be placed in service, the continued expansion of the central airport and sort facilities, and information systems development. The retrofitting of aircraft with Stage III hush kits was completed in 1999. A total of nine 767s are expected to be placed in service in 2000. The Company anticipates removing five additional DC-8s from service, reducing the DC-8 fleet to 27 aircraft by the end of 2000. This represents a total decrease of nine DC-8s removed from service from a high of 36 DC-8s in service at the end of 1998. As the Company places additional 767 aircraft into service over the next few years, it will continue to remove additional DC-8's from service, depending on overall capacity requirements.
    The Company intends to acquire a total of 30 767 aircraft including the ten aircraft owned and the nine aircraft which will be delivered in 2000. The remaining 767 aircraft are to be delivered between the years 2001 and 2003.

LIQUIDITY AND CAPITAL RESOURCES:
    Liquidity for financing capital expenditures in the past three years came primarily from internally generated cash provided by operations. Cash provided by operations net of changes in working capital was approximately $259 million in 1999 compared to $345 million in 1998 and 1997. Additional liquidity during 1999 was provided by the revolving bank credit facility.
    Over the past three years, the Company's strong operating cash flow became the major source of liquidity, whereas the Company's $250 million unsecured revolving bank credit facility had traditionally been used as the major source of liquidity for periods between other financing transactions. The Company also has available $40 million under unsecured, uncommitted money market lines of credit with several banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations. Reliance on the bank facilities increased during 1999 as the result of the decision to accelerate the acquisition of 767 aircraft into 1999. At December 31, 1999, a total of $95.0 million was owed under the revolving bank credit and money market agreements compared to $29.0 million outstanding at December 31, 1998.
    In August 1998, the Board of Directors authorized a stock repurchase program for up to 2 million shares of the Company's common stock. The Company accomplished the repurchase of the 2 million shares by the end of September 1998 for approximately $38.8 million. These shares were added to the Company's treasury stock.
    In November 1998, the Board of Directors authorized a second stock repurchase program for up to 4 million shares of the Company's common stock. All shares may be acquired, at management's discretion, over time on the open market. Shares repurchased will not be retired or canceled, but will be held as treasury stock. The Company has not repurchased any shares under this program.
    The Company's ratio of total long-term debt to total capitalization was 24.7% at December 31, 1999, compared to 22.5% at December 31, 1998. The debt-to-capitalization ratio is not expected to change significantly during 2000 as anticipated cash flow from operations should provide the majority of the liquidity for projected 2000 capital expenditures.
    In management's opinion, the available capacity under the bank credit agreements coupled with anticipated internally generated cash flow from 2000 operations should provide adequate flexibility for financing future growth.

INFLATION:
    The rate of inflation has been relatively constant over the past several years, and so has the impact of inflation on the Company's results of operations and financial condition. The effects of inflation have been considered in management's discussion where considered pertinent.

FORWARD LOOKING STATEMENTS:
    Statements contained herein, and in other parts of this annual report which are not historical facts are considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements relating to future events involve risks and uncertainties which are inherently difficult to predict, including statements regarding future shipment growth and product acceptance, capacity requirements, capital expenditure levels and the adequacy of available financing capacity. Actual results, however, may vary because of competitor pricing initiatives, customer demand for time-defined services, economic and regulatory conditions, fuel price volatility and labor disputes.

INDEPENDENT AUDITORS' REPORT

Board of Directors Airborne Freight Corporation Seattle, Washington

    We have audited the accompanying consolidated balance sheets of Airborne Freight Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of net earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
February 10, 2000
Seattle, Washington

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF NET EARNINGS
Year Ended December 31	1999	1998	1997
	(In thousands except per share data)
REVENUES:
Domestic	$2,772,782	$2,712,344	$2,514,737
International	367,444	362,181	397,672

	3,140,226	3,074,525	2,912,409
OPERATING EXPENSES:
Transportation purchased	965,722	944,357	922,885
Station and ground operations	975,669	914,919	858,238
Flight operations and maintenance	513,337	477,799	431,474
General and administrative	238,865	247,103	234,366
Sales and marketing	77,196	71,354	70,346
Depreciation and amortization	209,390	184,526	169,845

	2,980,179	2,840,058	2,687,154

EARNINGS FROM OPERATIONS	160,047	234,467	225,255
OTHER INCOME (EXPENSE):
Interest, net	(17,262)	(12,882)	(27,790)
Gain on sale of securites	4,603	--	--

EARNINGS BEFORE INCOME TAXES	147,388	221,585	197,465
INCOME TAXES	56,187	84,300	77,393

NET EARNINGS	$91,201	$137,285	$120,072

NET EARNINGS PER SHARE: Basic	$1.88	$2.77	$2.68

Diluted	$1.85	$2.72	$2.44

DIVIDENDS PER SHARE	$.16	$.16	$.15

See notes to consolidated financial statements.

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
December 31	1999	1998
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$28,678	$18,679
Trade accounts receivable, less allowance of $9,640,000 and $10,140,000	339,044	323,178
Spare parts and fuel inventory	44,263	39,726
Deferred income tax assets	31,950	28,508
Prepaid expenses and other	26,135	25,697

TOTAL CURRENT ASSETS	470,070	435,788
PROPERTY AND EQUIPMENT, NET	1,126,981	1,021,885
EQUIPMENT DEPOSITS and OTHER ASSETS	46,199	43,904

TOTAL ASSETS	$1,643,250	$1,501,577

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$142,087	$153,000
Salaries, wages and related taxes	65,276	77,030
Accrued expenses	78,755	93,997
Income taxes payable	3,282	8,820
Current portion of debt	442	410

TOTAL CURRENT LIABILITIES	289,842	333,257

LONG-TERM DEBT	314,707	249,149
DEFERRED INCOME TAX LIABILITIES	99,169	88,838
OTHER LIABILITIES	81,325	61,181
COMMITMENTS AND CONTINGENCIES (Note G)
SHAREHOLDERS' EQUITY:
Preferred Stock, without par value - Authorized 5,200,000 shares, no shares issued
Common Stock, par value $1 per share - Authorized 120,000,000 shares Issued 51,176,018 and 50,818,493	51,176	50,819
Additional paid-in capital	298,742	293,629
Retained earnings	546,962	463,539
Accumulated other comprehensive income	918	766

	897,798	808,753
Treasury stock, 2,491,078 and 2,497,078 shares, at cost	(39,591)	(39,601)

	858,207	769,152

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,643,250	$1,501,577

See notes to consolidated financial statements.

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31	1999	1998	1997
	(In thousands)
OPERATING ACTIVITIES:
Net Earnings	$91,201	$137,285	$120,072
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	188,955	168,029	156,233
Provision for aircraft engine overhauls	20,435	16,497	13,612
Deferred income taxes	6,889	9,538	24,988
Other	15,726	12,256	13,076

CASH PROVIDED BY OPERATIONS	323,206	343,605	327,981

Change in:
Receivables	(15,866)	(629)	(35,034)
Inventories and prepaid expenses	(4,975)	(1,475)	(5,069)
Accounts payable	(10,913)	9,034	4,930
Accrued expenses salaries and taxes payable	(32,534)	(5,532)	52,444

NET CASH PROVIDED BY OPERATING ACTIVITIES	258,918	345,033	345,252

INVESTING ACTIVITIES:
Additions to property and equipment	(294,319)	(285,481)	(211,758)
Dispositions of property and equipment	1,693	2,598	4,451
Expenditures for engine overhauls	(18,735)	(22,846)	(10,614)
Proceeds from sales of securities	4,603	--	--
Other	(5,453)	(4,584)	17,974

NET CASH USED BY INVESTING ACTIVITIES	(312,211)	(310,313)	(199,947)

FINANCING ACTIVITIES:
Proceeds (payments) on bank notes, net	66,000	(1,000)	(158,500)
Principal payments on debt	(410)	(381)	(436)
Proceeds from common stock issuance	5,480	6,509	10,103
Dividends paid	(7,778)	(7,829)	(6,763)
Repurchase of common stock	--	(38,835)	--

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	63,292	(41,536)	(155,596)

NET INCREASE (DECREASE) IN CASH	9,999	(6,846)	(10,291)

CASH AT BEGINNING OF YEAR	18,679	25,525	35,816

CASH AT END OF YEAR	$28,678	$18,679	$25,525

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year -
Interest, net of amount capitalized	$17,429	$13,227	$32,768
Income taxes	53,628	68,301	46,641
Non-cash financing activities -
Contribution of treasury stock to profit sharing plans	--	341	1,100
Conversion of subordinated debentures	--	--	114,573
See notes to consolidated financial statements.

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	(In Thousands)
BALANCE at JANUARY 1,1997	$43,243	$168,784	$220,774	$--	$(971)	$431,830
Net earnings			120,072			120,072
Conversion of subordinated debt	6,474	108,099				114,573
Common stock dividends paid			(6,763)			(6,763)
Exercise of stock options	711	9,349			43	10,103
Contribution of treasury stock to profit sharing plans		977			123	1,100

BALANCE at DECEMBER 31, 1997	$50,428	$287,209	$334,083	$--	$(805)	$670,915
Comprehensive income:
Net earnings			137,285			137,285
Other comprehensive income, net of tax-
Unrealized securities gains				947		947
Foreign currency translation adjustments				(181)		(181)

Total comprehensive income	--	--	137,285	766	--	138,051
Common stock dividends paid			(7,829)			(7,829)
Repurchase of common stock					(38,835)	(38,835)
Exercise of stock options	391	6,093			25	6,509
Contribution of treasury stock to profit sharing plans		327			14	341

BALANCE at DECEMBER 31, 1998	$50,819	$293,629	$463,539	$766	$(39,601)	$769,152
Comprehensive income:
Net earnings			91,201			91,201
Other comprehensive income, net of tax-
Unrealized securities gains				29		29
Foreign currency translation adjustments				123		123

Total comprehensive income	--	--	91,201	152	--	91,353
Common stock dividends paid			(7,778)			(7,778)
Exercise of stock options	357	5,113			10	5,480

BALANCE at DECEMBER 31, 1999	$51,176	$298,742	$546,962	$918	$(39,591)	$858,207

See notes to consolidated financial statements.

AIRBORNE FREIGHT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 1999

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
    As of December 31, 1999, the Company had approximately 10,700 employees (46% of total employees), including approximately 800 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement which becomes amendable on July 31, 2001. Most labor agreements covering the Company's ground personnel expire in either 2003 or 2004. The Company has not experienced any significant disruptions from labor disputes in the past.

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

CASH
    The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $43,246,000 and $47,063,000 are included in accounts payable at December 31, 1999 and 1998, respectively.

SPARE PARTS AND FUEL INVENTORY
    Spare parts are stated at average cost and fuel inventory is stated at cost on a first-in, first-out basis.

PROPERTY AND EQUIPMENT
    Property and equipment is stated at cost. The cost and accumulated depreciation of property and equipment disposed of are removed from the accounts with any related gain or loss reflected in earnings from operations.

For financial reporting purposes, depreciation of property and equipment is provided on a straight-line basis over the asset's useful life or lease term as follows:

Flight equipment                                    5 to 18 years
Buildings, runways, and leasehold improvements      5 to 40 years
Package handling and ground support equipment       3 to 10 years
Vehicles and other equipment                        3 to  8 years

    DC-8 and DC-9 aircraft generally carry residual values of 10% and 15% of asset cost, respectively. Beginning in 1999, once an aircraft has been depreciated to its residual value, the residual value will be depreciated over 7 years for DC-8 aircraft and 10 years for DC-9 aircraft. All other property and equipment have no assigned residual values.
    Major engine overhauls for DC-9 aircraft are accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. Provision for engine overhauls is included in depreciation and amortization expense. Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 and 767 aircraft are performed by third- party service providers under long-term contracts. Service costs under the contracts are based upon hourly rates for engine usage and are charged to expense in the period utilization occurs.

CAPITALIZED INTEREST
    Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs are capitalized as an additional cost of the asset until the date the asset is placed in service. Capitalized interest was $3,969,000, $5,850,000 and $1,869,000 for 1999, 1998 and 1997, respectively.

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

FUEL CONTRACTS
    The Company had no outstanding fuel contracts at December 31, 1999. The Company has in the past utilized contracts with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either makes or receives payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, is lower than or exceeds certain prices agreed to between the Company and the financial institutions. The contracts, which have no cost basis, are accounted for as hedges since there has historically existed a high correlation between the changes in the NYMEX index and the price of jet fuel. Settlements are made in cash and are recorded in the period of settlement as either an increase or decrease to fuel expense.
    In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". As amended by SFAS No. 137, this statement will be effective for fiscal year 2001. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.
    Under the cash flow hedge provisions of SFAS No. 133, the Company will be required to record all outstanding fuel contracts at fair value, with corresponding changes in fair value recorded as a component of Other Comprehensive Income if the hedges are determined to be effective. The Company has not adopted the provisions of SFAS No. 133 as of December 31, 1999, and is currently evaluating the future impact of this pronouncement on the financial statements and related disclosures.

COMPREHENSIVE INCOME
    Comprehensive income includes net income and "other comprehensive income" which includes changes in equity arising during the period from holding investments in marketable securities and foreign joint ventures. Prior to adoption of the SFAS No. 130 in 1998, management did not consider comprehensive income items to be material to shareholders' equity, and accordingly, no amounts had been recorded previously.

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

RECLASSIFICATIONS
    Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 1999.

NOTE B - FAIR VALUE INFORMATION
The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):

December 31                             1999                  1998
-----------                             ----                  ----
                                Carrying      Fair    Carrying      Fair
                                  Amount     Value      Amount     Value
                                  ------     -----      ------     -----
Marketable securities           $ 19,619  $ 19,619    $ 16,087  $ 16,087
Long-term debt                   315,149   314,804     249,149   260,707
Off-balance-sheet derivative:
  Fuel contracts                      --        --          --    (4,169)
    Marketable securities consist primarily of commingled investments funds which may be used for funding nonqualified pension plan obligations. These securities are considered available-for-sale securities for financial reporting purposes and are classified with Equipment Deposits and Other Assets on the Consolidated Balance Sheets. Fair value for these investments is based on quoted market prices for the securities underlying the investment funds or the same securities. Unrealized holding gains on these securities, which are included in Other Comprehensive Income, were $47,000 and $1,540,000 for 1999 and 1998, respectively. Realized gains recognized in 1999 and 1998 were $1,268,000 and $1,531,000, respectively.
    Discussion regarding the fair value of the Company's long-term debt and fuel contracts is disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable and current liabilities approximate fair value.

NOTE C - PROPERTY AND EQUIPMENT
Property and equipment consists of the following (in thousands):

December 31                                           1999         1998
-----------                                           ----         ----
Flight equipment                                   $1,595,358   $1,430,880
Land, buildings and leasehold improvements            246,004      232,669
Package handling and ground support equipment         175,081      153,921
Vehicles and other equipment                          268,161      256,930
                                                   ----------   ----------
                                                    2,284,604    2,074,400
Accumulated depreciation and amortization          (1,157,623)  (1,052,515)
                                                   ----------   ----------
                                                   $1,126,981   $1,021,885
                                                   ==========   ==========
NOTE D - ACCRUED EXPENSES
Accrued expenses consist of the following (in thousands):
December 31                                       1999       1998
-----------                                       ----       ----
Insurance                                      $28,377    $27,289
Unearned revenues                               15,781     15,514
Profit sharing retirement plan                  10,747     20,407
Property and other taxes                         8,815      8,978
Other retirement plans                           3,584      4,302
Aircraft lease payments                          2,796      7,780
Interest                                         2,762      2,508
Other                                            5,893      7,219
                                               -------    -------
                                               $78,755    $93,997
                                               =======    =======
NOTE E - INCOME TAXES
Deferred income tax assets and liabilities consist of the following (in thousands):
December 31                                           1999         1998
-----------                                           ----         ----
Employee benefits                                  $ 19,025     $ 14,586
Insurance                                             9,466        9,299
Bad debts, sales reserves and other                   3,459        4,623
                                                   --------     --------
Current net deferred income tax assets               31,950       28,508
                                                   --------     --------
Depreciation                                        122,974      109,129
Insurance                                           (11,788)     (10,161)
Aircraft engine overhaul accrual                     (7,202)      (6,566)
Employee benefits and other                          (4,815)      (3,564)
                                                   --------     --------
Noncurrent net deferred income tax liabilities       99,169       88,838
                                                   --------     --------
Net deferred income tax liabilities                $ 67,219     $ 60,330
                                                   ========     ========

Income taxes consist of the following (in thousands):

Year Ended December 31                     1999        1998         1997
----------------------                     ----        ----         ----
Current:
   Federal                               $44,215     $66,372      $41,463
   State                                   4,920       7,800       10,443
   Foreign                                   163         590          499
                                         -------     -------      -------
                                          49,298      74,762       52,405
Deferred:
   Depreciation                           13,845      11,425        7,303
   Employee benefits                      (7,230)     (6,240)      (2,449)
   Insurance accruals                     (1,794)     (2,178)      (3,342)
   Aircraft engine overhaul accrual         (637)      2,180       (1,634)
   Alternative Minimum Tax credit             --      11,761       21,417
   Union pension benefits                     --      (8,225)       1,990
   Other                                   2,705         815        1,703
                                         -------     -------      -------
                                           6,889       9,538       24,988
                                         -------     -------      -------
                                         $56,187     $84,300      $77,393
                                         =======     =======      =======

The following table summarizes the major differences between theactual income tax provision and taxes computed at the Federal statutory rate
(in thousands):

Year Ended December 31                      1999        1998        1997
----------------------                      ----        ----        ----
Taxes computed at statutory rate of 35%   $51,585     $77,555     $69,113
State and foreign income taxes,
    net of Federal benefit                  3,198       5,070       6,788
Tax effect of nondeductible expenses        1,616       1,647       1,549
Other                                        (212)         28         (57)
                                          -------     -------     -------
                                          $56,187     $84,300     $77,393
                                          =======     =======     =======
NOTE F - LONG-TERM DEBT
Long-term debt consists of the following:
December 31                                           1999         1998
-----------                                           ----         ----
                                                        (In thousands)
Revolving credit notes payable to banks, effective
 rate of 6.6% on December 31, 1999                  $ 95,000     $     --
Money market lines of credit                              --       29,000
Senior notes, 8.875%, due December, 2002             100,000      100,000
Senior notes, 7.35%, due September, 2005             100,000      100,000
Refunding revenue bonds, effective rate of 5.5% on
December 31, 1999, due June 2011                      13,200       13,200
Other                                                  6,949        7,359
                                                    --------     --------
                                                     315,149      249,559
  Less current portion                                   442          410
                                                    --------     --------
                                                    $314,707     $249,149
                                                    ========     ========
    The Company has a revolving bank credit agreement providing for a total commitment of $250,000,000. Interest rates for borrowings outstanding are generally determined by maturities selected and prevailing market conditions. The agreement expires May 31, 2001. The Company was in compliance with covenants of the revolving credit agreement during 1999, 1998 and 1997, including net worth restrictions which limit the payment of dividends ($481,123,000 of retained earnings was not restricted at December 31, 1999).
    The Company has available $40,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. The average interest rate on these borrowings was 5.4% for 1999. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
    The Company classified the borrowings outstanding under the money market lines of credit as long-term as of December 31, 1998. The Company had the intent and ability at that date to refinance these borrowings under the revolving credit agreement.
    The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates. The average interest rate on these borrowings was 3.3% during 1999. Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which have a net carrying value of $50,121,000 at December 31, 1999.
    In 1997, the Company called for the redemption of its 6.75% convertible subordinated debentures due in 2001. This transaction resulted in the issuance of approximately 6,474,000 shares of common stock as substantially all debenture holders elected conversion rather than redemption.
    The scheduled annual principal payments on long-term debt for the next five years are $442,000, $95,476,000, $100,513,000, $553,000 and $596,000 for 2000 through 2004, respectively.
    The fair value information shown in Note B reflects values for the Company's senior notes based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximate fair value primarily because of the repricing frequency of the instruments.

NOTE G - COMMITMENTS AND CONTINGENCIES
OPERATING LEASES
    The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2016. Rental expense for 1999, 1998 and 1997 was $110,204,000, $117,862,000 and $115,350,000, respectively.

Rental commitments under long-term operating leases at December 31, 1999 total $402,018,000 and are payable as follows (in thousands):

                                Facilities    Equipment
                                ----------    ---------
2000                             $ 70,988     $  5,259
2001                               68,269        4,398
2002                               59,362        1,961
2003                               49,164          905
2004                               40,054          137
2005 and beyond                   101,517            4
COMMITMENTS
    The Company has entered into firm agreements to purchase 20 used Boeing 767s and related freighter conversion kits at various dates through 2003. At December 31, 1999, cash deposits of $13,651,000 had been made toward these purchases. Additionally, the Company has exercised options to purchase in 2000 three DC-8 and two DC-9 aircraft it currently leases and operates. Additional deposits and payments for all aircraft acquisitions will approximate $195,377,000, $90,656,000, $64,297,000 and $75,400,000 for 2000 through 2003, respectively.
    As of December 31, 1999 all jet fuel contracts had expired. Settlement payments related to these contracts of $1,886,000 and $7,915,000 were made during 1999 and 1998, respectively, and settlement payments of $1,682,000 were received during 1997. The Company may enter into fuel contracts in future periods depending on pricing and market conditions.
CONTINGENCIES
    In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 1999.

NOTE H - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
    The Company sponsors defined benefit and defined contribution pension plans and postretirement healthcare plans. These plans are generally provided to employees who are not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements.

Information regarding the Company's qualified defined benefit pension plans and postretirement healthcare plans is as follows (in thousands):

                                                                  Postretirement
                                            Pension Plans        Healthcare Plans
                                            -------------        ----------------
Year Ended December 31                      1999      1998        1999       1998
----------------------                      ----      ----       ----        ----
Reconciliation of benefit obligation:
   Obligation as of January 1             $111,635   $ 98,462    $ 9,234   $ 7,189
   Service cost                             11,218      9,774        935       954
   Interest cost                             7,578      6,403        540       529
   Benefits paid                              (999)      (885)      (246)     (199)
   Actuarial loss                          (17,762)    (2,297)    (2,089)      761
   Plan transfers                              232        178         --        --
                                          --------   --------    -------   -------
   Obligation as of December 31           $111,902   $111,635    $ 8,374   $ 9,234
                                          ========   ========    =======   =======
Reconciliation of fair value of plan
assets:
   Plan assets as of January 1            $ 78,237   $ 60,889    $    --   $    --
   Actual return on plan assets             13,309      8,810         --        --
   Employer contributions                    3,732      9,245        246       199
   Benefits paid                              (999)      (885)      (246)     (199)
   Plan transfers                              232        178         --        --
                                          --------   --------    -------   -------
   Plan assets as of December 31          $ 94,511   $ 78,237    $    --   $    --
                                          ========   ========    =======   =======
Funded status:
   Funded status as of December 31        $(17,391)  $(33,398)   $(8,374)  $(9,234)
   Unrecognized prior service cost          (1,625)    (1,854)      (668)       --
   Unrecognized net actuarial loss          (7,153)    18,842         28     1,377
   Unrecognized transition amount               30         59         --        --
                                          --------   --------    -------   -------
   Accrued benefit liabilities            $(26,139)  $(16,351)   $(9,014)  $(7,857)
                                          ========   ========    =======   =======

    Accrued expenses on the Consolidated Balance Sheets include accrued qualified defined benefit pension plan liabilities of $3,584,000 and $4,303,000 as of December 31, 1999 and 1998, respectively. Other Liabilities include postretirement healthcare and remaining qualified defined benefit pension plan liabilities of $31,569,000 and $19,905,000 as of December 31, 1999 and 1998, respectively, which do not require funding in the next year.
    The Company's qualified defined benefit pension plan had plan assets in excess of accumulated benefit obligations as of December 31, 1999. At the end of 1998, one plan had accumulated benefit obligations of $35,750,000 compared to plan assets of $34,816,000.

Net periodic benefit cost consists of the following components (in thousands):

                                                                           Postretirement
                                            Pension Plans                 Healthcare Plans
                                            -------------                 ----------------
Year Ended December 31                1999      1998      1997        1999      1998      1997
----------------------                ----      ----      ----        ----      ----      ----
Service cost                        $11,218   $ 9,775   $ 8,844     $   935   $   954   $   751
Interest cost                       7,578       6,403     5,747         540       529       373
Expected return on plan assets      (6,390)    (5,363)   (3,851)         --        --        --
Net amortization and deferral       1,115       1,584     1,718         (73)       29       (44)
                                    -------   -------   -------     -------   -------   -------
   Net periodic benefit cost        $13,521   $12,399   $12,458     $ 1,402   $ 1,512   $ 1,080
                                    =======   =======   =======     =======   =======   =======
Assumptions used in determining pension and postretirement healthcare obligations were as follows:
                                                                           Postretirement
                                                  Pension Plans           Healthcare Plans
                                                  -------------           ----------------
                                               1999    1998    1997      1999   1998   1997
                                               ----    ----    ----      ----   ----   ----
Discount rate                                 7.75%   6.75%   7.00%     7.75%   6.75%  7.00%
Expected return on plan assets                8.00%   8.00%   8.00%       --      --     --
Rate of compensation increase (pilots)        6.50%   6.50%   6.50%       --      --     --
Rate of compensation increase (non-pilots)    5.00%   5.00%   5.00%       --      --     --
    The Company also sponsors several non-qualified defined benefit pension plans. The accumulated benefit obligation of these plans was $13,811,000 and $10,971,000 as of December 31, 1999 and 1998, respectively. Other liabilities include accruals relating to these plans of $14,611,000 and $11,167,000 as of December 31, 1999 and 1998, respectively. The Company has invested in certain commingled investment funds which may be used for funding nonqualified pension plan obligations.
    The assumed healthcare cost trend rate used in measuring postretirement healthcare benefit costs was 7% for 1999, decreasing each year to a 5% annual growth rate in 2000 and thereafter. A 1% increase or decrease in the assumed healthcare cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 1999. Postretirement healthcare plan obligations have not been funded.
    The Company maintains defined contribution capital accumulation and profit sharing plans. Capital accumulation plans (401K) are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions on employee salary deferrals up to 6% of annual compensation. Contributions to the profit sharing plans are made at the discretion of the Board of Directors. However, a basic formula has been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The profit sharing plans hold 976,438 shares of the Company's common stock at December 31, 1999, representing 2% of outstanding shares. Expense for these plans is as follows (in thousands):
Year Ended December 31               1999       1998       1997
----------------------               ----       ----       ----
Capital accumulation plans         $ 8,009    $ 7,375    $ 5,499
Profit sharing plans                10,747     20,407     26,613
                                   -------    -------    -------
   Defined contribution plans      $18,756    $27,782    $32,112
                                   =======    =======    =======
    The Company contributes to multi-employer defined benefit pension plans and health and welfare plans for substantially all employees covered under collective bargaining agreements. Expense for these plans is as follows (in thousands):
Year Ended December 31                           1999      1998      1997
----------------------                           ----      ----      ----
Multi-employer defined benefit pension plans  $41,062   $37,309   $34,106
Multi-employer health and welfare plans        44,415    41,473    38,499
                                              -------   -------   -------
Multi-employer plans                          $85,477   $78,782   $72,605
                                              =======   =======   =======
NOTE I - STOCK OPTIONS
    The Company has three shareholder approved stock option plans. Two of these plans, approved by the shareholders in 1994 and 1998 (the "1994 Plan" and "1998 Plan"), reserve shares of the Company's common stock for issuance to officers and key employees. Options granted under the 1994 Plan vest over a three year period. Options granted under the 1998 Plan include options which vest over a four year period and performance options issued to the Company's executive officers which vest upon attainment of specified market price targets of the Company's common stock. A specific plan for the Company's non-employee directors provides for annual grants of 2,000 shares which vest six months from the date of grant. Options granted under these three plans are issued at the fair market value of the Company's stock on the date of grant. A total of 7,507,250 shares may be granted under these plans. There are 4,555,110 shares available for future grants as of December 31, 1999.

A summary of the Company's stock option activity and related information is as follows:

Year Ended December 31              1999        1998        1997
----------------------              ----        ----        ----
Outstanding at beginning of year 2,516,417   2,189,014   2,555,186
Granted                            738,410     766,280     442,580
Exercised                         (411,100)   (423,697)   (797,578)
Canceled                           (23,880)    (15,180)    (11,174)
                                 ---------   ---------   ---------
Outstanding at end of year       2,819,847   2,516,417   2,189,014
                                 =========   =========   =========
Exercisable at end of year       1,428,574   1,297,300   1,178,058
                                 =========   =========   =========

Weighted average option price information is as follows:

Year Ended December 31                1999     1998     1997
----------------------                ----     ----     ----
Outstanding at beginning of year    $19.38   $12.22   $11.61
Granted                              38.13    34.90    13.63
Exercised                            11.21    10.44    11.04
Canceled                             35.30    20.07    12.94
Outstanding at end of year           25.35    19.38    12.22
Exercisable at end of year           17.31    14.54    11.53
Information related to the number of options outstanding, weighted average price per share and remaining life of significant option groups outstanding at December 31, 1999 is as follows:
                       Outstanding                     Exercisable
              ----------------------------    ----------------------------
                                   Life                          Life
 Price Range      Number   Price  in Years     Number   Price   in Years
 -----------      ------   -----  --------     ------   -----   --------
$ 9.25-$11.56    465,712  $11.05    3.1       465,712  $11.05     3.1
$13.00-$18.88    874,747   14.17    5.8       672,967   14.33     5.4
$31.06-$38.13  1,479,388   36.47    8.5       289,895   34.31     8.1
    The Company has elected to follow APB Opinion No. 25 in accounting for its stock option plans. No compensation expense was recorded in 1999 or 1997. In 1998, compensation expense of $1,198,000 was recognized upon attainment of market price targets as specified under the grant provisions of the performance options. Had expense been measured under the fair value provisions of SFAS No. 123, the Company's Net Earnings and Earnings Per Share for 1999, 1998 and 1997 would have been reduced to the pro forma amounts shown below. In accordance with SFAS No. 123, pro forma information does not include compensation expense attributable to options granted prior to 1995.
Year Ended December 31                        1999       1998      1997
----------------------                        ----       ----      ----
Net Income
(in thousands):
     As reported                            $91,201   $137,285   $120,072
     Pro forma                               85,510    134,230    118,084

Diluted Net Earnings Per Share:
     As reported                              $1.85     $2.72       $2.44
     Pro forma                                 1.74      2.65        2.40
The weighted average fair value for options granted in 1999, 1998 and 1997 computed utilizing the Black-Scholes option-pricing model, was $17.21, $16.83 and $5.90 respectively. Significant assumptions used in the estimation of fair value and compensation expense are as follows:
Year Ended December 31                 1999         1998         1997
----------------------                 ----         ----         ----
Weighted expected life (years)         6.2          7.4          6.7
Weighted risk-free interest rate       4.8%         5.5%         6.3%
Weighted volatility                   41.0%        38.8%        36.6%
Dividend yield                         0.4%         0.5%         1.1%

NOTE J - EARNINGS PER SHARE
Net earnings and average shares used in basic and diluted earnings per share calculations were as follows:

Year Ended December 31                  1999        1998        1997
----------------------                  ----        ----        ----
                                   (In thousands except per share data)
NET EARNINGS:
   Basic net earnings                 $91,201    $137,285    $120,072
      Convertible subordinated
      debenture interest, net of tax       --          --       2,969
                                      -------    --------    --------
      Diluted net earnings
including assumed conversions         $91,201    $137,285    $123,041
                                      =======    ========    ========
SHARES:
   Basic weighted average shares
   outstanding                         48,596      49,620      44,883
      Stock options                       673         941         939
      Convertible subordinated
      debentures                           --          --       4,517
                                      -------    --------    --------
   Diluted weighted average shares
   outstanding                         49,269      50,561      50,339
                                      =======    ========    ========
NET EARNINGS PER SHARE:
   Basic                                $1.88       $2.77       $2.68
   Diluted                              $1.85       $2.72       $2.44
                                      =======    ========    ========
    The above calculations of diluted earnings per share for 1999 and 1998 exclude 1,361,000 and 528,000, respectively, of common shares issuable under stock option plans because the options' exercise price was greater than the average market price of the common shares. No shares were excluded for 1997.

NOTE K - SEGMENT INFORMATION
    The Company has organized its business into two reportable operating segments. The domestic segment derives its revenues from the door-to-door delivery of small packages and documents throughout the United States, Canada and Puerto Rico. Domestic operations are supported principally by Company operated aircraft and facilities. The international segment derives its revenues from express door-to-door delivery and a variety of freight services. International revenues are recognized on shipments where the origin and/or destination is outside of locations supported by the domestic segment. The Company uses a variable cost approach in delivering international services through use of existing commercial airline capacity in connection with its domestic network and independent express and freight agents in locations not currently served by Company-owned foreign operations.

The following is a summary of key segment information (in thousands):

                                   Domestic    International     Total
                                   --------    -------------     -----
1999
----
Revenues                          $2,772,782    $  367,444     $3,140,226
Depreciation and amortization        207,902         1,488        209,390
Segment earnings from operations     158,963         1,084        160,047
Segment assets                     1,569,367        73,883      1,643,250
Expenditures for property
   and equipment                     292,130         2,189        294,319

1998
----
Revenues                          $2,712,344    $  362,181     $3,074,525
Depreciation and amortization        183,147         1,379        184,526
Segment earnings from operations     232,966         1,501        234,467
Segment assets                     1,428,956        72,621      1,501,577
Expenditures for property
   and equipment                     281,571         3,910        285,481

1997
----
Revenues                          $2,514,737    $  397,672     $2,912,409
Depreciation and amortization        168,646         1,199        169,845
Segment earnings from operations     221,473         3,782        225,255
Segment assets                     1,288,180        77,793      1,365,973
Expenditures for property
   and equipment                     209,745         2,013        211,758
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
    A substantial portion of international revenue is associated with shipments originating within the United States ($234,087,000 in 1999, $256,259,000 in 1998 and $279,532,000 in 1997). Long lived assets located within the United States and associated with the international segment were $6,792,000, $6,274,000 and $4,694,000 as of December 31, 1999, 1998 and 1997, respectively.

NOTE L - GAIN ON SALE OF SECURITIES
    The Company is a participating member of SITA, a cooperative of major airline companies, which primarily provides data communication services to the air transport industry. Through this membership the Company holds depository certificates in The SITA Foundation ("Foundation") whose principal asset is an equity interest in Equant, N.V ("Equant"), an international data network services company whose stock is traded publicly on the New York Stock Exchange under the symbol ENT. In December 1999, the Foundation sold a portion of its interest in Equant through a public offering and distributed proceeds pro rata to the certificate holders that elected to participate in the offering. As part of this sale, the Company sold 34% of its interest in Equant and recognized a pre-tax gain of approximately $4,600,000.
    The Company has remaining restricted depository certificates in the Foundation that may, in the future, become convertible into 103,351 shares of Equant. As convertibility is contingent on future share offerings by the Foundation, no amount has been recorded on the Consolidated Balance Sheets as of December 31, 1999 and 1998. The Company has no cost basis in the depository certificates, although the converted fair value of the remaining certificates was approximately $11,600,000 at December 31, 1999.

NOTE M - OTHER COMPREHENSIVE INCOME
Other comprehensive income includes the following transactions and tax effects for the years ended December 31, 1999 and 1998, respectively (in thousands):

                                                     Income Tax
                                                      (Expense)
                                           Before        or       Net of
                                            Tax        Benefit     Tax
                                          -------     --------    ------
1999
----
Unrealized securities gains arising
   during the period                      $ 1,315     $  (506)    $  809
Less: Reclassification adjustment for
   gains realized in net income            (1,268)        488       (780)
                                          -------     -------     ------
Net unrealized securities gains                47         (18)        29
Foreign currency translation adjustments      200         (77)       123
                                          -------     -------     ------
Other comprehensive income                $   247     $   (95)    $  152
                                          =======     =======     ======
1998
----
Unrealized securities gains arising
   during the period                      $ 3,071     $(1,182)    $1,889
Less: Reclassification adjustment for
   gains realized in net income            (1,531)        589       (942)
                                          -------     -------     ------
Net unrealized securities gains             1,540        (593)       947
Foreign currency translation adjustments     (295)        114       (181)
                                          -------     -------     ------
Other comprehensive income                $ 1,245     $  (479)    $  766
                                          =======     =======     ======

NOTE N - SUPPLEMENTAL GUARANTOR INFORMATION
    In connection with the issuance of $200,000,000 of Senior Notes (Notes) certain of the Company's subsidiaries (collectively, "Guarantors") have fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantors are ABX Air Inc. (ABX) and Airborne Forwarding Corporation (AFC), which are wholly-owned by the Company, and Airborne FTZ Inc. (FTZ) and Wilmington Air Park Inc. (WAP), which are wholly-owned subsidiaries of ABX. Non-guarantor subsidiaries' assets, liabilities, revenues and net earnings are inconsequential both individually and on a combined basis in comparison to the Company's consolidated financial statement totals.
    Management does not consider disclosure of separate subsidiary financial statements for each Guarantor to be material. Summarized financial information of the Guarantors on a combined basis is as follows (in thousands):

Balance Sheet Information:

December 31                           1999       1998
-----------                           ----       ----
Current assets                    $   72,633   $ 66,572
Property and equipment, net        1,001,513    886,801
Other noncurrent assets               20,425     22,623
Current liabilities                   78,742    100,302
Long-term debt                        19,707     20,149
Other noncurrent liabilities         116,610    105,926
Intercompany payable                 464,590    426,590

Earnings Statement Information:

Year Ended December 31                1999       1998       1997
----------------------                ----       ----       ----
Revenues - intercompany           $1,109,279   $980,322   $900,428
Revenues - third-party                70,074     77,923     72,763
Operating expenses                 1,058,285    938,925    873,213
Earnings from operations             121,068    119,320     99,978
Net earnings                          77,894     76,678     64,239
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

NOTE O - QUARTERLY RESULTS (Unaudited)
The following is a summary of quarterly results of operations (in thousands except per share data):

                                   1st        2nd        3rd        4th
1999                             Quarter    Quarter    Quarter    Quarter
----                             -------    -------    -------    -------
Revenues                        $769,431   $779,308   $785,598   $805,889
Earnings from Operations          44,976     48,219     39,183     27,669
Net Earnings                      25,244     27,022     21,604     17,331
Net Earnings per Share
  Basic                         $    .52   $    .56   $    .44   $    .36
  Diluted                       $    .51   $    .55   $    .44   $    .35

1998
----
Revenues                        $750,193   $764,137   $769,082   $791,113
Earnings from Operations          57,536     58,887     55,085     62,959
Net Earnings                      32,360     33,827     32,813     38,285
Net Earnings per Share
  Basic                         $    .65   $    .67   $    .66   $    .79
  Diluted                       $    .63   $    .66   $    .65   $    .78

1997
----
Revenues                        $655,522   $712,784   $788,598   $755,505
Earnings from Operations          32,321     54,970     83,911     54,053
Net Earnings                      14,374     28,287     46,619     30,792
Net Earnings per Share
  Basic                         $    .34   $    .66   $   1.05   $    .62
  Diluted                       $    .31   $    .59   $    .94   $    .60