Form 10-K, Exhibit 13
period 2000-12-31
AIRBORNE INC /DE/
filed 2001-03-29
CIK 3000

EXHIBIT 13

COMMON STOCK AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol ABF. The following is a summary of the cash dividends paid and the quarterly trading price ranges of Airborne common stock on the New York Stock Exchange for 2000 and 1999:

Quarter                      High        Low       Dividend
-------                      ----        ---       --------
2000:
Fourth                     $10.938     $ 8.438     $ .04
Third                       19.313      10.000       .04
Second                      22.938      18.375       .04
First                       25.375      17.250       .04

1999:
Fourth                     $25.375     $20.000     $ .04
Third                       28.875      21.063       .04
Second                      36.625      24.688       .04
First                       41.625      28.625       .04

AIRBORNE, INC. AND SUBSIDIARIES SELECTED CONSOLIDATED FINANCIAL DATA
	2000	1999	1998	1997	1996
	(In thousands except per share data)
OPERATING RESULTS: Revenues
Domestic	$2,895,818	$2,772,782	$2,712,344	$2,514,737	$2,108,670
International	380,132	366,342	361,440	397,672	375,636

Total	3,275,950	3,139,124	3,073,784	2,912,409	2,484,306
Operating Expenses	3,233,332	2,981,403	2,841,452	2,687,154	2,405,125

Earnings From Operations	42,618	157,721	232,332	225,255	79,181
Other, Net	19,392	10,333	10,747	27,790	33,236

Earnings Before Income Taxes	23,226	147,388	221,585	197,465	45,945
Income Taxes	8,940	56,187	84,300	77,393	18,500

Net Earnings Before Change in Accounting	14,286	91,201	137,285	120,072	27,445
Cumulative Effect of Change in Accounting	14,206	--	--	--	--

Net Earnings	28,492	91,201	137,285	120,072	27,445

Preferred Stock Dividends	--	--	--	--	271

Net Earnings Available to Common Shareholders	$28,492	$91,201	$137,285	$120,072	$27,174

Earnings Per Common Share: Basic (1)	$.30	$1.88	$2.77	$2.68	$.64
Diluted (1)	$.30	$1.85	$2.72	$2.44	$.64

Dividends Per Common Share	$.16	$.16	$.16	$.15	$.15

Diluted Average Shares Outstanding	48,647	49,269	50,561	50,339	42,573

FINANCIAL STRUCTURE:
Property and Equipment	1,314,758	1,115,712	1,010,721	901,303	864,735
Total Assets	1,745,919	1,643,250	1,501,577	1,365,973	1,307,422
Long-term Debt	322,230	314,707	249,149	250,559	524,440
Shareholders' Equity	862,855	858,207	769,152	670,915	431,830
NUMBER OF SHIPMENTS:
Domestic	322,493	316,391	316,590	297,032	254,234
International	6,558	7,038	6,451	5,699	5,036

Total	329,051	323,429	323,041	302,731	259,270

(1)For 2000, net earnings per common share is shown exclusive of the cumulative effect of a change in accounting for major engine overhaul costs. Basic and diluted earnings per share inclusive of the change was $.59.

AIRBORNE, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS:
    The Company's operating performance for 2000 was substantially below the results reported for 1999. A decline in the Company's core domestic shipments was the primary factor for the deterioration in earnings. With the slow growth in total shipment volumes, productivity gains were difficult to achieve and not sufficient to offset increases in operating costs. High fuel costs and poor weather late in the year coupled with additional costs to service the Company's new airborne@home service also had a negative impact on earnings.
    Net earnings in 2000 were $28.5 million or $.59 per diluted share, which includes a credit due for a change in accounting for certain major engine overhaul costs. Net earnings before this change were $14.3 million, or $.30 per share compared to $91.2 million, or $1.85 per share in 1999. Net earnings were $137.3 million or $2.72 per share in 1998.
    Effective at the beginning of 2000, the Company changed from the accrual method of accounting for DC-9 major engine overhaul costs to the direct expense method where costs are expensed as incurred. The cumulative effect of this change in accounting resulted in a non-cash credit of $14.2 million, net of taxes, or $.29 per share.

The following table is an overview of the Company's shipments, revenue and weight trends for the last three years:

                                        2000         1999         1998
                                        ----         ----         ----
Number of Shipments (in thousands):
  Domestic
    Overnight                        185,419      186,346      186,321
    Next Afternoon Service            54,213       56,201       58,186
    Second Day Service                82,583       73,556       71,724
    100 lbs. and Over                    278          288          359
                                     -------      -------      -------
      Total Domestic                 322,493      316,391      316,590
                                     -------      -------      -------
  International
    Express                            6,157        6,639        6,017
    Freight                              401          399          434
                                     -------      -------      -------
      Total International              6,558        7,038        6,451
                                     -------      -------      -------

  Total Shipments                    329,051      323,429      323,041
                                     =======      =======      =======

Average Pounds Per Shipment:
  Domestic                               4.3          4.2          4.3
  International                         51.8         44.2         42.6

Average Revenue Per Pound:
  Domestic                           $  2.03       $ 2.03       $ 1.96
  International                      $  1.10       $ 1.17       $ 1.31

Average Revenue Per Shipment:
  Domestic                           $  8.92       $ 8.76       $ 8.56
  International                      $ 57.96       $52.05       $56.03

    Total revenues increased 4.4% to $3.28 billion in 2000, compared to revenue growth of 2.1% in 1999 and 5.5% in 1998. Shipment volume was 329.1 million shipments in 2000, increasing 1.7% compared to growth of .1% in 1999 and 6.7% in 1998.
    Domestic revenues increased 4.4% to $2.9 billion in 2000, compared to domestic revenue growth of 2.2% in 1999 and 7.9% in 1998. Domestic shipments increased 1.9% to 322.5 million compared to flat growth in 1999 and 6.6% in 1998. Domestic revenues were aided by the implementation of a 3% fuel surcharge in February 2000 with an additional 1% added in October 2000. Fuel surcharge revenues totaled $77.6 million in 2000 and accounted for 63% of the increase in domestic revenues. Also impacting domestic revenue growth was the expansion of the Company's charter services, which contributed $18.9 million in revenues in 2000 compared to $2.5 million in 1999 and $2.8 million in 1998. Average revenue per domestic shipment was $8.92 in 2000 compared to $8.76 for 1999 and $8.56 for 1998.
    Core product shipment volumes experienced a disappointing .9% decline in 2000. The Company's core products include its Overnight Service, Next Afternoon Service (NAS) and Second Day Service (SDS) excluding airborne@home shipments. Airborne@home shipments are classified with Second Day Service (SDS) volumes for statistical reporting purposes. Higher yielding Overnight shipments decreased .5% in 2000 compared to flat growth in 1999 and 7.8% growth in 1998. The NAS product decreased 3.5% and 3.4% in 2000 and 1999, respectively and grew 8.2% in 1998. Core SDS shipment volumes grew .5%, 2.1% and 2.3% in 2000, 1999 and 1998, respectively. Overnight shipments accounted for 57.5% of total domestic shipments in 2000 compared to 58.9% in 1999 and 1998. The deferred NAS and SDS products comprise the balance of the Company's domestic product mix.
    The Company's new airborne@home product, which was introduced in late 1999, provided virtually all of the Company's shipment growth in 2000 and totaled 9.0 million shipments in 2000 compared to .3 million shipments in 1999. This service is intended to capture primarily business-to-consumer shipments from e-commerce and catalog fulfillment providers. airborne@home utilizes an arrangement with the U.S. Postal Service to provide final delivery of the product.
    International revenues increased 3.8% in 2000 with shipments decreasing 6.8%. Higher yielding international freight shipments increased slightly over 2000 while lower yielding international express product volumes decreased 7.3% due to the loss in early 2000 of a major customer. International revenues increased 1.4% in 1999 on shipment growth of 9.1%. In 1998, revenues declined 9.1% on shipment growth of 13.2%. While growth in the international freight segment was encouraging in the second half of 2000, a shift in mix during the year towards lower margin import business coupled with overall cost increases from airlines resulted in a deterioration in margins and international segment profitability. Lower international express volumes also contributed to the decline in profitability. The international segment contribution to earnings from operations was a loss of $7.3 million in 2000, compared to earnings of $1.1 million in 1999 and $1.5 million in 1998.

    OPERATING EXPENSES are affected by shipment volume, productivity levels, costs incurred to increase capacity and expand service, fuel price volatility and discretionary items such as the level of sales and marketing expenditures. Operating expenses as a percentage of revenues increased to 98.7% of revenues in 2000 compared to 95.0% in 1999 and 92.4% in 1998. Measuring cost performance on a per shipment basis, total operating expenses per shipment increased 6.6% to $9.83, compared to $9.22 in 1999 and $8.80 in 1998. The significantly higher cost of jet fuel was a major factor impacting operating expenses in 2000. Excluding the cost of jet fuel, operating cost per shipment rose 4.5% to $9.26 compared to $8.86 in 1999 and $8.45 in 1998. Additionally, productivity, as measured by shipments handled per paid employee hour declined .9% in 2000, compared to a decline of 2.5% in 1999 and an improvement of 1.4% in 1998. The Company continued to manage productivity at levels sufficient to maintain a high level of overall service integrity with its customers. A comparison of operating expense components is discussed below.
    Transportation purchased increased as a percentage of revenues to 31.8% in 2000 as compared to 30.8% in 1999 and 30.7% in 1998. This increase was primarily due to higher costs in farmed out pickup and delivery, international airline and surface line haul as well as fuel surcharges on these services. An increase in airborne@home shipment volumes was also a significant contributor to the increase as this category includes the U.S. Postal Service delivery costs necessary to support the new product. Due to the higher than expected volumes of this product during certain periods of the holiday season, additional and often times more expensive line hauls were incurred to meet service requirements.
    Station and ground expense as a percentage of revenues was 32.2% in 2000 compared to 31.1% in 1999 and 29.8% in 1998. The increase in this category as a percentage of revenues in 2000 compared to 1999 was primarily a result of a decline in productivity, increases in wage related costs to maintain service, and poor weather in the latter part of 2000.
    Flight operations and maintenance expense as a percentage of revenues was 18.0% in 2000 compared to 16.4% in 1999 and 15.5% in 1998. This category of expense was impacted during 2000 by higher fuel costs. The average aviation fuel price, exclusive of fuel hedge settlements was $1.02 per gallon in 2000 compared to $.64 per gallon in 1999 and $.57 per gallon in 1998. Aviation fuel consumption increased 1.8% to 184.1 million gallons compared to a .9% decrease in consumption in 1999 over 1998. Consumption totals include fuel used to service the Company's expanded charter operations. Excluding charters, total fuel consumed in 2000 decreased .5%. The decrease was due to the placing of nine additional 767 aircraft in service thereby allowing less fuel-efficient DC-8 aircraft to be moved to shorter lane segments, backup status or charter operations, or removed from service. The high cost of fuel through 1999 and 2000 hampered the Company's efforts to enter into fuel hedging contracts at acceptable price levels. No fuel contract hedges were outstanding as of either the year ended December 31, 2000 or 1999. The Company incurred settlement expense equivalent to approximately $.01 per gallon in 1999 and $.04 in 1998 as a result of fuel hedging contracts.
    Effective January 1, 2000 the Company began to expense DC-9 major engine overhaul costs directly to maintenance expense as costs were incurred. Engine overhaul costs charged to expense as incurred in 2000 and included in flight operations and maintenance were previously accrued in advance of the next scheduled overhaul and charged to the depreciation and amortization category.
    General and administrative expense as a percentage of revenues increased to 7.9% in 2000 compared to 7.6% in 1999 and 8.0% in 1998. The increase in 2000 was primarily due to wage and compensation cost pressures.
    Sales and marketing costs were 2.5% of revenues in 2000 and 1999 and 2.3% in 1998. In an effort to improve shipment growth the Company plans on adding sales personnel in 2001 as well as expanding its marketing efforts.
    Depreciation and amortization expense constituted 6.3% of revenues in 2000 compared to 6.7% in 1999 and 6.0% in 1998. The decrease in expense is due primarily to the effect of the change in accounting for engine overhauls discussed above but is offset by an increase in depreciation associated with the additional 767 aircraft placed in service during 2000 and the later part of 1999. In 2000, this expense category also includes an impairment loss of $4.0 million on three DC-8 aircraft which were removed from service.

    INTEREST EXPENSE increased in 2000 compared to 1999, primarily as a result of the higher level of average outstanding borrowings. Interest capitalized in 2000 of $6.8 million was primarily related to the acquisition and modification of 767 aircraft and compares to capitalized interest of $4.0 million in 1999 and $5.9 million in 1998. The Company anticipates the level of capitalized interest in 2001 to be less than the amount recorded in 2000 due to fewer 767 aircraft being modified and placed in service.

    OTHER income includes gains on sale and realized income from securities held, foreign joint venture earnings and costs associated with accounts receivable securitization transactions. In 2000, a gain of $1.9 million was recorded on the sale of common stock received in connection with the demutualization of Metropolitan Life Insurance Company. The shares were received since the Company held certain employee benefit policies with Metropolitan. In 1999, a gain of $4.6 million was realized on the sale of 34% of the Company's investment in Equant N.V., an international data network services company. The Company acquired its interest in Equant through its membership in SITA, a cooperative of major airline companies, which primarily provides data communication services to the air transport industry.

    INCOME TAXES for 2000 resulted in an effective tax rate on earnings from continuing operations of 38.5% compared to 38.1% in 1999 and 38.0% in 1998. The higher tax rates in 2000 were primarily due to higher non- deductible expenses in relation to earnings and higher effective state tax rates.

    The Company is undertaking a number of initiatives targeted to improve revenue growth and profitability. In January 2001, the Company announced a new pricing structure for its domestic services that include a rate increase, a shift to zone-based pricing, and a non-scheduled pickup fee. Additionally, a new product, Ground Delivery Service (GDS) is scheduled to be introduced beginning April 2001. This product will leverage the Company's sort and line haul infrastructure and will provide the Company the ability to offer customers both air and ground services. Other initiatives targeted to improve growth include expanded logistics capabilities, e-commerce and marketing alliances, as well as an expansion of the Company's sales force.

    The strength of the U.S. and global economies will have an impact on the results of operations in 2001 and beyond. The consensus forecast of some experts indicates very slow U.S. economic growth in the first half of 2001, with growth improving somewhat in the second half of the year. Looking ahead, it is difficult at this point to project a trend for all of 2001 regarding volume growth, but the Company is anticipating modest shipment growth somewhat commensurate with these forecasts. The Company's focus will continue to be on managing yields and cost per shipment to improve margins, while maintaining the high level of customer service.

FINANCIAL CONDITION:
    CAPITAL EXPENDITURES and financing associated with those expenditures have been the primary factors affecting the financial condition of the Company over the last three years. A significant portion of these expenditures has been related to the acquisition and modification of aircraft and related flight equipment. Over the past two years the Company accelerated its program to acquire and deploy Boeing 767 aircraft - which provide a high level of operating efficiency compared to the DC-8 aircraft. The Company acquired nine 767 aircraft during 2000. Accordingly, total capital expenditures net of dispositions increased to $368 million in 2000 compared to $293 million in 1999 and $283 million in 1998. At the end of 2000, there were 120 aircraft in service, consisting of 17 767s, 30 DC-8s and 73 DC-9s. In addition, there were two 767 and one DC-9 aircraft in modification status. Other capital expenditures in 2000 included vehicles for expansion and replacement, facilities and package handling equipment, leasehold improvements for new or expanded facilities and computer equipment.
    The level of planned capital spending for 2001 has been significantly reduced compared to 2000, primarily as a result of fewer planned aircraft acquisitions. The Company anticipates 2001 capital expenditures of approximately $260 million. This includes aircraft related expenditures of approximately $111 million, including the acquisition of three additional 767 aircraft. Also included is an estimated $30 million for vehicles and facility expansion related to the Ground Delivery Service program being launched in the second quarter. Other expenditures are primarily related to facilities and package handling equipment, leasehold improvements for new or expanded facilities, information systems development and equipment, and replacement vehicles.
    As the Company places additional 767 aircraft into service over the next few years, it may continue to remove additional DC-8's from service. This will depend on factors such as overall capacity requirements and the availability of placing aircraft for charter operations. At December 31, 2000 there were five DC-8 aircraft removed from service.
    The Company has commitments to acquire a total of 30 767 aircraft including the 19 aircraft owned and the three aircraft which will be delivered in 2001. The remaining 767 aircraft are to be delivered in 2002 and 2003. Additional 767 commitments may be made depending on capacity requirements or for operating efficiency purposes.

LIQUIDITY AND CAPITAL RESOURCES:
    A majority of the liquidity for financing capital expenditures in the past three years came from internally generated cash provided by operations. Cash provided by operations net of changes in working capital was approximately $264 million in 2000 compared to $259 million in 1999 and $345 million in 1998. Additional liquidity of $150 million was provided in 2000 from advances under a receivable securitization facility implemented in December 2000. Also, the Company's unsecured revolving bank credit agreement has been used as a source of liquidity for periods between other financing transactions.
    The Company completed a share repurchase of 1 million shares of common stock in June 2000 for approximately $20.7 million, which were added to the Company's treasury stock. The shares were repurchased pursuant to a 4 million stock repurchase program authorized by the Board of Directors in 1998. The Company has no current plans to purchase additional shares under the remaining repurchase authority.
    In July 2000, the Company replaced its revolving bank credit facility with a new agreement expiring June 30, 2005. The revolving bank credit is for a total commitment of $275 million, subject to certain financial covenants. The Company was in compliance with covenants at December 31, 2000. One of these covenants requires a fixed charge coverage ratio of 2.75 or greater to be maintained on a prior four quarter reporting basis. The Company's ratio of fixed charge coverage was approximately 2.95 at December 31, 2000. The fixed charge coverage ratio may not be met for the March 31, 2001 reporting date as a result of the decreased level of operating earnings over recent quarters. The Company is pursuing strategies to ensure the borrowing commitment under the bank revolver facility is maintained. These strategies may include obtaining covenant waivers, renegotiating terms of the agreement, and reducing amounts outstanding under the agreement through other financing options available to the Company.
    The Company also has available $30 million under unsecured, uncommitted money market lines of credit with two banks, used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
    Reliance on the bank facilities increased during 1999 and 2000 as the result of the level of capital expenditures exceeding cash provided by operating activities. At December 31, 2000, a total of $103.0 million was owed under the revolving bank credit and money market agreements compared to $95.0 million outstanding at December 31, 1999.
    In December 2000, the Company completed an agreement for an accounts receivable securitization facility for $200 million with a term of up to three years. This facility is accounted for as a sale of assets. Therefore, the amount outstanding is not reflected as long-term debt on the balance sheet and is not included in the debt capitalization ratio referred to below. At December 31, 2000, the Company had $150 million of sales proceeds drawn and outstanding under the facility.
    The Company's percentage ratio of total long-term debt to total capitalization was 24.6% at December 31, 2000, compared to 24.7% at December 31, 1999. Anticipated cash flow from 2001 operations and liquidity available under the accounts receivable securitization facility should provide the majority of the liquidity for projected 2001 capital expenditures. Accordingly, the debt-to-capitalization percentage ratio is not expected to change significantly during 2001.
    In management's opinion, the available capacity under the accounts receivable securitization facility and bank credit agreements coupled with anticipated internally generated cash flow from operations should provide adequate flexibility for financing growth in 2001.

INFLATION:
    The rate of inflation has been relatively constant over the past several years, and so has the impact of inflation on the Company's results of operations and financial condition. The effects of inflation have been considered in management's discussion where considered pertinent.

NEW ACCOUNTING PRONOUNCEMENTS:
    In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers of Servicing of Financial Assets and Extinguishments of Liabilities", which revises standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations.
    In 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued and requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended, will be implemented in 2001 and is no expected to have a material effect on the Company's financial position or results of operations.

FORWARD LOOKING STATEMENTS:
    Statements contained herein and in other parts of this annual report which are not historical facts are considered forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Such statements relating to future events involve risks and uncertainties which are inherently difficult to predict, including statements regarding future shipment growth and product acceptance, capacity requirements, capital expenditure levels and the adequacy of available financing capacity. Actual results, however, may vary because of competitor pricing initiatives, customer demand for time-definite and deferred services, the ability of management to successfully implement growth and profitability initiatives, economic and regulatory conditions, fuel price volatility and labor disputes.

AIRBORNE, INC. AND SUBSIDIARIES

RESPONSIBILITY FOR FINANCIAL REPORTING

    The management of Airborne, Inc. has the responsibility for preparing the accompanying consolidated financial statements of the Company and for their integrity and objectivity. The consolidated financial statements have been prepared by the management of the Company in accordance with accounting principles generally accepted in the United States of America using management's best estimates and judgment where necessary. Financial information appearing throughout this annual report is consistent with that in the consolidated financial statements.
    To help fulfill its responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management's authorizations and are reflected accurately in the Company's records. The concept of reasonable assurance is based on the recognition that the cost of maintaining a system of internal accounting controls should not exceed benefits expected to be derived from the system. The Company believes that its long-standing emphasis on the highest standards of conduct and ethics set forth in comprehensive written policies serves to reinforce its system of internal controls.
    Deloitte & Touche LLP, independent auditors, audited the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America to independently assess the fair presentation of the Company's financial position results of operations and cash flows.
    The Audit Committee of the Board of Directors, composed entirely of outside directors, oversees the fulfillment by management of its responsibilities over financial controls and the preparation of financial statements. The Audit Committee meets with the independent auditors during the year to review audit plans and audit results. This provides the auditors direct access to the Board of Directors.
    Management recognizes its responsibility to conduct the business of Airborne, Inc. in accordance with high ethical standards. This responsibility is reflected in key policy statements that, among other things, address potentially conflicting outside business interests of Company employees and specify proper conduct of business activities. Ongoing communications and review programs are designed to help ensure compliance with these policies.

/s/ Robert S. Cline                     /s/ Lanny H. Michael
Robert S. Cline                         Lanny H. Michael
Chairman of the Board and               Senior Vice President and
Chief Executive Officer                 Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

Board of Directors
Airborne, Inc. and subsidiaries
Seattle, Washington

    We have audited the accompanying consolidated balance sheets of Airborne, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of net earnings, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.
    As discussed in Note A to the financial statements, the Company changed its method of accounting for major engine overhaul costs on DC-9 aircraft effective January 1, 2000.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
February 9, 2001
Seattle, Washington

AIRBORNE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF NET EARNINGS
Year Ended December 31	2000	1999	1998
	(In thousands except per share data)
REVENUES:
Domestic	$2,895,818	$2,772,782	$2,712,344
International	380,132	366,342	361,440

	3,275,950	3,139,124	3,073,784
OPERATING EXPENSES:
Transportation purchased	1,042,541	965,722	944,357
Station and ground operations	1,055,142	975,669	914,919
Flight operations and maintenance	588,582	513,337	477,799
General and administrative	258,149	240,089	248,497
Sales and marketing	82,512	77,196	71,354
Depreciation and amortization	206,406	209,390	184,526

	3,233,332	2,981,403	2,841,452

EARNINGS FROM OPERATIONS	42,618	157,721	232,332
OTHER INCOME (EXPENSE):
Interest, net	(23,425)	(17,262)	(12,882)
Other	4,033	6,929	2,135

EARNINGS BEFORE INCOME TAXES	23,226	147,388	221,585
INCOME TAXES	8,940	56,187	84,300

NET EARNINGS BEFORE CHANGE IN ACCOUNTING	$14,286	$91,201	$137,285
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING	14,206	--	--

NET EARNINGS	$28,492	$91,201	$137,285

EARNINGS PER SHARE:
BASIC-
Before change in accounting	$.30	$1.88	$2.77
Cumulative effect of change in accounting	.29	--	--

Earnings per basic share	$.59	$1.88	$2.77

DILUTED-
Before change in accounting	$.30	$1.85	$2.72
Cumulative effect of change in accounting	.29	--	--

Earnings per diluted share	$.59	$1.85	$2.72

DIVIDENDS PER SHARE	$.16	$.16	$.16

See notes to consolidated financial statements.

AIRBORNE, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
December 31	2000	1999
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$40,390	$28,678
Trade accounts receivable, less allowance of $10,290,000 and $9,640,000	218,685	339,044
Spare parts and fuel inventory	43,231	44,263
Refundable income taxes	21,595	1,679
Deferred income tax assets	28,839	31,950
Prepaid expenses and other	20,809	24,456

TOTAL CURRENT ASSETS	373,549	470,070
PROPERTY AND EQUIPMENT, NET	1,314,758	1,115,712
EQUIPMENT DEPOSITS AND OTHER ASSETS	57,612	57,468

TOTAL ASSETS	$1,745,919	$1,643,250

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$180,623	$142,087
Salaries, wages and related taxes	71,179	65,276
Accrued expenses	83,518	78,755
Income taxes payable	--	3,282
Current portion of debt	477	442

TOTAL CURRENT LIABILITIES	335,797	289,842

LONG-TERM DEBT	322,230	314,707
DEFERRED INCOME TAX LIABILITIES	125,444	99,169
POSTRETIREMENT LIABILITIES	62,360	46,552
OTHER LIABILITIES	37,233	34,773
COMMITMENTS AND CONTINGENCIES (Note H)
SHAREHOLDERS' EQUITY:
Preferred Stock, without par value - Authorized 5,200,000 shares, no shares issued
Common Stock, par value $1 per share - Authorized 120,000,000 shares Issued 51,279,651 and 51,176,018	51,280	51,176
Additional paid-in capital	303,885	298,742
Retained earnings	567,700	546,962
Accumulated other comprehensive income	(136)	918

	922,729	897,798
Treasury stock, 3,244,526 and 2,491,078 shares, at cost	(59,874)	(39,591)

	862,855	858,207

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,745,919	$1,643,250

See notes to consolidated financial statements.

AIRBORNE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended December 31	2000	1999	1998
	(In thousands)
OPERATING ACTIVITIES:
Net Earnings	$28,492	$91,201	$137,285
Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of change in accounting	(14,206)	--	--
Depreciation and amortization	206,406	188,955	168,029
Deferred income taxes	20,679	6,889	9,538
Postretirement obligations	15,808	15,197	13,846
Provision for aircraft engine overhauls	--	20,435	16,497
Other	5,833	529	(1,590)

CASH PROVIDED BY OPERATIONS	263,012	323,206	343,605

Change in:
Proceeds from receivable securitization facility	150,000	--	--
Receivables	(29,641)	(15,866)	(629)
Inventories and prepaid expenses	4,679	(3,296)	(1,475)
Refundable income taxes	(19,916)	(1,679)	--
Accounts payable	38,536	(10,913)	9,034
Accrued expenses salaries and taxes payable	7,384	(32,534)	(5,532)

NET CASH PROVIDED BY OPERATING ACTIVITIES	414,054	258,918	345,003

INVESTING ACTIVITIES:
Additions to property and equipment	(372,575)	(294,319)	(285,481)
Dispositions of property and equipment	4,713	1,693	2,598
Proceeds from sale of securities	1,913	4,603	--
Expenditures for engine overhauls	--	(18,735)	(22,846)
Other	(16,794)	(5,453)	(4,584)

NET CASH USED BY INVESTING ACTIVITIES	(382,743)	(312,211)	(310,313)

FINANCING ACTIVITIES:
Proceeds (payments) on bank notes, net	8,000	66,000	(1,000)
Repurchase of common stock	(20,662)	--	(38,835)
Principal payments on debt	(442)	(410)	(381)
Proceeds from common stock issuance	1,259	5,480	6,509
Dividends paid	(7,754)	(7,778)	(7,829)

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(19,599)	63,292	(41,536)

NET INCREASE (DECREASE) IN CASH	11,712	9,999	(6,846)

CASH AT BEGINNING OF YEAR	28,678	18,679	25,525

CASH AT END OF YEAR	$40,390	$28,678	$18,679

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year -
Interest, net of amount capitalized	$24,066	$17,429	$13,227
Income taxes	10,604	53,628	68,301
Non-cash financing activities -
Contribution of treasury stock to profit sharing plans	4,367	--	341
See notes to consolidated financial statements.

AIRBORNE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
	(In Thousands)
BALANCE at JANUARY 1,1998	$50,428	$287,209	$334,083	$--	$(805)	$670,915
Comprehensive income:
Net earnings			137,285			137,285
Other comprehensive income, net of tax-
Unrealized securities gains				947		947
Foreign currency translation adjustments				(181)		(181)

Total comprehensive income	--	--	137,285	766	--	138,051
Common stock dividends paid			(7,829)			(7,829)
Repurchase of common stock					(38,835)	(38,835)
Exercise of stock options	391	6,093			25	6,509
Contribution of treasury stock to profit sharing plans		327			14	341

BALANCE at DECEMBER 31, 1998	$50,819	$293,629	$463,539	$766	$(39,601)	$769,152
Comprehensive income:
Net earnings			91,201			91,201
Other comprehensive income, net of tax-
Unrealized securities gains				29		29
Foreign currency translation adjustments				123		123

Total comprehensive income	--	--	91,201	152	--	91,353
Common stock dividends paid			(7,778)			(7,778)
Exercise of stock options	357	5,113			10	5,480

BALANCE at DECEMBER 31, 1999	$51,176	$298,742	$546,962	$918	$(39,591)	$858,207
Comprehensive income:
Net earnings			28,492			28,492
Other comprehensive income, net of tax-
Unrealized securities losses				(769)		(769)
Foreign currency translation adjustments				(285)		(285)

Total comprehensive income	--	--	28,492	(1,054)	--	27,438
Common stock dividends paid			(7,754)			(7,754)
Repurchase of common stock					(20,662)	(20,662)
Exercise of stock options	104	1,155				1,259
Contribution of treasury stock to profit sharing plans		3,988			379	4,367

BALANCE at DECEMBER 31, 2000	$51,280	$303,885	$567,700	$(136)	$(59,874)	$862,855

See notes to consolidated financial statements.

AIRBORNE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
REORGANIZATION
    Effective December 26, 2000, the Company reorganized its corporate structure through the creation of a new holding company, Airborne, Inc. (the Company). Pursuant to a reorganization agreement, Airborne Express, Inc., (formerly Airborne Freight Corporation), ABX Air, Inc., and Sky Courier, Inc. (formerly Airborne Forwarding Corporation) became wholly- owned subsidiaries of Airborne, Inc. Holders of outstanding Airborne Freight Corporation common shares, $1.00 par value, automatically became holders of Airborne, Inc. common shares at the same par value.

NATURE OF OPERATIONS
    The Company's revenues are primarily derived from domestic and international transportation of shipments. The Company provides door-to- door express delivery of small packages and documents throughout the United States and to most foreign countries. The Company also acts as an international and domestic freight forwarder for shipments of any size. Most domestic shipments are transported on the Company's own airline and a fleet of ground transportation vehicles through its Company-owned airport and central sorting facilities, or one of nine regional hubs. International shipments are transported utilizing a combination of the Company's domestic network, commercial airline lift capacity, and through a network of offshore Company offices and independent agents.
    As of December 31, 2000, the Company had approximately 10,600 employees (44% of total employees), including approximately 800 pilots, employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement that becomes amendable on July 31, 2001. Most labor agreements covering the Company's ground personnel expire in either 2003 or 2004. The Company has not experienced any significant disruptions from labor disputes in the past.

PRINCIPLES OF CONSOLIDATION
    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation.

USE OF ESTIMATES
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Changes in these estimates and assumptions may have a material impact on the financial statements.

CASH
    The Company has a cash management system under which a cash overdraft exists for uncleared checks in the Company's primary disbursement accounts. The cash amount in the accompanying financial statements represents balances in other accounts prior to being transferred to the primary disbursement accounts. Uncleared checks of $51,738,000 and $43,246,000 are included in accounts payable at December 31, 2000 and 1999, respectively.

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
    As of December 31, 2000, residual values on three DC-8 aircraft that were removed from service were adjusted to fair value in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". During 2000, an impairment loss of $3,956,000 was recorded and included in depreciation and amortization expense in the consolidated statements of net earnings. The fair values of the aircraft were adjusted to their estimated parts value. The fair value approximated net book value on two additional DC-8 aircraft which had been removed from service as of December 31, 2000.
    Major engine overhauls as well as ordinary engine maintenance and repairs for DC-8 and 767 aircraft are performed by third-party service providers under long-term contracts. Service costs under the contracts are based upon hourly rates for engine usage and are charged to expense in the period utilization occurs. Beginning in 2000, major engine overhauls for DC- 9 aircraft are expensed as incurred. As discussed in "Change in Accounting" below, prior to 2000 the Company provided accruals for costs in advance of the next scheduled overhaul. The provision for engine overhauls was included in depreciation and amortization expense in prior years.

CAPITALIZED INTEREST
    Interest incurred during the construction period of certain facilities and on aircraft purchase and modification costs is capitalized until the date the asset is placed in service as an additional cost of the asset. Capitalized interest was $6,770,000, $3,969,000 and $5,850,000 for 2000, 1999 and 1998, respectively.

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

FUEL CONTRACTS
    The Company has, in the past, utilized fuel contract hedges with financial institutions to limit its exposure to volatility in jet fuel prices. Under terms of the contracts, the Company either made or received payments if the market price of heating oil, as determined by an index of the monthly NYMEX Heating Oil futures contracts, was lower than or exceeded certain prices agreed to between the Company and the financial institutions. Settlements were made in cash and recorded in the period of settlement as either an increase or decrease to fuel expense.
    The Company had no fuel contract hedges outstanding at December 31, 2000. There were no settlement payments made on fuel contract hedges during 2000. Settlement payments of $1,886,000 and $7,915,000 were made during 1999 and 1998, respectively. The Company may enter into fuel contract hedges in future periods depending on pricing and market conditions.
    The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". As amended by SFAS No. 137, this statement will be effective for fiscal year 2001. SFAS No. 138, an additional amendment, and SFAS No. 133 require an entity to recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value.
    Under the cash flow hedge provisions of SFAS Nos. 133 and 138, the Company will be required to record all outstanding fuel contracts at fair value, with corresponding changes in fair value recorded as a component of Other Comprehensive Income if the hedges are determined to be effective. Upon implementation in 2001, the Company does not anticipate the provisions of SFAS Nos. 133 and 138 will have a material effect on its financial condition or results of operations.

COMPREHENSIVE INCOME
    Comprehensive income includes net income and other comprehensive income which includes changes in equity arising during the period from holding investments in marketable securities and foreign joint ventures.

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

CHANGE IN ACCOUNTING
    Effective January 1, 2000, the Company changed its method of accounting for major engine overhaul costs on DC-9 aircraft from the accrual method to the direct expense method where costs are expensed as incurred. Previously, these costs were accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. The Company believes that this new method is preferable because it is more consistent with industry practice and appropriate given the relatively large size of its DC-9 fleet.
    The cumulative effect of this change in accounting resulted in a non- cash credit in 2000 of $14,206,000 net of taxes, or $.29 per diluted share. Excluding the cumulative effect, this change increased net earnings for 2000 by approximately $3,687,000, net of tax or $.08 per diluted share. If the accounting change had been retroactively applied, net earnings and earnings per diluted share would have been as follows (in thousands except per share data):

Year Ended December 31                                1999         1998
                                                      ----         ----
As reported:
     Net Earnings                                   $91,201     $ 137,285
     Earnings per diluted share                     $  1.85     $    2.72

Proforma:
     Net Earnings                                   $94,828     $ 135,819
     Earnings per diluted share                     $  1.92     $    2.69

RECLASSIFICATIONS
    Certain amounts for prior years have been reclassified in the consolidated financial statements to conform to the classification used in 2000.

NOTE B - FAIR VALUE INFORMATION
The carrying amounts and related fair values of the Company's financial instruments are as follows (in thousands):

December 31                             2000                  1999
-----------                             ----                  ----
                                Carrying       Fair   Carrying       Fair
                                  Amount      Value     Amount      Value
                                  ------      -----     ------      -----
Marketable securities           $ 18,747   $ 18,747   $ 19,619   $ 19,619
Long-term debt                   322,707    306,078    315,149    314,804

    Marketable securities consist primarily of commingled investment funds that may be used for funding non-qualified pension plan obligations. These securities are considered available-for-sale securities for financial reporting purposes and are classified with equipment deposits and other assets on the consolidated balance sheets. Fair value for these investments is based on quoted market prices for the securities underlying the investment funds or the same securities. Unrealized losses on these securities, which are included in other comprehensive income, were $1,248,000 for 2000. Unrealized gains on these securities were $47,000 and $1,540,000 for 1999 and 1998, respectively. Realized gains recognized in 2000, 1999 and 1998 were $1,117,000, $1,268,000 and $1,531,000, respectively.
    Discussion regarding the fair value of the Company's long-term debt and fuel contracts is disclosed in the respective notes to the consolidated financial statements. Carrying amounts for cash, trade accounts receivable and current liabilities approximate fair value.

NOTE C - ACCOUNTS RECEIVABLE
Accounts receivable consist of the following (in thousands):

December 31                                            2000         1999
                                                       ----         ----
Retained interest in securitized accounts
receivable:
     Securitized trade accounts receivable          $340,838     $      -
Less: Proceeds from sale of undivided interest in
receivables                                         (150,000)           -
Less: Allowance for doubtful accounts                 (8,610)           -
                                                    --------     --------
     Retained interest in securitized accounts
receivable, net                                      182,228            -

Other accounts receivable:
     Other trade accounts receivable                  38,137      348,684
Less: Allowance for doubtful accounts                 (1,680)      (9,640)
                                                    --------     --------
Other trade accounts receivable, net                  36,457      339,044
                                                    --------     --------
Accounts receivable on consolidated balance sheets  $218,685     $339,044

    The Company entered into an agreement with a financial institution in December 2000 to finance the sale, on a continuous basis, of an undivided interest in all eligible U.S. trade accounts receivables through an accounts receivable securitization facility. This financing agreement is accounted for as a sale of assets under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".
    To facilitate the sales, the Company formed Airborne Credit, Inc. ("ACI"), a wholly-owned, special purpose, bankruptcy remote subsidiary consolidated by the Company. The Company transfers substantially all of its U.S. trade account receivables to ACI, who's sole purpose, in turn, is to sell an undivided interest in the receivables to an unrelated third party and receive proceeds of up to $200,000,000. The facility has a committed term of three years, subject to annual renewal of a separate liquidity facility. The Company retains the servicing of the receivables transferred to ACI.
    To the extent that customers default on the receivables, losses will first reduce the Company's retained interest in the receivables prior to reducing the interests sold through the facility. Any increase in actual defaults above the recorded amount of allowance for doubtful accounts would decrease the value of the Company's retained interest.
    Upon the sale of the undivided interest in the receivables, the Company incurs a liability to fund the purchaser's costs of financing the proceeds. This liability is recorded at the time of sale and is estimated based on projected financing costs over the projected life of the receivable interests sold. Discounts associated with the sale of receivables, primarily related to recording the obligation to fund the purchaser's costs, were $96,000 for 2000 and are included in other expense in the consolidated statements of net earnings. The Company does not believe any difference between the projected and actual financing costs would have a material effect on the financial condition or results of operations.
    In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 is not expected to have a material effect on the Company's financial position or its results of operations.

NOTE D - PROPERTY AND EQUIPMENT
Property and equipment consists of the following (in thousands):

December 31                                           2000         1999
-----------                                           ----         ----
Flight equipment                                   $1,871,137   $1,584,089
Land, buildings and leasehold improvements            269,723      246,004
Package handling and ground support equipment         200,796      175,081
Vehicles and other equipment                          278,585      268,161
                                                   ----------   ----------
                                                    2,620,241    2,273,335
Accumulated depreciation and amortization          (1,305,483)  (1,157,623)
                                                   ----------   ----------
                                                   $1,314,758   $1,115,712
                                                   ==========   ==========

NOTE E - ACCRUED EXPENSES
Accrued expenses consist of the following (in thousands):

December 31                                           2000         1999
-----------                                           ----         ----
Insurance                                          $40,556      $28,377
Unearned revenues                                   17,176       15,781
Property and other taxes                             9,725        8,815
Other retirement plans                               7,000        3,584
Interest                                             2,738        2,762
Profit sharing retirement plan                         380       10,747
Aircraft lease payments                                  -        2,796
Other                                                5,943        5,893
                                                   -------      -------
                                                   $83,518      $78,755
                                                   =======      =======

NOTE F - INCOME TAXES
Deferred income tax assets and liabilities consist of the following (in thousands):

December 31                                           2000         1999
-----------                                           ----         ----
Employee benefits                                  $ 13,715     $ 19,025
Insurance                                            12,733        9,466
Bad debts, sales reserves and other                   2,391        3,459
                                                   --------     --------
Current net deferred income tax assets               28,839       31,950
                                                   --------     --------
Depreciation                                        146,677      122,974
Employee benefits                                   (17,062)     (10,033)
Insurance                                           (12,874)     (11,788)
Capitalized systems development                       3,671            -
Aircraft engine overhaul accrual                          -       (6,163)
Other                                                 5,032        4,179
                                                   --------     --------
Noncurrent net deferred income tax liabilities      125,444       99,169
                                                   --------     --------
Net deferred income tax liabilities                $ 96,605     $ 67,219
                                                   ========     ========

Income taxes consist of the following (in thousands):

Year Ended December 31                    2000        1999         1998
----------------------                    ----        ----         ----
Current:
   Federal                              $(11,785)    $44,215      $66,372
   State                                    (210)      4,920        7,800
   Foreign                                   256         163          590
                                         -------     -------      -------
                                         (11,739)     49,298       74,762
Deferred:
   Depreciation                           23,702      13,845       11,425
   Aircraft engine overhaul accrual        6,163        (637)       2,180
   Capitalized systems development         3,671           -            -
   Alternative Minimum Tax credit           (639)          -       11,761
   Employee benefits                      (1,684)     (7,230)      (6,240)
   Insurance accruals                     (4,352)     (1,794)      (2,178)
   Cumulative effect of change in
    accounting principle                  (8,707)          -            -
   Union pension benefits                      -           -       (8,225)
   Other                                   2,525       2,705          815
                                         -------     -------      -------
                                          20,679       6,889        9,538
                                         -------     -------      -------
                                         $ 8,940     $56,187      $84,300
                                         =======     =======      =======

     The income tax rate on earnings from continuing operations differed from the Federal statutory rate as follows:

Year Ended December 31                     2000        1999        1998
----------------------                     ----        ----        ----
Taxes computed at statutory rate of 35%    35.0%       35.0%       35.0%
State and foreign income taxes,
    net of Federal benefit                  3.0%        2.2%        2.3%
Tax effect of nondeductible expenses        6.7%        1.1%        0.7%
Tax credits                                (3.5%)         -           -
Other                                      (2.7%)      (0.2%)         -
                                         -------     -------     -------
                                           38.5%       38.1%       38.0%
                                         =======     =======     =======

NOTE G - LONG-TERM DEBT
Long-term debt consists of the following (in thousands):

December 31                                            2000         1999
-----------                                            ----         ----
Revolving credit notes payable to banks, effective
rate of 7.42% as of December 31, 2000              $ 75,000     $ 95,000
Money market lines of credit                         28,000           --
Senior notes, 8.875%, due December, 2002            100,000      100,000
Senior notes, 7.35%, due September, 2005            100,000      100,000
Refunding revenue bonds, effective rate of 4.95% as
of December 31, 2000, due June 2011                  13,200       13,200
Other                                                 6,507        6,949
                                                   --------     --------
                                                    322,707      315,149
  Less current portion                                  477          442
                                                   --------     --------
                                                   $322,230     $314,707
                                                   ========     ========

    The Company has a revolving bank credit agreement providing for a total commitment of $275,000,000. The agreement expires June 30, 2005. Interest rates for borrowings outstanding are generally determined by maturities selected and prevailing market conditions. The Company was in compliance with covenants of the revolving credit agreement during 2000, 1999 and 1998, including net worth restrictions that limit the payment of dividends ($142,173,000 of retained earnings was not restricted at December 31, 2000). One of the covenants requires a fixed charge coverage ratio of 2.75 or greater to be maintained on a prior four quarter reporting basis. The Company's ratio of fixed charge coverage was approximately 2.95 at December 31, 2000. The fixed charge coverage ratio may not be met for the March 31, 2001 reporting date as a result of the decreased level of operating earnings over recent quarters. The Company is pursuing strategies to ensure the borrowing commitment under the bank revolver facility is maintained. These strategies may include obtaining covenant waivers, renegotiating terms of the agreement, and reducing amounts outstanding under the agreement through other financing options available to the Company.
    The Company has available $30,000,000 of financing under uncommitted money market lines of credit with several banks. These facilities bear interest at rates that vary with the banks' cost of funds and are typically less than the prevailing bank prime rate. The average interest rate on these borrowings was 7.05% for 2000. These credit lines are used in conjunction with the revolving credit agreement to facilitate settlement and accommodate short-term borrowing fluctuations.
    The Company classified the borrowings outstanding under the money market lines of credit as long-term as of December 31, 2000. The Company had the intent and ability at that date to refinance these borrowings under the revolving credit agreement.
    The Company's tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates. The average interest rate on these borrowings was 4.2% during 2000. Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which had a net carrying value of $46,343,000 at December 31, 2000.
    The scheduled annual principal payments on long-term debt for the next five years are $477,000, $100,513,000, $553,000, $596,000 and $203,643,000 for 2001 through 2005, respectively.
    The fair value information shown in Note B reflects values for the Company's senior notes based on quoted market prices for the same issues. The carrying value of the Company's remaining long-term financial debt instruments approximates fair value primarily because of the repricing frequency of the instruments.

NOTE H - COMMITMENTS AND CONTINGENCIES
OPERATING LEASES
    The Company is obligated under various long-term operating lease agreements for certain equipment and for a substantial portion of its facilities. These leases expire at various dates through 2016. Rental expense for 2000, 1999 and 1998 was $95,559,000, $98,416,000 and $104,816,000, respectively.

Rental commitments under long-term operating leases at December 31, 2000 total $415,936,000 and are payable as follows (in thousands):

                                                   Facilities    Equipment
                                                   ----------    ---------
2001                                                 $ 76,350       $3,167
2002                                                   73,395        2,932
2003                                                   61,176        1,785
2004                                                   51,304          613
2005                                                   38,139           31
2006 and beyond                                       107,044            -

COMMITMENTS
    The Company has entered into firm agreements to purchase 11 used Boeing 767s and related freighter conversion kits at various dates through 2003. At December 31, 2000, cash deposits of $2,743,000 had been made toward these purchases. Additional deposits and payments for all aircraft acquisitions will approximate $67,321,000, $85,243,000 and $75,400,000 for 2001 through 2003, respectively. There are currently no aircraft related commitments extending beyond 2003.

CONTINGENCIES
    In the normal course of business, the Company has various legal claims and other contingent matters outstanding. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company's financial condition or results of operations as of and for the year ended December 31, 2000.

NOTE I - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
    The Company sponsors defined benefit and defined contribution pension plans and postretirement healthcare plans. These plans are generally provided to employees who are not covered by multi-employer plans to which the Company contributes under terms of various collective bargaining agreements.

Information regarding the Company's qualified defined benefit pension plans and postretirement healthcare plans is as follows (in thousands):

                                                                    Postretirement
                                             Pension Plans         Healthcare Plans
                                             -------------         ----------------
Year Ended December 31                      2000        1999        2000       1999
----------------------                      ----        ----        ----       ----
Reconciliation of benefit obligation:
   Obligation as of January 1            $ 111,902    $111,635   $  8,374   $ 9,234
   Service cost                             17,309      11,218        948       935
   Interest cost                            13,379       7,578        700       540
   Benefits paid                            (1,495)       (999)      (293)     (246)
   Actuarial gain (loss)                    26,755     (17,762)     1,286    (2,089)
   Plan transfers                                -         232          -         -
   Plan amendments                          52,755           -        110         -
                                         ---------    --------   --------   -------
   Obligation as of December 31          $ 220,605    $111,902   $ 11,125   $ 8,374
                                         =========    ========   ========   =======
Reconciliation of fair value of plan
assets:
   Plan assets as of January 1           $  94,511    $ 78,237   $      -   $     -
   Actual return on plan assets             (1,353)     13,309          -         -
   Employer contributions                   10,904       3,732        293       246
   Benefits paid                            (1,495)       (999)      (293)     (246)
   Plan transfers                                -         232          -         -
                                         ---------    --------   --------   -------
   Plan assets as of December 31         $ 102,567    $ 94,511   $      -   $     -
                                         =========    ========   ========   =======
Funded status:
   Funded status as of December 31       $(118,038)   $(17,391)  $(11,125)  $(8,374)
   Unrecognized prior service cost (income) 46,522      (1,625)      (438)     (668)
   Unrecognized net actuarial loss (gain)   28,691      (7,153)     1,279        28
   Unrecognized transition amount                -          30          -         -
                                         ---------     --------  --------   -------
   Accrued benefit liabilities           $ (42,825)   $(26,139)  $(10,284)  $(9,014)
                                         =========     ========  ========   =======

    Accrued expenses on the consolidated balance sheets include accrued qualified defined benefit pension plan liabilities of $7,000,000 and $3,584,000 as of December 31, 2000 and 1999, respectively. Long-term postretirement liabilities include postretirement healthcare and remaining qualified defined benefit pension plan liabilities of $46,109,000 and $31,569,000 as of December 31, 2000 and 1999, respectively, which do not require funding in the next year.

Net periodic benefit cost consists of the following components (in thousands):

                                                                          Postretirement
                                            Pension Plans                Healthcare Plans
                                            -------------                ----------------
Year Ended December 31               2000       1999       1998       2000      1999      1998
----------------------               ----       ----       ----       ----      ----      ----
Service cost                      $17,309    $11,218    $ 9,775    $   948   $   935   $   954
Interest cost                      13,379      7,578      6,403        700       540       529
Expected return on plan assets     (7,926)    (6,390)    (5,363)        --        --        --
Net amortization and deferral       4,828      1,115      1,584       (101)      (73)       29
                                  -------    -------    -------    -------   -------   -------
   Net periodic benefit cost      $27,590    $13,521    $12,399    $ 1,547   $ 1,402   $ 1,512
                                  =======    =======    =======    =======   =======   =======

Assumptions used in determining pension and postretirement healthcare obligations were as follows:

                                                                             Postretirement
                                                  Pension Plans             Healthcare Plans
                                                  -------------             ----------------
                                            2000      1999      1998     2000     1999     1998
                                            ----      ----      ----     ----     ----     ----
Discount rate                               7.25%     7.75%     6.75%    7.25%    7.75%   6.75%
Expected return on plan assets              8.00%     8.00%     8.00%      --       --       --
Rate of compensation increase (pilots)      6.50%     6.50%     6.50%      --       --       --
Rate of compensation increase (non-pilots)  5.00%     5.00%     5.00%      --       --       --

    Effective January 1, 2000, the Company amended its qualified retirement plans that cover substantially all employees not covered under collective bargaining agreements. Retirement income has historically been provided to employees through the coordination of benefits accumulated and funded through a defined benefit plan and a defined contribution profit sharing plan. Generally, benefit levels calculated under defined benefit plan formulas are offset by amounts contributed and earned in an employee's profit sharing account. The amendments adopted in 2000 provided for an increase in retirement income levels provided under the defined benefit plan through formula changes that increased the percentage applied to an employee's salary to determine the level of retirement benefit and removed provisions that limited the maximum years of allowable service credit. These changes are effective for past and future years of accumulated service with the Company. Additionally, the Company amended its defined contribution profit sharing plan to discontinue future contributions to employee's accounts. Previous contributions and earnings accumulated under the profit sharing plan prior to the amendments as well as future account earnings will continue to be coordinated with benefits accrued under the defined benefit plan.
    The effect of the amendments is to increase pension expense and projected benefit obligations provided under the defined benefit plans and discontinue contributions to the profit sharing plan, other than for the Company's pilots. The Company's funding policy provides for annual contributions to pension trusts at least equal to amounts required by ERISA.
    The Company's qualified defined benefit pension plans had aggregate accumulated benefit obligations of $106,863,000 compared to plan assets of $102,567,000. All qualified defined benefit plans had plan assets in excess of accumulated benefit obligations as of December 31, 1999.
    The Company also sponsors several non-qualified defined benefit pension plans. The accumulated benefit obligation of these plans was $18,379,000 and $13,811,000 as of December 31, 2000 and 1999, respectively. Postretirement liabilities include accruals relating to these plans of $16,039,000 and $14,611,000 as of December 31, 2000 and 1999, respectively. The Company has invested in certain commingled investment funds that may be used for funding non-qualified pension plan obligations.
    The assumed healthcare cost trend rate used in measuring postretirement healthcare benefit costs was 8.5% for 2000, decreasing each year to a 5.5% annual growth rate in 2003 and thereafter. A 1% increase or decrease in the assumed healthcare cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 2000. Postretirement healthcare plan obligations have not been funded.
    The Company maintains defined contribution capital accumulation and profit sharing plans. Capital accumulation plans (401K) are funded by both voluntary employee salary deferrals of up to 16% of annual compensation and by employer matching contributions on employee salary deferrals of up to 6% of annual compensation. In connection with the amendments to the Company's qualified defined benefit retirement plans, except for the pilots, accruals for contributions to the profit sharing plans were discontinued beginning in 2000. Prior to 2000, a basic formula had been followed for contributions of 7% of earnings before taxes up to a specific profit level plus 14% of earnings in excess of that level. The profit sharing plans hold 1,166,725 shares of the Company's common stock at December 31, 2000, representing 2% of outstanding shares. Expense for these plans is as follows (in thousands):

Year Ended December 31               2000       1999       1998
----------------------               ----       ----       ----
Capital accumulation plans         $ 7,970    $ 8,009    $ 7,375
Profit sharing plans                   380     10,747     20,407
                                   -------    -------    -------
   Defined contribution plans      $ 8,350    $18,756    $27,782
                                   =======    =======    =======

    The Company contributes to multi-employer defined benefit pension plans and health and welfare plans for substantially all employees covered under collective bargaining agreements. Expense for these plans is as follows (in thousands):

Year Ended December 31                           2000       1999      1998
----------------------                           ----       ----      ----
Multi-employer defined benefit pension plans  $45,668    $41,062   $37,309
Multi-employer health and welfare plans        49,113     44,415    41,473
                                              -------    -------   -------
Multi-employer plans                          $94,781    $85,477   $78,782
                                              =======    =======   =======

NOTE J - STOCK OPTIONS
    The Company has three shareholder approved stock option plans. Two of these plans, approved by the shareholders in 1994 and 1998 (the "1994 Plan" and "1998 Plan"), reserve shares of the Company's common stock for issuance to officers and key employees. Options granted under the 1994 Plan vest over a three year period. Options granted under the 1998 Plan include options which vest over a four year period and performance options issued to the Company's executive officers which vest upon attainment of specified market price targets of the Company's common stock. A third plan, the 2000 Directors' Stock Option Plan, provides for annual grants to the Company's non-employee directors of 2,000 shares that vest fully on the date of grant. Options granted under these three plans are issued at the fair market value of the Company's stock on the date of grant. A total of 7,707,250 shares may be granted under these plans. There were 4,086,575 shares available for future grants as of December 31, 2000.

A summary of the Company's stock option activity and related information is as follows:

Year Ended December 31               2000         1999        1998
----------------------               ----         ----        ----
Outstanding at beginning of year 2,819,847   2,516,417   2,189,014
Granted                            746,200     738,410     766,280
Exercised                         (116,485)   (411,100)   (423,697)
Canceled                          (117,245)    (23,880)    (15,180)
                                 ---------   ---------   ---------
Outstanding at end of year       3,332,317   2,819,847   2,516,417
                                 =========   =========   =========
Exercisable at end of year       1,977,390   1,428,574   1,297,300
                                 =========   =========   =========

Weighted average option price information is as follows:

Year Ended December 31              2000        1999        1998
----------------------              ----        ----        ----
Outstanding at beginning of year  $25.35      $19.38      $12.22
Granted                            18.94       38.13       34.90
Exercised                          10.74       11.21       10.44
Canceled                           25.07       35.30       20.07
Outstanding at end of year         24.44       25.35       19.38
Exercisable at end of year         21.65       17.31       14.54

Information related to the number of options outstanding, weighted average price per share and remaining life of significant option groups outstanding at December 31, 2000 is as follows:

                       Outstanding                     Exercisable
              ----------------------------    ----------------------------
                                    Life                            Life
 Price Range   Number     Price   in Years     Number     Price   in Years
 -----------   ------     -----   --------     ------     -----   --------
$11.06-$11.56   345,572  $11.37     2.7         345,572  $11.37     2.7
$13.00-$18.94 1,573,967   16.40     6.8         941,917   14.70     5.3
$31.06-$38.13 1,412,778   36.58     7.5         689,901   36.28     7.4

    The Company has elected to follow APB Opinion No. 25 in accounting for its stock option plans. No compensation expense was recorded in 2000 or 1999. In 1998, compensation expense of $1,198,000 was recognized upon attainment of market price targets as specified under the grant provisions of the performance options. Had expense been measured under the fair value provisions of SFAS No. 123, the Company's net earnings and earnings per diluted share for 2000, 1999 and 1998 would have been reduced to the pro forma amounts as follows (in thousands except per share data):

Year Ended December 31                            2000      1999      1998
----------------------                            ----      ----      ----
Net Earnings:
     As reported                               $ 28,492  $ 91,201   $137,285
     Pro forma                                   23,124    85,510    134,230

Earnings Per Diluted Share:
     As reported                               $    .59  $   1.85   $   2.72
     Pro forma                                      .48      1.74       2.65

The weighted average fair value for options granted in 2000, 1999 and 1998 computed utilizing the Black-Scholes option-pricing model, was $10.61, $17.21 and $16.83 respectively. Significant assumptions used in the estimation of fair value and compensation expense are as follows:

Year Ended December 31                  2000         1999         1998
----------------------                  ----         ----         ----
Weighted expected life (years)           9.6          6.2          7.4
Weighted risk-free interest rate         6.6%         4.8%         5.5%
Weighted volatility                     41.0%        41.0%        38.8%
Dividend yield                           0.9%         0.4%         0.5%

NOTE K - EARNINGS PER SHARE
Net earnings from continuing operations and average shares used in basic and diluted earnings per share calculations were as follows (in thousands except per share data):

Year Ended December 31                   2000         1999         1998
----------------------                   ----         ----         ----
NET EARNINGS:
Net earnings from continuing
operations before cumulative effect
of change in accounting principle    $ 14,286     $ 91,201     $137,285
                                     ========     ========     ========
SHARES:
   Basic weighted average shares
   outstanding                         48,396       48,596       49,620
      Stock options                       251          673          941
                                     --------     --------     --------
   Diluted weighted average shares
   outstanding                         48,647       49,269       50,561
                                     ========     ========     ========
EARNINGS PER SHARE:
   Basic                             $    .30     $   1.88     $   2.77
   Diluted                                .30         1.85         2.72
                                     ========     ========     ========

    The above calculations of earnings per diluted share for 2000, 1999 and 1998 exclude 2,130,740, 1,361,000 and 528,000, respectively, of common shares issuable under stock option plans because the options' exercise price was greater than the average market price of the common shares.

NOTE L - SEGMENT INFORMATION
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

The following is a summary of key segment information (in thousands):

                                     Domestic    International      Total
                                     --------    -------------      -----
2000
----
Revenues                           $2,895,818     $  380,132     $3,275,950
Depreciation and amortization         204,913          1,493        206,406
Segment earnings from operations       49,915         (7,297)        42,618
Segment assets                      1,661,075         84,844      1,745,919
Expenditures for property
   and equipment                      370,317          2,258        372,575

1999
----
Revenues                           $2,772,782     $  366,342     $3,139,124
Depreciation and amortization         207,902          1,488        209,390
Segment earnings from operations      156,637          1,084        157,721
Segment assets                      1,569,367         73,883      1,643,250
Expenditures for property
   and equipment                      292,130          2,189        294,319

1998
----
Revenues                           $2,712,344     $  361,440     $3,073,784
Depreciation and amortization         183,147          1,379        184,526
Segment earnings from operations      230,831          1,501        232,332
Segment assets                      1,428,956         72,621      1,501,577
Expenditures for property
   and equipment                      281,571          3,910        285,481

    International operations are supported in the United States by pickup and delivery, customer service and airline capabilities provided by the domestic segment. Management allocates these costs, generally on a per shipment basis, to the international segment.
    Management considers interest expense, other income and income taxes as corporate items and, accordingly, does not allocate these amounts to the operating segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
    A substantial portion of international revenue is associated with shipments originating within the United States ($211,835,000 in 2000, $234,087,000 in 1999 and $256,259,000 in 1998). Long lived assets located within the United States and associated with the international segment were $6,382,000, $6,792,000 and $6,274,000 as of December 31, 2000, 1999 and 1998, respectively.

NOTE M - GAIN ON SALE OF SECURITIES
    In June 2000, a gain of $1,912,000 was recorded from the sale of common shares of Metropolitan Life Insurance Company ("Metropolitan"). As a policyholder for certain employee benefit programs, these shares were allocated to the Company and sold in connection with the demutualization of Metropolitan. The gain was recorded in other income on the consolidated statements of net earnings.
    The Company is a participating member of SITA, a cooperative of major airline companies, which primarily provides data communication services to the air transport industry. Through this membership the Company holds depository certificates in The SITA Foundation ("Foundation") whose principal asset is an equity interest in Equant, N.V. ("Equant"), an international data network services company whose stock is traded publicly on the New York Stock Exchange under the symbol ENT. In December 1999, the Foundation sold a portion of its interest in Equant through a public offering and distributed proceeds pro rata to the certificate holders that elected to participate in the offering. As part of this sale, the Company sold 34% of its interest in Equant and recognized a pre-tax gain of approximately $4,600,000 that was included in other income on the consolidated statements of net earnings.
    The Company has remaining restricted depository certificates in the Foundation that may, in the future, become convertible into 103,351 shares of Equant. As convertibility is contingent on future share offerings by the Foundation, no amount has been recorded on the consolidated balance sheets as of December 31, 2000 and 1999. The Company has no cost basis in the depository certificates, although the converted fair value of the remaining certificates was approximately $2,700,000 and $11,600,000 at December 31, 2000 and 1999, respectively.

NOTE N - OTHER COMPREHENSIVE INCOME
Other comprehensive income includes the following transactions and tax effects for the years ended December 31, 2000, 1999 and 1998, respectively (in thousands):

                                                     Income Tax
                                            Before    (Expense)    Net of
                                             Tax     or Benefit     Tax
                                            -------   --------     ------
2000
----
Unrealized securities losses arising
   during the period                       $  (132)    $    50    $   (82)
Less: Reclassification adjustment for
   gains realized in net income             (1,117)        430       (687)
                                           -------     -------    -------
Net unrealized securities losses            (1,249)        480       (769)
Foreign currency translation adjustments      (465)        180       (285)
                                           -------     -------    -------
Other comprehensive income                 $(1,714)    $   660    $(1,054)
                                           =======     =======    =======
1999
----
Unrealized securities gains arising
   during the period                       $ 1,315     $  (506)   $   809
Less: Reclassification adjustment for
   gains realized in net income             (1,268)        488       (780)
                                           -------     -------    -------
Net unrealized securities gains                 47         (18)        29
Foreign currency translation adjustments       200         (77)       123
                                           -------     -------    -------
Other comprehensive income                 $   247     $   (95)   $   152
                                           =======     =======    =======

1998
----
Unrealized securities gains arising
   during the period                       $ 3,071     $(1,182)   $ 1,889
Less: Reclassification adjustment for
   gains realized in net income             (1,531)        589       (942)
                                           -------     -------    -------
Net unrealized securities gains              1,540        (593)       947
Foreign currency translation adjustments      (295)        114       (181)
                                           -------     -------    -------
Other comprehensive income                 $ 1,245     $  (479)   $   766
                                           =======     =======    =======

NOTE O - QUARTERLY RESULTS (UNAUDITED)
The following is a summary of quarterly results of operations (in thousands except per share data):

                                   1st        2nd        3rd        4th
2000                             Quarter    Quarter    Quarter    Quarter
----                             --------   --------   --------   --------
Revenues                         $812,464   $811,027   $804,529   $847,930
Earnings (Loss) from operations    33,425     25,343     (3,026)   (13,124)
Earnings (Loss) before change in
accounting                         17,899     13,758     (5,509)   (11,862)
Cumulative Effect of Change in
Accounting                         14,206          -          -          -
Net Earnings (Loss)                32,105     13,758     (5,509)   (11,862)
Earnings (Loss) per Share
  Basic:
   Before Change in Accounting   $    .37   $    .28   $   (.11)   $  (.25)
   Cumulative Effect of Change in
Accounting                            .29          -          -          -
                                 --------   --------   --------   --------
   Earnings per Basic Share      $    .66   $    .28   $   (.11)  $   (.25)

  Diluted:
   Before Change in Accounting   $    .36   $    .28   $   (.11)  $   (.25)
   Cumulative Effect of Change in
Accounting                            .29          -          -          -
                                 --------   --------   --------   --------
   Earnings per Diluted Share    $    .65   $    .28   $   (.11)  $   (.25)

1999
----
Revenues                         $769,348   $779,000   $785,308   $805,468
Earnings from Operations           44,827     47,834     38,811     26,249
Net Earnings                       25,244     27,022     21,604     17,331
Earnings per Share:
  Basic                          $    .52   $    .56   $    .44   $    .36
  Diluted                        $    .51   $    .55   $    .44   $    .35

1998
----
Revenues                         $750,153   $763,981   $768,666   $790,984
Earnings from Operations           56,529     58,836     55,471     61,496
Net Earnings                       32,360     33,827     32,813     38,285
Earnings per Share:
  Basic                          $    .65   $    .67   $    .66   $    .79
  Diluted                        $    .63   $    .66   $    .65   $    .78

NOTE P - SUPPLEMENTAL GUARANTOR INFORMATION
    In connection with the issuance of $200,000,000 of Senior Notes (Notes) by Airborne Express, Inc. (AEI), certain subsidiaries (collectively, "Guarantors") of Airborne, Inc. (the "Company")have fully and unconditionally guaranteed, on a joint and several basis, the obligations to pay principal, premium, if any, and interest with respect to the Notes. The Guarantors are ABX Air Inc. (ABX) and Sky Courier, Inc. (SKY), which are wholly-owned subsidiaries of the Company, and Airborne FTZ Inc. (FTZ) and Wilmington Air Park Inc. (WAP), which are wholly-owned subsidiaries of ABX.
    ABX is a certificated air carrier that owns and operates the domestic express cargo services for which AEI is the sole customer. ABX also offers air charter services on a limited basis to third-party customers. FTZ owns certain aircraft parts inventories that it sells primarily to ABX but also has limited sales to third-party customers. FTZ is also the holder of a foreign trade zone certificate at Wilmington airport property. WAP is the owner of the Wilmington airport property, which includes the Company's main sort facility, aircraft maintenance facilities, runways and related airport facilities and airline administrative and training facilities. ABX is the only occupant and customer of WAP. SKY provides expedited courier services and regional logistics warehousing primarily to third-party customers.
    Revenues and net earnings recorded by ABX, FTZ, and WAP are controlled by the Company and are based on various discretionary factors. Investment balances and revenues between Guarantors have been eliminated for purposes of presenting financial information below. Intercompany advances and liabilities represent net amounts due between the various entities. The Company provides its subsidiaries with a majority of the cash necessary to fund operating and capital expenditure requirements.

The following are consolidating condensed balance sheets of the Company as of December 31, 2000 and 1999 and the related consolidating condensed statements of net earnings and cash flows for each of the three years ended December 31, 2000:

Balance Sheet Information:
                          Airborne   Airborne,                Non-
December 31, 2000      Express, Inc.   Inc.     Guarantors guarantors Elimination Consolidated
-----------------         --------- ----------  ---------- ---------- ----------- ------------
                                                    (in thousands)
ASSETS
  Cash                    $  37,523  $        -  $       52   $  2,815   $       -   $   40,390
  Accounts receivable        20,248           -      16,164    182,273           -      218,685
  Spare parts and
   fuel inventory                 -           -      40,885      2,346           -       43,231
  Refundable income taxes    21,595           -           -          -           -       21,595
  Deferred income tax
   assets                    28,839           -           -          -           -       28,839
  Prepaid expenses and
   other                      5,408           -      14,948        453           -       20,809
                          ---------  ----------  ----------   --------   ---------   ----------
  Total current assets      113,613           -      72,049    187,887           -      373,549

Property and equipment,
 net                        115,309           -   1,195,122      4,327           -    1,314,758
Intercompany advances       408,403     364,303      (3,532)   (68,309)   (700,865)           -
Equipment deposits and
 other assets                38,418       5,988      13,207         10         (11)      57,612
                          ---------  ----------  ----------   --------   ---------   ----------
Total assets              $ 675,743  $  370,291  $1,276,846   $123,915   ($700,876)  $1,745,919
                          =========  ==========  ==========   ========   =========   ==========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
  Accounts payable        $ 114,198  $        -  $   61,142   $  5,392    $   (109)  $  180,623
  Salaries, wages and
   related taxes             44,796           -      26,383          -           -       71,179
  Accrued expenses and
   income taxes payable      75,689           -       7,752         77           -       83,518
  Current portion of debt         -           -         477          -           -          477
                          ---------  ----------  ----------   --------   ---------   ----------
  Total current
   liabilities              234,683           -      95,754      5,469        (109)     335,797

Long-term debt              228,000      75,000      19,230          -           -      322,230
Intercompany liabilities          -           -     585,756          -    (585,756)           -
Deferred income tax
 liabilities                 13,112           -     112,124        208           -      125,444
Postretirement
 liabilities                 42,438           -      19,922          -           -       62,360
Other liabilities            37,233           -           -          -           -       37,233
Common stock                      -      51,280        (109)       120         (11)      51,280
Additional paid in
 capital                          -     303,885        (754)   115,754    (115,000)     303,885
Retained earnings           120,413           -     444,923      2,364           -      567,700
Accumulated other
 comprehensive income          (136)          -           -          -           -        (136)
Treasury stock                    -     (59,874)          -          -           -     (59,874)
                          ---------  ----------  ----------   --------   ---------   ----------
  Total shareholders'
   equity                   120,277     295,291     444,060    118,238    (115,011)     862,855
                          ---------  ----------  ----------   --------   ---------   ----------
Total liabilities and
 shareholders'equity      $ 675,743  $  370,291  $1,276,846   $123,915   ($700,876)  $1,745,919
                          =========  ==========  ==========   ========   =========   ==========
                                     Airborne                 Non-
December 31, 1999                 Express, Inc. Guarantors guarantors Elimination Consolidated
-----------------                 ------------- ---------- ---------- -----------  -----------
                                                         (in thousands)
ASSETS
  Cash                               $   28,638 $       99  $     (59)  $       -   $   28,678
  Accounts receivable                   325,778     13,224         42           -      339,044
  Spare parts and fuel inventory              -     42,265      1,998           -       44,263
  Refundable income taxes                 1,679          -          -           -        1,679
  Deferred income tax assets             31,950          -          -           -       31,950
  Prepaid expenses and other              7,281     17,145         30           -       24,456
                                    ----------- ----------  ---------   ---------  -----------
  Total current assets                  395,326     72,733      2,011           -      470,070

Property and equipment, net             113,174  1,001,513      1,025           -    1,115,712
Intercompany advances                   484,583    (47,481)       302    (437,404)           -
Equipment deposits and other assets      43,395     19,562         10      (5,499)      57,468
                                     ---------- ----------  ---------   ---------   ----------
Total assets                         $1,036,478 $1,046,327  $   3,348   ($442,903)  $1,643,250
                                     ========== ==========  =========   =========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Accounts payable                   $   99,379 $   41,302  $   1,616   ($    210)  $  142,087
  Salaries, wages and related taxes      39,242     26,031          3           -       65,276
  Accrued expenses and income taxes
   payable                               70,970     11,067          -           -       82,037
  Current portion of debt                     -        442          -           -          442
                                     ---------- ----------  ---------   ---------   ----------
  Total current liabilities             209,591     78,842      1,619        (210)     289,842

Long-term debt                          295,000     19,707          -           -      314,707
Intercompany advances                         -    437,194          -    (437,194)           -
Deferred income tax liabilities          14,880     84,081        208           -       99,169
Postretirement liabilities               34,112     12,440          -           -       46,552
Other liabilities                        34,773          -          -           -       34,773
Common stock                             51,176        (10)       110        (100)      51,176
Additional paid in capital              298,741      4,647        753      (5,399)     298,742
Retained earnings                       136,878    409,426        658           -      546,962
Accumulated other comprehensive
 income                                     918          -          -           -          918
Treasury stock                          (39,591)         -          -           -      (39,591)
                                     ---------- ----------  ---------   ---------   ----------
  Total shareholders' equity            448,122    414,063      1,521      (5,499)     858,207
                                     ---------- ----------  ---------   ---------   ----------
Total liabilities and shareholders'
 equity                              $1,036,478 $1,046,327  $   3,348   ($442,903)  $1,643,250
                                     ========== ==========  =========   =========   ==========

Statement of Net Earnings Information:
                                    Airborne                  Non-
Year ended December 31, 2000      Express, Inc. Guarantors guarantors Elimination Consolidated
----------------------------      ------------- ---------- ---------- ----------- ------------
                                                         (in thousands)
Revenues                             $3,198,442 $1,187,164  $     246 ($1,109,902)  $3,275,950
Operating expenses:
  Transportation purchased            1,966,993    185,293          -  (1,109,745)   1,042,541
  Station and ground operations         906,583    148,559          -           -    1,055,142
  Flight operations and maintenance       1,025    590,455     (2,741)       (157)     588,582
  General and administrative            195,926     62,066        157           -      258,149
  Sales and marketing                    81,287      1,225          -           -       82,512
  Depreciation and amortization          52,638    153,485        283           -      206,406
                                     ---------- ----------  ---------  ----------   ----------
                                      3,204,452  1,141,083     (2,301) (1,109,902)   3,233,332
                                     ---------- ----------  ---------  ----------   ----------
  Earnings from operations               (6,010)    46,081      2,547           -       42,618
Other income (expense):
  Interest, net                         (10,876)   (12,549)         -           -      (23,425)
  Other                                   3,984          -         49           -        4,033
                                     ---------- ----------  ---------  ----------   ----------
  Earnings before income taxes          (12,902)    33,532      2,596           -       23,226
Income taxes                             (4,208)    12,238        910           -        8,940
                                     ---------- ----------  ---------  ----------   ----------
  Net earnings before change in
   accounting                            (8,694)    21,294      1,686           -       14,286
Cumulative effect of change in
 accounting                                   -     14,206          -           -       14,206
                                     ---------- ----------  ---------  ----------   ----------
  Net earnings                      ($    8,694)$   35,500  $   1,686  $        -   $   28,492
                                     ========== ==========  =========  ==========   ==========

                                    Airborne                  Non-
Year ended December 31, 1999      Express, Inc. Guarantors guarantors Elimination Consolidated
----------------------------      ------------- ---------- ---------- ----------- ------------
                                                         (in thousands)
Revenues                             $3,072,947 $1,171,003  $     163 ($1,104,989)  $3,139,124
Operating expenses:
  Transportation purchased            1,891,610    178,934          -  (1,104,822)     965,722
  Station and ground operations         836,758    138,911          -           -      975,669
  Flight operations and maintenance       3,102    513,213     (2,811)       (167)     513,337
  General and administrative            187,605     52,348        136           -      240,089
  Sales and marketing                    75,890      1,306          -           -       77,196
  Depreciation and amortization          52,950    156,284        156           -      209,390
                                     ---------- ----------  ---------  ----------   ----------
                                      3,047,915  1,040,996     (2,519) (1,104,989)   2,981,403
                                     ---------- ----------  ---------  ----------   ----------
  Earnings from operations               25,032    130,007      2,682           -      157,721
Other income (expense):
  Interest, net                          (8,323)    (8,939)         -           -      (17,262)
  Other                                   6,929          -          -           -        6,929
                                     ---------- ----------  ---------  ----------   ----------
  Earnings before income taxes           23,638    121,068      2,682           -      147,388
Income taxes                             12,077     43,170        940           -       56,187
                                     ---------- ----------  ---------  ----------   ----------
  Net earnings                       $   11,561 $   77,898  $   1,742  $        -   $   91,201
                                     ========== ==========  =========  ==========   ==========

                                    Airborne                   Non-
Year ended December 31, 1998      Express, Inc.  Guarantors guarantors Elimination Consolidated
----------------------------      -------------  ---------- ---------- ----------- ------------
                                                          (in thousands)
Revenues                             $3,002,876  $1,055,174 $     351  ($ 984,617)  $3,073,784
Operating expenses:
  Transportation purchased            1,785,015     143,844         -    (984,502)     944,357
  Station and ground operations         783,297     131,622         -           -      914,919
  Flight operations and maintenance       6,948     473,693    (2,727)       (115)     477,799
  General and administrative            205,540      42,802       155           -      248,497
  Sales and marketing                    69,941       1,413         -           -       71,354
  Depreciation and amortization          50,873     133,445       208           -      184,526
                                     ----------  ---------- ---------  ----------   ----------
                                      2,901,614     926,819    (2,364)   (984,617)   2,841,452
                                     ----------  ---------- ---------  ----------   ----------
  Earnings from operations              101,262     128,355     2,715           -      232,332
Other income (expense):
  Interest, net                          (3,846)     (9,036)        -           -      (12,882)
  Other                                   2,135           -         -           -        2,135
                                     ----------  ---------- ---------  ----------   ----------
  Earnings before income taxes           99,551     119,319     2,715           -      221,585
Income taxes                             40,707      42,641       952           -       84,300
                                     ----------  ---------- ---------  ----------   ----------
  Net earnings                       $   58,844  $   76,678 $   1,763  $        -   $  137,285
                                     ==========  ========== =========  ==========   ==========

Statement of Cash Flows Information:
                                               Airborne                    Non-
Year ended December 31, 2000                Express, Inc. Guarantors  guarantors  Consolidated
----------------------------                ------------- ----------  ----------  ------------
                                                              (in thousands)
OPERATING ACTIVITIES:
Net earnings                                   ($   8,694)$   35,500   $   1,686    $   28,492
Adjustments to reconcile net earnings to net
cash provided by operating activities:
 Cumulative effect of change in accounting              -    (14,206)          -       (14,206)
 Depreciation and amortization                     52,638    153,485         283       206,406
 Deferred income taxes                             11,444      9,235           -        20,679
 Postretirement obligations                         8,326      7,482           -        15,808
 Other                                              5,833          -           -         5,833
                                                --------- ----------   ---------    ----------
  Cash provided (used) by operations               69,547    191,496       1,969       263,012

Change in:
Proceeds from receivable securitization
 facility                                               -          -     150,000       150,000
Receivables                                       121,808     (2,940)   (148,509)      (29,641)
Inventories and prepaid expenses                    1,873      3,577        (771)        4,679
Refundable income taxes                           (19,916)         -           -       (19,916)
Accounts payable                                   14,710     19,948       3,878        38,536
Accrued expenses, salaries and taxes
 payable                                           10,273     (2,963)         74         7,384
Intercompany transactions                        (154,197)   154,379        (182)            -
                                                --------- ----------   ---------    ----------
     Net cash provided by operating activities     44,098    363,497       6,459       414,054

INVESTING ACTIVITIES:
 Additions to property and equipment              (31,786)  (337,204)     (3,585)     (372,575)
 Disposition of property and equipment             27,396    (22,683)          -         4,713
 Proceeds from sale of securities                   1,913          -           -         1,913
 Other                                            (13,579)    (3,215)          -       (16,794)
                                                --------- ----------   ---------    ----------
 Net cash used by investing activities            (16,056)  (363,102)     (3,585)     (382,743)

FINANCING ACTIVITIES:
 Proceeds on bank notes, net                        8,000          -           -         8,000
 Repurchase of common stock                       (20,662)         -           -       (20,662)
 Principal payments on debt                             -       (442)          -          (442)
 Proceeds from common stock issuance                1,259          -           -         1,259
 Dividends paid                                    (7,754)         -           -        (7,754)
                                                --------- ----------   ---------    ----------
 Net cash used by financing                       (19,157)      (442)          -       (19,599)
                                                --------- ----------   ---------    ----------
 Net increase (decrease) in cash                    8,885        (47)      2,874        11,712

 Cash at beginning of year                         28,638         99         (59)       28,678
                                                --------- ----------   ---------    ----------
 Cash at end of year                            $  37,523 $       52   $   2,815    $   40,390
                                                ========= ==========   =========    ==========

                                              Airborne                    Non-
Year ended December 31, 1999                Express, Inc. Guarantors  guarantors  Consolidated
----------------------------                ------------- ----------  ----------  ------------
                                                               (in thousands)
OPERATING ACTIVITIES:
Net earnings                                    $  11,561 $   77,898   $  1,742     $   91,201
Adjustments to reconcile net earnings to net
cash provided by operating activities:
 Depreciation and amortization                     52,950    135,849        156        188,955
 Deferred income taxes                             (3,240)    10,113         16          6,889
 Postretirement obligations                        14,509        688          -         15,197
 Provision for aircraft engine overhauls                -     20,435          -         20,435
 Other                                                529          -          -            529
                                                --------- ----------  ---------     ----------
  Cash provided by operations                      76,309    244,983      1,914        323,206

Change in:
Receivables                                       (13,490)    (2,386)        10        (15,866)
Inventories and prepaid expenses                    1,063     (3,773)      (586)        (3,296)
Refundable income taxes                            (1,679)         -          -         (1,679)
Accounts payable                                   (3,091)    (7,888)        66        (10,913)
Accrued expenses, salaries and taxes
 payable                                          (22,715)    (9,845)        26        (32,534)
Intercompany transactions                         (74,208)    75,647     (1,439)             -
                                                --------- ----------  ---------     ----------
     Net cash (used) provided by operating
      activities                                  (37,811)   296,738         (9)       258,918

INVESTING ACTIVITIES:
 Additions to property and equipment              (49,582)  (244,714)       (23)      (294,319)
 Disposition of property and equipment             33,218    (31,525)         -          1,693
 Gain on sale of securities                         4,603          -          -          4,603
 Expenditures for engine overhauls                      -    (18,735)         -        (18,735)
 Other                                             (4,072)    (1,381)         -         (5,453)
                                                --------- ----------  ---------     ----------
 Net cash used by investing activities            (15,833)  (296,355)       (23)      (312,211)

FINANCING ACTIVITIES:
 Proceeds on bank notes, net                       66,000          -          -         66,000
 Principal payments on debt                             -       (410)         -           (410)
 Proceeds from common stock issuance                5,480          -          -          5,480
 Dividends paid                                    (7,778)         -          -         (7,778)
                                                --------- ----------  ---------     ----------
 Net cash provided (used) by financing             63,702       (410)         -         63,292
                                                --------- ----------  ---------     ----------
 Net increase (decrease) in cash                   10,058        (27)       (32)         9,999

 Cash at beginning of year                         18,580        126        (27)        18,679
                                                --------- ----------  ---------     ----------
 Cash at end of year                            $  28,638 $       99  ($     59)    $   28,678
                                                ========= ==========  =========     ==========

                                              Airborne                  Non-
Year ended December 31, 1998                Express, Inc. Guarantors guarantors   Consolidated
----------------------------                ------------- ---------- ----------   ------------
                                                               (in thousands)
OPERATING ACTIVITIES:
Net earnings                                    $  58,844 $   76,678  $   1,763     $  137,285
Adjustments to reconcile net earnings to net
cash provided by operating activities:
 Depreciation and amortization                     50,872    116,949        208        168,029
 Deferred income taxes                              4,203      5,306         29          9,538
 Postretirement obligations                        12,352      1,494          -         13,846
 Provision for aircraft engine overhauls                -     16,497          -         16,497
 Other                                             (1,590)         -          -         (1,590)
                                                --------- ----------  ---------     ----------
  Cash provided by operations                     124,681    216,924      2,000        343,605

Change in:
Receivables                                           811     (1,421)       (19)          (629)
Inventories and prepaid expenses                   16,386    (19,996)     2,135         (1,475)
Accounts payable                                    4,136      1,925      2,973          9,034
Accrued expenses, salaries and taxes
 payable                                           (1,689)    (3,867)        24         (5,532)
Intercompany transactions                         (88,113)    94,445     (6,332)             -
                                                --------- ----------  ---------     ----------
     Net cash provided (used) by operating
      activities                                   56,212    288,010        781        345,003

INVESTING ACTIVITIES:
 Additions to property and equipment              (51,191)  (233,707)      (583)      (285,481)
 Disposition of property and equipment             31,852    (29,254)         -          2,598
 Expenditures for engine overhauls                      -    (22,846)         -        (22,846)
 Other                                             (2,618)    (1,966)         -         (4,584)
                                                --------- ----------  ---------     ----------
 Net cash used by investing activities            (21,957)  (287,773)      (583)      (310,313)

FINANCING ACTIVITIES:
 Proceeds on bank notes, net                       (1,000)         -          -         (1,000)
 Repurchase of common stock                       (38,835)         -          -        (38,835)
 Principal payments on debt                             -       (381)         -           (381)
 Proceeds from common stock issuance                6,509          -          -          6,509
 Dividends paid                                    (7,829)         -          -         (7,829)
                                                --------- ----------  ---------     ----------
 Net cash used by financing                       (41,155)      (381)         -        (41,536)
                                                --------- ----------  ---------     ----------
 Net (decrease) increase in cash                   (6,900)      (144)       198         (6,846)

 Cash at beginning of year                         25,480        270       (225)        25,525
                                                --------- ----------  ---------     ----------
 Cash at end of year                            $  18,580 $      126  ($     27)    $   18,679
                                                ========= ==========  =========     ==========